  As filed with the Securities and Exchange Commission on November    , 1997
                                                   Registration No.  333-
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------

                                 Fiserv, Inc.
            (Exact name of Registrant as specified in its charter)

      Wisconsin                       7374                   39-1506125
(State or jurisdiction          (Primary standard          (I.R.S. employer
 of incorporation or               industrial            identification number)
    organization)                classification
                                  code number)


                               255 FISERV DRIVE
                         BROOKFIELD, WISCONSIN  53045
                                (414) 879-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               KENNETH R. JENSEN
                        SENIOR EXECUTIVE VICE PRESIDENT
                                 FISERV, INC.
                               255 FISERV DRIVE
                         BROOKFIELD, WISCONSIN  53045
                                (414) 879-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:

       Charles W. Sprague, Esq.             Karen L. Barsch, Esq.
       Fiserv, Inc.                         Otten, Johnson, Robinson,
       255 Fiserv Drive                     Neff & Ragonetti, P.C.
       Brookfield, WI  53045                1600 Colorado National Building
       (414) 879-5000                       950 Seventeenth Street
       Fax: (414) 879-5532                  Denver, CO  80202
                                            (303) 825-8400
                                            Fax: (303) 825-6525

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the consummation of the merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================
                                                  Proposed      Proposed
                                                  maximum       maximum
                                       Amount     offering     aggregate      Amount of
 Title of each class of securities     to be     price per      offering     registration
         to be registered            registered  share(1)        price           fee
=========================================================================================
Common Stock, $.01 par value              }          }       $17,979,565(1)    $5,448
=========================================================================================

(1) Pursuant to Rule 457(f)(2) and Rule 457(o) promulgated under the Securities Act of 1933, as amended, and estimated solely for purposes of calculating the registration fee, based upon the book value of common stock of Hanifen Holdings, Inc. ("Hanifen Holdings") computed as of the latest practicable date prior to the date of filing of this Registration Statement on Form S-4 (decreased by the number of such shares that are to be exchanged for cash). This Registration Statement also relates to the resale of shares of Fiserv Common Stock pursuant to General Instruction A.1(4).

                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        HANIFEN, IMHOFF HOLDINGS, INC.
                      1125 Seventeenth Street, Suite 1810
                               Denver, CO  80202

                              November    , 1997

TO OUR SHAREHOLDERS:

     You are cordially invited to attend the Special Meeting of Shareholders of Hanifen, Imhoff Holdings, Inc. ("Hanifen Holdings") to be held on December __, 1997 at 9:30 a.m. local time at the Westin Hotel Tabor Center at 1672 Lawrence Street, Denver, Colorado 80202 (the "Special Meeting").

     At the Special Meeting, shareholders will be asked to consider and vote upon (i) a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") among Fiserv, Inc. ("Fiserv"), Fiserv Clearing, Inc., a wholly-owned subsidiary of Fiserv ("Fiserv Clearing"), and Hanifen Holdings, (ii) a proposal to sell certain of the assets of Hanifen, Imhoff, Inc., a wholly-owned subsidiary of Hanifen Holdings, and (iii) a proposal to sell certain of the assets of Hanifen, Imhoff Investments, Inc., which is also a wholly-owned subsidiary of Hanifen Holdings. Pursuant to the Merger Agreement, each outstanding share of Hanifen Common Stock will be converted into shares of Fiserv Common Stock and cash, and Hanifen Holdings will be merged with and into Fiserv Clearing and thereby become a wholly-owned subsidiary of Fiserv. Shareholders will receive cash in lieu of any fractional shares.

     Details of the foregoing proposals and the Special Meeting are contained in the attached Notice of Special Meeting and Proxy Statement/Prospectus. Your vote on the Merger Agreement is important to Hanifen Holdings, so please read this information carefully.

     All shareholders are invited to attend the Special Meeting. To assure your representation at the Special Meeting, please complete, sign, date and return the accompanying proxy in the enclosed postage prepaid envelope, whether or not you intend to be present at the special meeting. If you are able to attend the Special Meeting, you may, if you wish, vote your shares in person.

     After the effective time of the Merger you will receive a transmittal form and instructions for the surrender and exchange of your shares.

                              Sincerely yours,


                              Gary J. Wilson
                              Chief Executive Officer


                                      (2)

                        HANIFEN, IMHOFF HOLDINGS, INC.

                      1125 Seventeenth Street, Suite 1810
                            Denver, Colorado  80202

                           --------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To be held December __, 1997

                           --------------------------


To the Shareholders of
Hanifen, Imhoff Holdings, Inc.:

     A special meeting of shareholders (the "Special Meeting") of Hanifen, Imhoff Holdings, Inc., a Colorado corporation ("Hanifen Holdings"), will be held on December __, 1997, at 9:30 a.m., local time, at the Westin Hotel Tabor Center, 1672 Lawrence Street, Denver, Colorado 80202 for the following purposes:

     1. To consider and vote upon a proposal to adopt and approve an Agreement and Plan of Merger dated as of September 30, 1997 (the "Merger Agreement"), among Fiserv, Inc., a Wisconsin corporation ("Fiserv"), Fiserv Clearing, Inc., a Delaware corporation ("Fiserv Clearing") and a wholly-owned subsidiary of Fiserv, and Hanifen Holdings. Pursuant to the Merger Agreement, (i) Hanifen Holdings will be merged with and into Fiserv Clearing, with Fiserv Clearing being the surviving corporation and remaining a wholly-owned subsidiary of Fiserv (the "Merger"), and (ii) each share of common stock, $.01 par value per share, of Hanifen Holdings ("Hanifen Common Stock") outstanding immediately prior to the consummation of the Merger will be converted into the right to receive (a) such number of shares of common stock, $.01 par value, of Fiserv ("Fiserv Common Stock") as shall equal the quotient of (A) the quotient of (I) 51% of the Hanifen Value (as hereinafter defined), divided by (II) the number of shares of Hanifen Common Stock outstanding at the effective time of the Merger (the "Effective Date"), divided by (B) a number which is equal to the average closing price per share for Fiserv Common Stock as reported on the NASDAQ National Market (as reported in The Wall Street Journal)
                                                        --- ---- ------ -------
          for the 20 business days ending two business days prior to the Effective Date and (b) such amount of cash as shall equal the quotient of (A) 49% of the Hanifen Value, divided by (B) the number of shares of Hanifen Common Stock outstanding on the Effective Date. The "Hanifen Value" shall mean the sum of (i) the difference (positive or negative) between (A) the Final Stockholders' Equity (as defined in the Merger Agreement) and (B) $30,000,000, plus (ii) $97,200,000. A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

     2. To consider and vote upon a proposal to sell certain of the assets of Hanifen, Imhoff, Inc. ("Hanifen Brokerage"), a wholly-owned subsidiary of Hanifen Holdings, to a new corporation formed by a group of current employees of Hanifen Brokerage for a purchase price equal to the fair market value determined by an independent appraiser, payable in cash at closing, plus the assumption of certain of the liabilities of Hanifen Brokerage. The sale of the assets of Hanifen Brokerage is a condition to closing the Merger; therefore a vote against such sale will be a vote against the Merger.

     3. To consider and vote upon a proposal to sell certain of the assets of Hanifen, Imhoff Investments, Inc. ("Hanifen Investments"), a wholly-owned subsidiary of Hanifen Holdings, to an unrelated third-party and/or one or more new entities formed by one or more groups of current employees of Hanifen Holdings and its subsidiaries, on terms to be negotiated by Hanifen Holdings. The sale of the assets of Hanifen Investments is a condition to closing the Merger; therefore, a vote against such sale will be a vote against the Merger.

     4. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

Holders of Hanifen Common Stock are entitled to dissenters' rights in connection with the Merger, as more fully described in the accompanying Proxy Statement/Prospectus. If holders of more than 5% of the outstanding Hanifen Common Stock exercise their dissenters' rights, the Merger will not be consummated, unless Fiserv waives such condition to closing.

     The Hanifen Holdings' Board of Directors knows of no business that will be presented for consideration at the Special Meeting, other than the matters described in the accompanying Proxy Statement/Prospectus.

     UNLESS THE PROPOSALS ARE APPROVED BY THE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING COMMON STOCK OF HANIFEN HOLDINGS, THE MERGER WILL NOT BE CONSUMMATED.

     Only holders of record of shares of Hanifen Common Stock at the close of business on November 12, 1997 are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

     Shareholders may dissent from the Merger and obtain payment for their shares, as described in the accompanying Proxy Statement/Prospectus. A copy of
Article 113 of the Colorado Business Corporation Act, which sets forth the right of dissenters, is attached to the Proxy Statement/Prospectus as Appendix B.

     To assure that your vote will be counted, please complete, date and sign the enclosed proxy card and return it promptly in the enclosed prepaid envelope whether or not you plan to attend the Special Meeting. Your proxy may be revoked in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting.

                            By Order of the Board of Directors,



                            Secretary

November    , 1997

     PLEASE EXECUTE AND RETURN THE ENCLOSED PROXY PROMPTLY, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING.

HANIFEN, IMHOFF HOLDINGS, INC.                          FISERV, INC.

PROXY STATEMENT                                         PROSPECTUS
                                                        SHARES OF COMMON STOCK

                              --------------------

     This Proxy Statement/Prospectus is being furnished to the shareholders of Hanifen, Imhoff Holdings, Inc., a Colorado corporation ("Hanifen Holdings"), in connection with the solicitation of proxies from holders of outstanding shares of Hanifen Holdings common stock, $.01 par value per share ("Hanifen Common Stock"), for use at a special meeting of shareholders (together with any adjournments or postponements, the "Special Meeting") of Hanifen Holdings to be held at the Westin Hotel Tabor Center, 1672 Lawrence Street, Denver, Colorado
80202 on December    , 1997, and at any adjournment or postponement thereof.
Only holders of record of shares of Hanifen Common Stock at the close of business on November 12, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 1,182,845 shares of Hanifen Common Stock outstanding. This Proxy Statement/Prospectus, the enclosed Notice of Special Meeting, and the accompanying proxy card are first
being mailed to Hanifen Holdings shareholders on or about November    , 1997.
This proxy solicitation is made by the Board of Directors of Hanifen Holdings.

     At the Special Meeting, the shareholders of Hanifen Holdings will consider and vote upon (i) a proposal to approve an Agreement and Plan of Merger dated as of September 30, 1997 (the "Merger Agreement"), among Fiserv, Inc., a Wisconsin corporation ("Fiserv"), Fiserv Clearing, Inc., a Delaware corporation ("Fiserv Clearing") and a wholly-owned subsidiary of Fiserv, and Hanifen Holdings, a copy of which is attached hereto as Appendix A, (ii) a proposal to sell certain of the assets of Hanifen, Imhoff, Inc. ("Hanifen Brokerage"), a wholly-owned subsidiary of Hanifen Holdings, to a new corporation formed by a group of current employees of Hanifen Brokerage for a purchase price equal to fair market value as determined by an independent appraiser, payable in cash at closing, plus the assumption of certain of Hanifen Brokerage's liabilities; and (iii) a proposal to sell certain of the assets of Hanifen, Imhoff Investments, Inc. ("Hanifen Investments"), a wholly-owned subsidiary of Hanifen Holdings, to an unrelated third party and one or more new entities formed by one or more groups of current employees of Hanifen Holdings and its subsidiaries, on terms to be negotiated by Hanifen Holdings.

     Pursuant to the Merger Agreement, Hanifen Holdings will be merged with and into Fiserv Clearing, with Fiserv Clearing being the surviving corporation (the "Surviving Corporation") and remaining a wholly-owned subsidiary of Fiserv (the "Merger") and each share of Hanifen Common Stock outstanding immediately prior to the consummation of the Merger will be converted into the right to receive
(i) such number of shares of common stock, $.01 par value, of Fiserv ("Fiserv Common Stock") as shall equal the quotient of (A) the quotient of (I) 51% of the Hanifen Value, divided by (II) the number of shares of Hanifen Common Stock outstanding at the effective time of the Merger (the "Effective Date"), divided by (B) a number which is equal to the average closing price per share for Fiserv Common Stock as reported on the NASDAQ National Market (as reported in The Wall Street Journal) for the 20 business days ending two
--- ---- ------ -------
business days prior to the Effective Date and (ii) such amount of cash as shall equal the quotient of (A) 49% of the Hanifen Value, divided by (B) the number of shares of Hanifen Common Stock outstanding on the Effective Date. The "Hanifen Value" shall mean the sum of (i) the difference (positive or negative) between
(A) the Final Stockholders' Equity (as defined in the Merger Agreement) and (B) $30,000,000, plus (ii) $97,200,000.

     No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of Hanifen Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on the NASDAQ National Market on the Effective Date, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to the Exchange Agent (hereinafter defined) the cash necessary for this purpose. In addition, the amount of cash payable to shareholders of Hanifen Holdings will be subject to a holdback equal to 5% of Stockholders' Equity (the "Equity Holdback") pending final determination of Stockholders' Equity of Hanifen Holdings, which is expected to take approximately one month. During the period in which the Equity Holdback is pending, such amount will accrue interest at the average Federal Funds rate published in The Wall Street Journal for the five days prior to the
                        --- ---- ------ -------
Effective Date.

     This Proxy Statement/Prospectus also constitutes the prospectus of Fiserv with respect to the shares of Fiserv Common Stock to be issued to holders of Hanifen Common Stock pursuant to the Merger and resales of such shares by those shareholders of Hanifen Holdings ("Hanifen Affiliates") deemed to be "affiliates" under Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Fiserv has filed a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") of which this Proxy Statement/Prospectus forms a part with the Securities and Exchange Commission (the "Commission") covering the shares of Fiserv Common Stock to be issued in connection with the Merger and resales of such shares by the Hanifen Affiliates.

     INVESTMENT IN THE SECURITIES BEING OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS."

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HANIFEN HOLDINGS OR FISERV. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FISERV OR HANIFEN HOLDINGS SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. ALL INFORMATION HEREIN WITH RESPECT TO FISERV AND FISERV CLEARING HAS BEEN FURNISHED BY FISERV, AND ALL INFORMATION HEREIN WITH RESPECT TO HANIFEN HOLDINGS HAS BEEN FURNISHED BY HANIFEN HOLDINGS.

     THE SHARES OF FISERV COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The date of this Proxy Statement/Prospectus is November   , 1997.

                             AVAILABLE INFORMATION

     Fiserv is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by Fiserv with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and the Regional Offices of the
Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Shares of Fiserv Common Stock are traded on the NASDAQ National Market ("NASDAQ"). Such reports, proxy statements and other information can also be inspected and copied at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Fiserv has filed with the Commission the Registration Statement under the Securities Act on Form S-4 with respect to the Fiserv Common Stock to be issued pursuant to or as contemplated by the Merger Agreement. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above. The Commission also maintains a website on the internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Fiserv (File No. 0-14948) with the Commission pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

     (1) Fiserv's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on February 18, 1997.

     (2) Fiserv's Current Report on Form 8-K dated March 3, 1997, filed with the Commission on March 3, 1997.

     (3) Fiserv's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed with the Commission on April 22, 1997.

     (4) Fiserv's Current Report on Form 8-K dated June 13, 1997, as amended by Form 8 dated June 25, 1997, filed with the Commission on June 13, 1997, and June 25, 1997, respectively.

     (5) Fiserv's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Commission on July 22, 1997.

     (6) Fiserv's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed with the Commission on October 21, 1997.

     (7) Fiserv's Current Report on Form 8-K dated October 22, 1997, filed with the Commission on October 24, 1997.


     All documents and reports subsequently filed with the Commission by Fiserv pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED TO FISERV, INC., 255 FISERV

DRIVE, BROOKFIELD, WISCONSIN 53045 (TELEPHONE NUMBER 414-879-5000), ATTENTION:
CHARLES W. SPRAGUE, SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN DECEMBER , 1997, THE DATE WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE SPECIAL MEETING.

     PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT. WHEN USED IN THIS PROXY STATEMENT/PROSPECTUS, THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS," AND "HANIFEN HOLDINGS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. NEITHER FISERV NOR HANIFEN HOLDINGS UNDERTAKES ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     THIS PROXY STATEMENT/PROSPECTUS ALSO MAY BE USED AS A PROSPECTUS FOR THE RESALE BY AFFILIATES OF HANIFEN HOLDINGS OF FISERV COMMON STOCK ACQUIRED IN THE MERGER. ANY SUCH RESALES WOULD BE REFLECTED IN A SUPPLEMENT TO THIS PROXY STATEMENT/PROSPECTUS OR A POST-EFFECTIVE AMENDMENT OF THE RELATED REGISTRATION STATEMENT, AS APPROPRIATE.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION...................................................... 4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................ 5

SUMMARY.................................................................... 9
     General............................................................... 9
     The Parties........................................................... 9
     The Special Meeting................................................... 9
     The Merger............................................................10
     Comparative Share and Dividend Information and Market Prices..........15
     Certain Significant Considerations....................................16
     Selected Historical Financial Data....................................17

RISK FACTORS...............................................................19
     Average Market Prices Will Differ From Actual Market Price............19
     Termination Provisions May Have a Deterrent Effect....................19
     Possible Loss of Business.............................................19

THE SPECIAL MEETING........................................................20
     Matters to be Considered at the Special Meeting; Quorum and Vote
      Required.............................................................20
     Record Date; Stock Entitled to Vote...................................21
     Voting and Revocation of Proxies......................................21
     Solicitation of Proxies...............................................21

THE MERGER.................................................................22
     General...............................................................22
     Background and Reasons for the Merger.................................22
     Management and Operations of Hanifen Holdings Following the Merger....24
     The Merger Agreement..................................................25
            Effective Date and Consequences of the Merger..................25
            Merger Consideration...........................................25
            Conversion of Hanifen Common Stock; Procedures for Issuance
             of Fiserv Share Certificates..................................26
            Representations, Warranties and Covenants......................27

Federal Income Tax Consequences of the Merger..............................27
            Hanifen Holdings Stock Option Plan; Benefit Plans..............30
            Conditions to the Merger.......................................31
            Amendments and Termination.....................................31
            Acquisition Proposals..........................................31
            Expenses of the Merger.........................................32
     Accounting Treatment..................................................32
     Resale of Fiserv Common Stock by Affiliates...........................32
     Certain Regulatory Matters............................................33
     Rights of Hanifen Holdings Dissenting Shareholders....................33
     Interests of Certain Persons in the Merger............................36

MARKET PRICES AND DIVIDENDS................................................37

FISERV SUPPLEMENTAL FINANCIAL DATA.........................................39


FISERV MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS..............................................41
       Results of Operations..............................................41
       Results of Operations..............................................43
       Revenues...........................................................43
       Cost of Revenues...................................................44
       Operating Income...................................................44
       Interest Expense - Net.............................................44
       Income Tax provision...............................................44
       Net Income.........................................................44
       Liquidity and Capital Resources....................................45

BUSINESS OF FISERV........................................................45
       Business...........................................................45

HANIFEN HOLDINGS SUPPLEMENTAL FINANCIAL DATA..............................47

HANIFEN HOLDINGS MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................48

BUSINESS AND PROPERTIES OF HANIFEN HOLDINGS...............................56

DESCRIPTION OF FISERV COMMON STOCK........................................63

COMPARISON OF RIGHTS OF SHAREHOLDERS OF FISERV AND HANIFEN HOLDINGS.......64
       Certain Provisions of Wisconsin and Colorado Law...................64
       Classified Board of Directors......................................64
       Number of Directors; Cumulative Voting.............................64
       Removal of Directors; Filling Vacancies on the Board of Directors..65
       Limitation on Directors' Liability; Indemnification................65
       Special Meetings of Shareholders...................................67
       Quorum for Shareholder Meetings....................................67
       Shareholder Voting Requirements Generally..........................68
       Shareholder Action by Written Consent..............................68
       Supermajority Provisions...........................................68
       Shareholder Voting in Certain Significant Transactions;
        Takeover Legislation..............................................69
       Statutory Shareholder Liability....................................70
       Derivative Actions.................................................70
       Dissenters' Rights and Appraisal Rights............................71
       Shareholder Inspection of Books and Records........................71
       Loans to Directors.................................................72
       Amendment or Repeal of the Articles and Bylaws.....................72
       Dividend Declarations..............................................73

LEGAL MATTERS.............................................................74

EXPERTS...................................................................74

APPENDIX A  Agreement and Plan of Merger

APPENDIX B  Article 113 of Colorado Business Corporation Act Relating to
            Dissenters' Rights

APPENDIX C  Financial Statements of Hanifen, Imhoff Holdings, Inc. and
            Subsidiaries

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is necessarily incomplete and selective and is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and particularly in the specific sections of this Proxy Statement/Prospectus referred to below, the Appendices hereto, and the documents incorporated by reference herein.


                                    GENERAL

     This Proxy Statement/Prospectus relates to the proposed Merger among Fiserv, Fiserv Clearing and Hanifen Holdings pursuant to the Merger Agreement, a copy of which is attached hereto as Appendix A. Pursuant to the Merger Agreement, Hanifen Holdings' shareholders will receive Fiserv Common Stock and cash in exchange for all of their shares of Hanifen Common Stock. See "The Merger."

                                  THE PARTIES

Fiserv, Inc........   Fiserv, with operations in over 75 cities, including 15
                      cities in Canada, England and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by Fiserv and maintained on computers located at data processing centers throughout the United
                      States. Fiserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is the nation's second leading data processing provider for credit unions and mortgage banks. The Fiserv securities processing group provides a wide range of traditional processing and related services to support all aspects of a retail brokerage operation. Fiserv's principal executive offices are located at 255 Fiserv Drive, Brookfield, Wisconsin
                      53045. Its telephone number is (414) 879-5000.

Hanifen, Imhoff
Holdings, Inc......   Hanifen Holdings is a financial services and investment
                      banking firm, which conducts business through its three wholly-owned subsidiaries, Hanifen, Imhoff Clearing Corp.
                      ("Hanifen Clearing"), Hanifen Brokerage and Hanifen
                      Investments. The business of Hanifen Holdings and its subsidiaries (collectively, the "Hanifen Companies") includes: (i) providing securities clearance services;
                      (ii) providing comprehensive institutional equity research; (iii) market-making and trading in corporate securities; (iv) trading in United States government, government-agency, mortgage-related, asset-backed and municipal securities; (v) underwriting and distributing securities; (vi) arranging for the private placement of securities; (vii) financing customer investment activities; (viii) assisting in mergers, acquisitions, restructurings and leveraged transactions; and (ix) providing fiduciary and other services, such as investment management, investment advisory, and securities research.
                      The Hanifen Companies provide services to a broad spectrum of clients located throughout the United States, including corporations, broker dealers, institutions, governments and individual high net worth investors. Hanifen Holdings was incorporated as a Colorado corporation in August of 1994, and its principal executive offices are located at 1125 Seventeenth Street, Suite 1810, Denver, Colorado
                      80202. Its telephone number is (303) 291-5300.


                              THE SPECIAL MEETING

Date, Time and
Place of Special Meeting.......   December __, 1997, at 9:30 a.m., local time at
                                  the Westin Hotel Tabor Center, 1672 Lawrence
                                  Street, Denver, Colorado 80202.

Purpose of Special Meeting.....   To consider and vote upon (i) a proposal to
                                  approve the Merger Agreement, pursuant to which Hanifen Holdings will merge with and into Fiserv Clearing, a wholly-owned subsidiary of Fiserv, and Fiserv Clearing will be the Surviving Corporation and will remain a wholly-owned subsidiary of Fiserv (see "The
                                  Merger"); (ii) a proposal to sell certain of the assets of Hanifen Brokerage to a new entity formed by a group of current employees of Hanifen Brokerage ("New Hanifen") for a purchase price equal to their fair market value (as determined by an independent appraiser), payable in cash at closing, plus the assumption of certain of Hanifen
                                  Brokerage's liabilities; and (iii) a proposal to sell certain of the assets of Hanifen
                                  Investments to an unrelated third-party and/or one or more new entities formed by one or more groups of current employees of the Hanifen
                                  Companies, on terms to be negotiated by
                                  Hanifen Holdings.

Record Date....................   On November 12, 1997, there were 1,182,845
                                  shares of Hanifen Common Stock outstanding, with each share of Hanifen Common Stock entitled to cast one vote with respect to the proposals to approve the Merger Agreement and the sale of certain of the assets of Hanifen
                                  Brokerage and Hanifen Investments.

Quorum; Vote Required..........   The presence, in person or by proxy, of the
                                  holders of a majority of the outstanding
                                  shares of Hanifen Common Stock at the Special
                                  Meeting is necessary to constitute a quorum at
                                  the Special Meeting. Approval of each of the
                                  proposals requires the affirmative vote of a
                                  majority of the outstanding shares of Hanifen
                                  Common Stock. Directors and executive officers
                                  of Hanifen Holdings are entitled to vote 21.9%
                                  of the outstanding Hanifen Common Stock. Such
                                  directors and executive officers have not
                                                                        ---
                                  committed to vote for or against the
                                  proposals. See "The Special Meeting--Matters to be Considered at the Special Meeting;
                                  Quorum and Vote Required."


                                  THE MERGER


Effect of the Merger...........  The Merger Agreement (attached as Appendix A to this Proxy Statement/Prospectus) provides for the Merger of Hanifen Holdings with and into Fiserv Clearing, a wholly-owned subsidiary of Fiserv. Fiserv Clearing will be the Surviving Corporation and will remain a wholly-owned subsidiary of Fiserv. It is presently contemplated that the Effective Date of the Merger will be December __, 1997 or shortly thereafter. See "The Merger."

Merger Consideration...........  Each outstanding share of Hanifen Common Stock will be converted into the right to receive (i) such number of shares of common stock, $.01 par value, of Fiserv Common Stock as shall equal the quotient of (A) the quotient of (I) 51% of the Hanifen Value, divided by (II) the number of shares of Hanifen Common Stock outstanding at the Effective Date, divided by (B) a number which is equal to the average closing price per share for Fiserv Common Stock as reported on the NASDAQ National Market (as reported in The
                                                                            ---
                                 Wall Street Journal) for the 20 business days
                                 -------------------
                                 ending two business days prior to the Effective Date (the "Average Fiserv Stock Price"), and
                                 (ii) such amount of cash as shall equal the quotient of (A) 49% of the Hanifen Value, divided by (B) the number of shares of Hanifen Common Stock outstanding on the Effective Date. The "Hanifen Value" shall mean the sum of (i) the difference (positive or negative) between
                                 (A) the Final Stockholders' Equity (as defined in the Merger Agreement) and (B) $30,000,000, plus (ii) $97,200,000. See "The Merger -- The Merger Agreement -- Merger Consideration."


Fractional Shares..............  No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of Hanifen Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on NASDAQ on the date of the Effective Date, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to the Exchange Agent the cash necessary for this purpose.


Management and Operations
of Hanifen Holdings after
the Merger.....................  Following the Merger, Fiserv Clearing will be the Surviving Corporation and a wholly-owned subsidiary of Fiserv, and Hanifen Clearing will become a wholly-owned subsidiary of Fiserv Clearing. George D. Dalton, Chairman of the Board of Fiserv, is the sole director of the Surviving Corporation. Fiserv operates the Surviving Corporation as an independent subsidiary, and intends to operate Hanifen Clearing after the Merger as an independent subsidiary with its current board of directors and officers. Fiserv has no present intention to move or consolidate any of the operations of the Surviving Corporation or Hanifen Clearing. Hanifen Holdings' other subsidiaries, Hanifen Brokerage and Hanifen Investments, also will continue as wholly-owned subsidiaries of Fiserv Clearing, although certain of the assets of those subsidiaries will be sold prior to the Effective Date. Promptly after the Effective Date, the name of each of the Hanifen Companies will be changed to a name distinctively different from "Hanifen Imhoff." See "The

                                 Merger--Management and Operations of Hanifen
                                 Holdings Following the Merger."

Interests of Certain Persons
in the Merger..................  In the Merger Agreement, all outstanding options granted under Hanifen Holdings' stock option plans will be exercised prior to the Effective Date and those plans will terminate. Employees of Hanifen Clearing will continue as employees of Hanifen Clearing and the employees of the Hanifen Companies will be entitled to participate in the benefit plans that Fiserv maintains for its employees generally (except with respect to Fiserv's sabbatical plan) on substantially the same terms and conditions as other employees of Fiserv. See "The Merger--The Merger Agreement."

                                 Walter F. Imhoff, a director and shareholder of Hanifen Holdings, is currently negotiating with Hanifen Holdings a consulting agreement for the benefit of Hanifen Brokerage and New Hanifen, which agreement is expected to be contingent upon consummation of the Merger. In addition, Mr. Imhoff will be the president and chairman of the board of New Hanifen. George Johnson, a shareholder of Hanifen Holdings and the president and chief executive officer of Hanifen Clearing, is currently negotiating an employment agreement with Fiserv, the completion of which is a condition to closing the Merger. See "The Merger -- Interests of Certain Persons in the Merger" and "The Merger -- Conditions to the Merger."

Federal Income Tax
Consequences of the Merger.....  The Merger Agreement provides that, for federal income tax purposes, Hanifen Holdings and Fiserv intend that the Merger constitute a tax-deferred "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes: (i) no gain or loss should be recognized by Hanifen Holdings or Fiserv as a result of the Merger; (ii) individual shareholders of Hanifen Holdings who receive cash consideration (including cash in lieu of fractional shares, if any), in exchange for a portion of Hanifen Common Stock owned directly by such individual shareholders should generally recognize capital gain or loss, provided that such shares are capital assets in the hands of such shareholders; (iii) no gain or loss should be recognized by shareholders of Hanifen Common Stock on the exchange of their shares of Hanifen Common Stock for Fiserv Common Stock pursuant to the Merger; (iv) the holding period of the Fiserv Common Stock received by the Hanifen Holdings shareholders will include the holding period of the shares of Hanifen Common Stock provided that the shares of Hanifen Common Stock are capital assets in the hands of the Hanifen Holdings shareholders at the time of the exchange; and
                                 (v) the aggregate adjusted tax basis of the Fiserv Common Stock actually received by a shareholder (not including any fractional shares which were paid in cash) of Hanifen Holdings in exchange for Hanifen Common Stock will be the same as the basis of the Hanifen Common Stock surrendered in exchange therefor, decreased by the amount of cash received in the Merger (including any cash in lieu of fractional shares) and increased by the amount of gain recognized (including any gain recognized with respect to the deemed redemption of fractional shares) by the shareholders in the Merger exchange. In the event that certain requirements are not satisfied, the Internal Revenue Service could challenge the tax treatment of the Merger as a tax-deferred reorganization. No ruling has been requested from the Internal Revenue Service and no tax opinion has been rendered with respect to the Merger transaction.

                                 THE FOREGOING SUMMARY IS NOT INTENDED, AND
                                 SHOULD NOT BE CONSIDERED, AS TAX ADVICE.
                                 HOLDERS OF HANIFEN COMMON STOCK ARE URGED TO
                                 CONSULT THEIR OWN TAX ADVISORS REGARDING THE
                                 TAX CONSEQUENCES TO THEM UNDER APPLICABLE
                                 FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. For additional information, see "The Merger-- Federal Income Tax Consequences of Merger."

Conditions to the Merger.......  The obligations of Fiserv and Hanifen Holdings to consummate the Merger are subject to the satisfaction or waiver (to the extent waivable) of certain conditions set forth in the Merger Agreement, including, among other things, closing of the sale of certain of the assets of Hanifen Brokerage and Hanifen Investments. See "The Merger--Conditions to the Merger."


Termination of the
Merger Agreement...............  The Merger Agreement may be terminated by (i)
                                 mutual consent of Hanifen Holdings, on the one hand, and Fiserv and Fiserv Clearing, on the other hand, (ii) either party, if the Merger has not been consummated on or before December 31, 1997, and (iii) in certain other situations. See "The Merger--Termination."


Acquisition Proposal...........  In the event that Hanifen Holdings terminates the Merger Agreement because it has received a proposal or offer to acquire all or any significant part of Hanifen Holdings' and Hanifen Clearing's business and properties or their capital stock, whether by merger, purchase of assets, tender offer or otherwise (a "Hanifen Acquisition Proposal") which the Board of Directors of Hanifen Holdings determines in good faith that it would be a breach of its fiduciary duties if it did not accept, Hanifen Holdings will pay Fiserv a termination fee of $3,000,000 within 20 business days of such termination. See "The Merger--The Merger Agreement--Acquisition
                                 Proposal."

Accounting Treatment...........  It is anticipated that the Merger will be accounted for as a purchase under Accounting
                                 Principles Board Opinion No. 16. See "The
                                 Merger--Accounting Treatment."

Exchange of Hanifen
Common Stock...................  Promptly after the Effective Date, Firstar
                                 Trust Company, Milwaukee, as exchange agent
                                 (the "Exchange Agent"), will mail to each holder of shares of Hanifen Common Stock a letter of transmittal and instructions for exchanging such holder's Hanifen Common Stock for certificates representing the shares of Fiserv Common Stock and cash to which such holders are entitled. See "The Merger--The Merger Agreement--Conversion of Hanifen Common Stock; Procedures for Exchange of Share Certificates."

Effect of the Merger on
Rights of Shareholders.........  Fiserv is a Wisconsin corporation; Hanifen
                                 Holdings is a Colorado corporation. For a comparison of Wisconsin and Colorado laws and of the charter and bylaw provisions of Fiserv and Hanifen Holdings governing the rights of Fiserv shareholders and Hanifen Holdings shareholders, respectively, see "Comparison of Rights of Shareholders of Fiserv and Hanifen Holdings."

Dissenters' Rights.............  Holders of Hanifen Common Stock are entitled to appraisal or dissenters' rights in connection with the Merger under Section 7-113-101 through 7-113-302 of the Colorado Business Corporation Act. A condition to Fiserv's obligation to close the Merger is that the holders of no more than 5% of the Hanifen Common Stock exercise dissenters' rights. In order to exercise dissenters' rights, a shareholder of Hanifen Holdings must give appropriate notice to Hanifen Holdings and must not vote in favor of the Merger. See "The Merger--Rights of Dissenting Shareholders," "Comparison of Rights of Shareholders of Fiserv and Hanifen Holdings--Dissenters' Rights and Appraisal Rights" and Appendix B.

Certain Regulatory Matters.....  Consummation of the Merger is subject to certain regulatory approvals, including
                                 expiration of certain waiting periods imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). Fiserv and Hanifen Holdings believe that the Merger can be effected in compliance with all federal and state regulations. See "The Merger--Certain Regulatory Matters."

Transferability of Fiserv
Common Stock...................  All shares of Fiserv Common Stock received by
                                 Hanifen Holdings shareholders will be freely tradeable, except for those shares received by the directors and executive officers of Hanifen Holdings (whose shares will be registered upon the closing of the Merger). See "The Merger-- Resale of Fiserv Common Stock by Affiliates."

          COMPARATIVE SHARE AND DIVIDEND INFORMATION AND MARKET PRICES

Fiserv Common Stock
Outstanding ....................   52,679,978 shares as of November 12, 1997.

Fiserv Dividends ...............   No dividends on the Fiserv Common Stock have
                                   been paid. See "Market Prices and Dividends."

Market Price Data...............   The Fiserv Common Stock (NASDAQ Symbol: FISV)
                                   is traded on NASDAQ. The following table sets forth for the calendar periods indicated, the closing price per share of Fiserv Common
                                   Stock as reported by NASDAQ.

                                                                 Fiserv
                                                              Common Stock
                                                           -------------------
                                                               High       Low
                                                           --------------------
                                   1995:
                                      First Quarter          $ 27 3/4   $21
                                      Second Quarter           28 3/8    25 3/4
                                      Third Quarter            31        25 1/2
                                      Fourth Quarter           30 1/8    25 1/2
                                   1996:
                                      First Quarter          $ 32       $25 3/8
                                      Second Quarter           33 3/8    28
                                      Third Quarter            3811/16  1/16
                                      Fourth Quarter           39 5/8    28 5/8
                                                                         34
                                   1997:
                                      First Quarter          $ 39       $32 3/4
                                      Second Quarter           44 5/8    36 3/4
                                      Third Quarter            49 1/2    43 7/8
                                      Fourth Quarter           49 1/2    39 3/4
                                      (through November 12, 1997)

                                   On September 30, 1997, the last full trading day prior to the joint public announcement that Hanifen Holdings and Fiserv had executed the Merger Agreement, the closing price per share of Fiserv Common Stock as reported by NASDAQ was $43.875.

                                   See "Market Prices and Dividends."
                                   Shareholders of Hanifen Holdings are urged to obtain current market quotations for shares of Fiserv Common Stock.

Hanifen Common Stock
Outstanding .....................  1,182,845 shares as of November 12, 1997.

Hanifen Dividends ...............  For each of the years ended September 27,
                                   1996 and September 26, 1997, Hanifen Holdings did not pay any cash dividends. See "Market Prices and Dividends."

No Trading Market for
Hanifen Common Stock ...........   There is no established market for Hanifen
                                   Common Stock, and accordingly there is no published information with respect to market prices for such stock.

                      CERTAIN SIGNIFICANT CONSIDERATIONS

     In considering whether to approve the Merger Agreement, Hanifen Holdings shareholders should consider the following: (i) the Exchange Ratio will be determined based upon the Average Fiserv Stock Price; (ii) the price of Fiserv Common Stock at the Effective Date can be expected to vary from the Average Fiserv Stock Price as well as from the prices as of the date of this Proxy Statement/Prospectus and the date on which Hanifen Holdings shareholders vote on the Merger Agreement due to changes in the business, operations or prospects of Fiserv, market assessments on the likelihood that the Merger will be consummated and the time thereof, general market and economic conditions, and other factors; and (iii) following the Merger, the market prices of the Fiserv Common Stock may be volatile, depending on various factors, including without limitation, the general economy, stock market conditions, announcements by Fiserv or its competitors, and fluctuations in Fiserv's operating results. See "Summary--The Merger," "Risk Factors" and "Market Prices and Dividends."

                      SELECTED HISTORICAL FINANCIAL DATA

     The following tables present selected historical information for Fiserv and Hanifen Holdings derived from the historical consolidated financial statements of Fiserv and Hanifen Holdings incorporated by reference herein.

     The selected financial data presented below should be read in conjunction with such financial statements and the notes thereto. The historical financial data at and for each year in the five-year period ended December 31, 1996 and the nine months ended September 30, 1997, and 1996, with respect to Fiserv and at and for each fiscal year in the five-year period ended September 27, 1996 and the nine months ended June 27, 1997 for Hanifen Holdings, have been extracted from audited financial statements and reports filed with the Commission in the case of Fiserv and from the audited financial statements of Hanifen Holdings, and from consolidated unaudited financial statements with respect to the nine months ended June 1996 and 1997 which have not been required to be filed with the Commission. See "Incorporation of Certain Documents by Reference."


            FISERV SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                    UNAUDITED
                                                                                                    NINE MONTHS
                                                                                                      ENDED
                                                  YEAR ENDED DECEMBER 31                           SEPTEMBER 30
                                ---------------------------------------------------------      ---------------------
                                  1992        1993        1994       1995(1)       1996          1996         1997
                                --------    --------    --------    --------     --------      --------     --------
INCOME STATEMENT  DATA:
Revenues                        $384,803    $519,996    $635,297    $769,104     $879,449      $647,907     $704,960
Income (loss) before taxes        52,597      70,832      84,098     (76,146)     134,462       100,037      112,909
Net income (loss)                 32,994      43,725      51,031     (45,926)      79,708        59,300       66,616
Net income (loss) per
 common and common
 equivalent share                  $0.82       $  96       $1.08      $(0.91)       $1.53         $1.14        $1.25
Shares used in computing
 net income (loss) per
 share                            40,243      45,575      47,364      50,298       52,046        52,016       53,265
Cash dividends declared
 per common share                      0           0           0           0            0             0            0

                                            YEAR ENDED DECEMBER 31                             SEPTEMBER 30
                              -----------------------------------------------------------      ------------
                                  1992        1993        1994        1995        1996             1997
                              ----------  ----------  ----------  ----------   ----------      ------------
BALANCE SHEET DATA:
Total assets                  $1,480,253  $1,874,939  $2,204,832  $2,514,597   $2,698,979       $3,103,644
Long-term debt                    78,683     124,624     150,599     383,416      272,864          221,301
Stockholders equity              211,611     370,740     425,389     514,866      605,898          685,097
Book value per common
 share                             $4.79       $7.85       $9.01       $9.92       $11.72           $13.07

----------------
(1) 1995 includes certain charges related to the acquisition of Information Technology, Inc. ("ITI"). The charges are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after tax charge was $109.6 million ($2.18 per share). Net income and net income per share before such charges were $63.7 million and $1.27, respectively.

        HANIFEN HOLDINGS SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                   (In thousands, except per share amounts)

                                                                                     AS OF
                                                                                  NINE MONTHS
                                         FISCAL YEAR ENDED SEPTEMBER               ENDED JUNE
                               ----------------------------------------------   -----------------
                                1992     1993      1994       1995     1996      1996      1997
                               -------  -------   -------   -------   -------   -------   -------
INCOME STATEMENT DATA:
Total Revenues...............  $30,735  $36,232   $36,326   $45,757   $58,338   $45,727   $40,923
Income before taxes..........    5,622    6,246     4,484    12,770    17,970    15,560     9,442
Net income...................    3,926    3,956     2,836     8,057    11,158     9,635     5,925
Earnings per share...........    $2.43    $2.31     $1.77     $5.55     $9.87     $8.77     $5.33
Weighted average shares
    outstanding..............    1,615    1,710     1,605     1,451     1,131     1,099     1,111
Cash dividends declared per
   common share..............    $   0    $   0     $ .50     $   0     $   0     $   0     $   0


                                                                                  NINE MONTHS
                                         FISCAL YEAR ENDED SEPTEMBER               ENDED JUNE
                               ----------------------------------------------   -----------------
                                1992     1993      1994      1995      1996      1996      1997
                               -------  -------  --------  --------  --------  --------  --------
BALANCE SHEET DATA:
Total assets                   $41,700  $75,296  $112,121  $150,599  $171,873  $182,892  $158,613
Long-term debt...............       $0       $0        $0        $0  $850,631        $0    $1,136
Stockholders' equity.........  $10,583  $14,284   $14,475   $20,988   $27,577   $26,650   $32,252
Book value per common
    share....................    $6.34    $8.64     $9.92    $15.74    $25.71    $24.29    $30.97

                                 RISK FACTORS

AVERAGE MARKET PRICES WILL DIFFER FROM ACTUAL MARKET PRICE

     In considering whether to approve the Merger Agreement, Hanifen Holdings shareholders should consider the following: (i) the Exchange Ratio will be determined based upon the Average Fiserv Stock Price; and (ii) the price of Fiserv Common Stock at the Effective Date can be expected to vary from the Average Fiserv Stock Price as well as from the prices as of the date of this Proxy Statement/Prospectus and the date on which Hanifen Holdings shareholders vote on the Merger Agreement due to changes in the business, operations or prospects of Fiserv, market assessments on the likelihood that the Merger will be consummated and the time thereof, general market and economic conditions, and other factors. In addition, the market prices of the Fiserv Common Stock may be volatile depending on various factors, including without limitation, the general economy, stock market conditions, announcements by Fiserv or its competitors and fluctuations in Fiserv's operating results. There is no trading market for the Hanifen Common Stock. See "Summary--The Merger" and "Market Prices and Dividends."

TERMINATION PROVISIONS MAY HAVE A DETERRENT EFFECT

     In the event Hanifen Holdings terminates the Merger Agreement because another person has made a Hanifen Acquisition Proposal that the Hanifen Holdings' Board of Directors determines in good faith that the failure to accept such Hanifen Acquisition Proposal could reasonably be deemed to cause the members of the Board of Directors to breach their fiduciary duties under applicable law, then Hanifen Holdings is required to pay Fiserv a termination fee of $3,000,000 within 20 business days of such termination. This provision in the Merger Agreement may have the effect of discouraging an attempt by a third party to engage in certain acquisition transactions with Hanifen Holdings.

POSSIBLE LOSS OF BUSINESS

     Despite the effort of both Fiserv and Hanifen Holdings, current clients of Hanifen Clearing may not continue with Fiserv subsequent to the Merger. The loss of a material number of clients could adversely affect the combined operations of Fiserv and Hanifen Holdings.

                              THE SPECIAL MEETING

     This Proxy Statement/Prospectus is being furnished to shareholders of Hanifen Holdings in connection with the solicitation of proxies by the Board of Directors of Hanifen Holdings from holders of Hanifen Common Stock for use at the Special Meeting. This Proxy Statement/Prospectus, Notice of Special Meeting and proxy card are first being mailed to shareholders of Hanifen Holdings on or
about November   , 1997.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING; QUORUM AND VOTE REQUIRED

     At the Special Meeting, the shareholders of Hanifen Holdings will be asked to consider and vote upon (i) a proposal to approve the Merger Agreement, pursuant to which Hanifen Holdings will be merged with and into Fiserv Clearing, Fiserv Clearing will be the Surviving Corporation and will remain a wholly-owned subsidiary of Fiserv, and Hanifen Holdings shareholders will receive shares of Fiserv Common Stock and cash in exchange for shares of Hanifen Common Stock they own (see "The Merger"); (ii) a proposal to sell certain of the assets of Hanifen Brokerage to New Hanifen for a purchase price equal to fair market value as determined by an independent appraiser payable in cash at closing, plus the assumption of certain of Hanifen Brokerage's liabilities; and (iii) a proposal to sell certain of the assets of Hanifen Investments to an unrelated third party and a new entity formed by a group of current employees of Hanifen Investments, on terms to be negotiated by Hanifen Holdings.

     The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Hanifen Common Stock at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions will be included in determining the presence of a quorum, but will not count as votes cast. The affirmative vote of a majority of the outstanding shares of Hanifen Common Stock, either in person or by proxy, is required for approval of the Merger Agreement and the sale of certain assets of each of Hanifen Brokerage and Hanifen Investments. For purposes of the vote, the effect of any abstention will be tantamount to a vote against the Merger and the sale of certain assets of each of Hanifen Brokerage and Hanifen Investments. Further, because the sale of assets of Hanifen Brokerage and Hanifen Investments is a condition to closing the Merger, a vote against either such sale is also tantamount to a vote against the Merger. Directors and executive officers of Hanifen Holdings are entitled to vote 21.9% of the outstanding Hanifen Common Stock. Such directors and executive officers have not committed to vote for or against the proposals.
                        ---

     If a quorum is not obtained, or if fewer shares of Hanifen Common Stock are voted in favor of the Merger Agreement and/or the sale of certain assets of each of Hanifen Brokerage and Hanifen Investments than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. Proxies voting in favor of the Merger Agreement will be voted in favor of adjournment. Proxies voting against the Merger Agreement or abstaining will be voted against or will abstain from voting on adjournment, respectively. At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies which have theretofore effectively been withdrawn or revoked).

     In the event the Merger and the sale of certain of the assets of each of Hanifen Brokerage and Hanifen Investments are not approved and adopted by the shareholders of Hanifen Holdings, the Merger Agreement may be terminated in accordance with its terms. See "The Merger--The Merger Agreement--Amendments and Termination."

RECORD DATE; STOCK ENTITLED TO VOTE

     Each share of Hanifen Common Stock outstanding on the Record Date is entitled to be voted at the Special Meeting. Holders of record of Hanifen Common Stock at the close of business on November 12, 1997, the Record Date, are entitled to one vote per share. In addition, the trustee of the Hanifen Imhoff Profit Sharing Plan and Trust (the "Profit Sharing Trust") has elected to allow the beneficial owners of the shares of Hanifen Common Stock owned by the Profit Sharing Trust to vote such shares. There were 1,182,845 shares of Hanifen Common Stock issued and outstanding on the Record Date.

VOTING AND REVOCATION OF PROXIES

     Proxies in the accompanying form, properly executed, duly returned to Hanifen Holdings and not revoked will be voted in the manner specified thereon. If no specification is made in a proxy returned for the Special Meeting, such proxy will be voted FOR the adoption and approval of the Merger Agreement and the sale of certain assets of Hanifen Brokerage and Hanifen Investments. A shareholder who gives a proxy may revoke it at any time before it is voted by filing with the Secretary of Hanifen Holdings a written instrument stating that the proxy is revoked or by submitting a duly executed proxy bearing a later date. Any shareholder who attends the Special Meeting and desires to vote in person may revoke the proxy and vote at the Special Meeting. Presence at the Special Meeting does not of itself revoke a proxy.

     Management of Hanifen Holdings is not aware of any matters to be presented at the Special Meeting other than the approval of the Merger Agreement and proposals to sell certain assets of Hanifen Brokerage and Hanifen Investments. If any other matters are properly presented at the Special Meeting (including, without limitation, adjournment for the purpose of soliciting additional proxies), the persons named in the accompanying proxy card will have discretionary authority to vote thereon according to their best judgment.

SOLICITATION OF PROXIES

     Solicitation of proxies for use at the Special Meeting may be made in person or by mail, telephone, telecopy or telegram. Hanifen Holdings will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Hanifen Holdings may solicit proxies from shareholders of Hanifen Holdings by telephone or telegram or in person. Such directors, officers and employees will not be compensated for such solicitation.

                                  THE MERGER

GENERAL

     The Merger Agreement (attached as Appendix A to this Proxy Statement/Prospectus) provides for the Merger of Hanifen Holdings with and into Fiserv Clearing, Fiserv's wholly-owned subsidiary. Fiserv Clearing will be the Surviving Corporation and will carry on the business of Hanifen Holdings as a wholly-owned subsidiary of Fiserv. As a result, Hanifen Clearing will also carry on its business as an indirect, wholly-owned subsidiary of Fiserv. At the Effective Date, Hanifen Clearing will change its name to Fiserv Correspondent Services, Inc. Each outstanding share of Hanifen Common Stock will be converted into Fiserv Common Stock at the Exchange Ratio and cash, which, assuming an Average Fiserv Stock Price of Fiserv Common Stock of $47.9375 (the closing price of Fiserv Common Stock on November 12, 1997, as reported on NASDAQ), will result in the present Hanifen Holdings shareholders owning approximately 1.9% of the outstanding Fiserv Common Stock. It is presently contemplated that the Effective Date will be December __, 1997, or shortly thereafter.

BACKGROUND AND REASONS FOR THE MERGER

     In early 1997, Hanifen Holdings received a number of unsolicited inquiries concerning the possibility of a strategic relationship with, or a purchase of, Hanifen Holdings. Based upon such inquiries, the Board of Directors consulted with the corporate finance department of Hanifen Brokerage to consider strategic options for the Hanifen Companies. During this period, certain events in the commercial banking industry occurred which led, in June 1997, to a lowering of the entry barriers for commercial banks in the investment banking industry. These events, among other things, led to increased acquisition activity in the securities industry. The volume of trades and price per share of brokerage and clearing firm stocks, which had been stable in 1996, began to escalate in the public marketplace. In March 1997, Fiserv agreed to acquire BHC Financial Inc. for a valuation based on a multiple in excess of 10 times historical earnings.

     During this period, the Board of Directors of Hanifen Holdings asked the board of directors of each subsidiary to prepare strategic goals for their respective corporations. Based upon those strategic goals, and in light of the activity in the market for securities and clearing firms, the Board of Directors of Hanifen Holdings evaluated various strategic options for the Hanifen Companies, including the possibility of a public offering, a joint venture relationship, and a merger with a much larger public entity. In the process of that evaluation, the Board of Directors of Hanifen Holdings determined to hire an outside investment banker to assist it in evaluating alternatives to increase shareholder value in the changing market landscape.

     In consultation with the corporate finance department of Hanifen Brokerage, and with the consent and approval of the Board of Directors of each of the Hanifen Companies, the Board of Directors of Hanifen Holdings hired Smith Barney, Inc. ("Smith Barney") on May 22, 1997. Smith Barney agreed to assist Hanifen Holdings in a review of the business and operations of the Hanifen Companies. In addition, Smith Barney agreed to evaluate and recommend financial and strategic alternatives with respect to a transaction and provide other financial advisory and investment banking services customary for such a transaction.

     In consultation with the corporate finance department of Hanifen Brokerage, Smith Barney prepared an informal evaluation of Hanifen Holdings and outlined a number of companies likely to be interested in, and able to consummate, a financially attractive strategic combination with Hanifen Holdings.

     The Board of Directors instructed Smith Barney to contact such companies, which it did in the summer of 1997. Smith Barney continuously updated the Board as to the status of the discussions with the various companies. Numerous companies expressed an interest, including Fiserv. Smith Barney then requested selected interested parties to submit bids. Originally, Fiserv's bid was below Hanifen's threshold of interest and Hanifen Holdings commenced discussions with other bidders. Fiserv, however, maintained its interest and continued to ask Smith Barney for progress reports.

     In August 1997, Hanifen and Smith Barney narrowed the bidding range and the number of parties to two. Hanifen invited Fiserv to make a final bid, which it did on September 4, 1997. On September 5, 1997, the Board of Directors of each of the Hanifen Companies met, with Smith Barney conferring by telephone, to discuss and evaluate the two bids. Following its deliberations, the Board of Directors of each of the Hanifen Companies voted to accept the Fiserv bid and formed a committee to negotiate an agreement with Fiserv, subject to shareholder approval. On September 30, 1997, the Board of Directors of Hanifen Holdings unanimously approved the Merger Agreement and directed that the Merger Agreement be presented to its shareholders for approval.

     The determination of the Board of Directors of Hanifen Holdings to approve the Merger Agreement was based upon consideration of a number of factors. The following list includes all material factors considered by the Board of Directors in its evaluation of the Merger and the Merger Agreement:

     1. The Board of Directors' familiarity with, among other things, the business, operations, financial condition, competitive position and prospects of each of the Hanifen Companies, the nature of the financial industry in which the Hanifen Companies participate, and current industry, economic and market conditions;

     2. The fact that Smith Barney, Inc.("Smith Barney"), on behalf of Hanifen Holdings, had solicited interest in a possible acquisition of Hanifen Holdings from third parties and that Hanifen Holdings had not received offers or indications of interest from other parties at prices in excess of the consideration to be received in the Merger;

     3. The Board of Directors' review of presentations by, and discussion of the terms and conditions of the Merger Agreement with, management of Hanifen Holdings, the board of directors of each of Hanifen Clearing, Hanifen Brokerage and Hanifen Investments, and representatives of Smith Barney;

     4.   The expected tax treatment of the Merger;

     5. The strategic and financial alternatives available to Hanifen Holdings and its subsidiaries, including remaining an independent company;

     6. The recognition by the Board of Directors that the Merger would deprive the holders of Hanifen Common Stock of the opportunity to continue their equity interests in Hanifen Holdings as an independent entity. The Merger, however, would permit the holders of Hanifen Common Stock to continue to hold equity interests in and participate in the future growth of Fiserv, a much larger company operating in a broader sector of the financial services industry, and the shares of which are more liquid due to the public market for such shares;

     7. The Board of Directors' review of the historical market prices of shares of Fiserv Common Stock, the historical values of shares of Hanifen Common Stock as a privately-held concern compared to the consideration to be received pursuant to the Merger, and the future rates of growth and price earnings ratios which would be necessary for the values of Hanifen Common Stock to equal or exceed the market value of the consideration to be received in the Merger;

     8. Certain publicly available information with respect to the financial condition and results of operations of Fiserv; and

     9. A provision was included in the Merger Agreement which allows Hanifen Holdings to, among other things, consider unsolicited third-party acquisition proposals, negotiate and discuss any such proposals, and terminate the Merger Agreement, subject, in certain circumstances, to the payment of a $3.0 million termination fee, if the Board of Directors of Hanifen Holdings were to determine, in the exercise of its fiduciary duties to recommend an alternative acquisition proposal. Therefore, to the extent a third party is prepared to pay a higher price or make an otherwise more desirable bid for the Hanifen Companies, Hanifen Holdings may pursue such third party offer, subject only to payment of the termination fee, if such offer is accepted. See "-The Merger Agreement-Acquisition Proposals."

     In view of the wide variety of material factors considered in connection with its evaluation of the Merger, the Board of Directors of Hanifen Holdings did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors considered in reaching its determination.

MANAGEMENT AND OPERATIONS OF HANIFEN HOLDINGS FOLLOWING THE MERGER

     Following the Merger, George D. Dalton, Chairman of the Board of Fiserv, who is the sole director of Fiserv Clearing, will continue as the sole director of the Surviving Corporation. In addition, following the Merger, the officers of Fiserv Clearing will continue as the officers of the Surviving Corporation.

     At the Effective Date, the Certificate of Incorporation and Bylaws of the Surviving Corporation will continue unchanged.

     Subsequent to the Merger, Fiserv plans to continue to operate the Surviving Corporation as an independent subsidiary and has no present intention to move or consolidate any of the operations of the Surviving Corporation or its subsidiaries. Promptly after the consummation of the Merger, the name of each of the Hanifen Companies will be changed to a name distinctively different from "Hanifen, Imhoff."

     Each of Hanifen Brokerage and Hanifen Investments will continue as wholly-owned subsidiaries of Fiserv Clearing. Certain of the assets of Hanifen Brokerage and Hanifen Investments will be sold prior to consummation of the Merger as a condition to closing the Merger. See "-Other Hanifen Holdings Subsidiaries."

THE MERGER AGREEMENT

     Reference is made to the copy of the Merger Agreement attached as Appendix A for a complete statement of the terms of the proposed Merger. The statements contained herein with respect to the Merger Agreement and the Merger are qualified in their entirety by the foregoing reference.

     EFFECTIVE DATE AND CONSEQUENCES OF THE MERGER

     If approved by the requisite vote of the shareholders of Hanifen Holdings and if all other conditions to the consummation of the Merger are satisfied or waived, the Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of the Articles of Merger with the Secretary of State of the State of Colorado or such other time or date thereafter as Fiserv, Fiserv Clearing and Hanifen Holdings may agree. At the Effective Date, Hanifen Holdings will be merged with and into Fiserv Clearing, which will be the Surviving Corporation in the Merger, the separate existence and corporate organization of Hanifen Holdings will cease, and Fiserv Clearing will succeed, insofar as permitted by Delaware and Colorado law, to all rights, assets, liabilities and obligations of Hanifen Holdings. The Merger will have no effect on Hanifen Clearing, except that it will become a wholly-owned subsidiary of Fiserv Clearing and will continue its business as it had been conducted prior to the Merger.

     It is presently contemplated that the Effective Date will be December __, 1997.

     MERGER CONSIDERATION

     Each outstanding share of Hanifen Common Stock immediately prior to the consummation of the Merger will be converted into the right to receive (i) such number of shares of Fiserv

Common Stock, as shall equal the quotient of (A) the quotient of (I) 51% of the Hanifen Value, divided by (II) the number of shares of Hanifen Common Stock outstanding at the Effective Date, divided by (B) a number which is equal to the average closing price per share for Fiserv Common Stock as reported on the NASDAQ National Market (as reported in The Wall Street Journal) for the 20
                                       --- ---- ------ -------
business days ending two business days prior to the Effective Date, and
(ii) such amount of cash as shall equal the quotient of (A) 49% of the Hanifen Value, divided by (B) the number of shares of Hanifen Common Stock outstanding on the Effective Date. The "Hanifen Value" shall mean the sum of (i) the difference (positive or negative) between (A) the Final Stockholders' Equity (as defined in the Merger Agreement) and (B) $30,000,000, plus (ii) $97,200,000. Assuming an Average Fiserv Stock Price of $47.9375 (which is the closing price of Fiserv Common Stock as reported in The Wall Street Journal on November 12,
                                      --- ---- ------ -------
1997), the Merger would result in the present Hanifen Holdings shareholders owning in the aggregate approximately 1.9% of the Fiserv Common Stock.

     No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of Hanifen Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on the NASDAQ on the date of the Effective Date, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to the Exchange Agent the cash necessary for this purpose.

CONVERSION OF HANIFEN COMMON STOCK; PROCEDURES FOR ISSUANCE OF FISERV SHARE CERTIFICATES

     As soon as practicable after the Effective Date, each holder of shares of Hanifen Common Stock that have been converted into the right to receive Fiserv Common Stock and cash, upon delivery of a letter of transmittal (the form of which will be provided to the shareholders of Hanifen Holdings) to the Exchange Agent for cancellation of such shareholders' uncertificated shares of Hanifen Common Stock, will be entitled to receive certificates representing the number of whole shares of Fiserv Common Stock to be issued in respect of the aggregate number of such shares of Hanifen Common Stock previously held by such shareholder, cash, if any, payable in lieu of the issuance of a fractional share and cash.

     Promptly after the Effective Date, the Exchange Agent will furnish the former Hanifen Holdings shareholders a letter of transmittal for use in converting their Hanifen Common Stock. The letter will contain instructions with respect to the surrender of Hanifen Common Stock and the distribution of certificates representing Fiserv Common Stock and cash.

     Subject to the provisions pertaining to cash in lieu of fractional shares in the following sentence, until documentation is received by the Exchange Agent evidencing the surrender of the uncertificated Hanifen Common Stock, the ownership of Hanifen Common Stock recorded on the books of Hanifen Holdings will be deemed for all corporate purposes to evidence the ownership of the number of full shares of Fiserv Common Stock and cash which the holder is entitled to receive upon delivery of the letter of transmittal to the Exchange Agent. Until they have delivered the letter of transmittal surrendering their uncertificated shares of Hanifen Common Stock for exchange, Hanifen Holdings shareholders will not be entitled to receive any payment for a fractional share interest. Any such payment will be remitted to the Hanifen Holdings shareholder entitled thereto, without interest, at the time that such letter of transmittal surrendering such shareholders' uncertificated shares of Hanifen Common Stock for conversion, subject to any applicable abandoned property, escheat or similar law.

     REPRESENTATIONS, WARRANTIES AND COVENANTS

     The Merger Agreement contains representations and warranties as to the organization, operations and business and financial condition of Hanifen Holdings and its subsidiaries and Fiserv and Fiserv Clearing. The representations and warranties will terminate at the Effective Date. The Merger Agreement also contains certain covenants of Hanifen Holdings, Fiserv and Fiserv Clearing, including covenants relating to the conduct of Hanifen Holdings and Fiserv prior to the Effective Date.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion is intended to provide a summary of certain federal income tax consequences of the Merger.

     The Merger Agreement provides that, for federal income tax purposes, Hanifen Holdings and Fiserv intend that the Merger constitute a tax-deferred "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code (a "Tax-Deferred Reorganization"). The Merger Agreement requires that Hanifen Holdings and Fiserv treat the Merger accordingly on their respective tax returns and not take any action that would jeopardize such treatment for federal tax purposes. The principal federal income tax consequences of a Tax-Deferred Reorganization, under currently applicable law, are as follows: (i) no gain or loss should be recognized by Hanifen Holdings or Fiserv as a result of the Merger; (ii) individual shareholders of Hanifen Holdings who receive cash consideration (including cash in lieu of fractional shares, if any), in exchange for a portion of Hanifen Common Stock owned directly by such individual shareholders should generally recognize capital gain or loss, provided that such shares are capital assets in the hands of such shareholders; (iii) no gain or loss should be recognized by shareholders of Hanifen Common Stock on their receipt of Fiserv Common Stock pursuant to the Merger; (iv) the holding period of the Fiserv Common Stock received by the Hanifen Holdings shareholders should include the holding period of the shares of Hanifen Common Stock, provided that the Hanifen Holdings shares are capital assets in the hands of the Hanifen Holdings shareholders at the time of the exchange; and (v) the aggregate adjusted tax basis of the Fiserv Common Stock actually received (not including any fractional shares which were paid in cash) by a shareholder of Hanifen Holdings in exchange for Hanifen Common Stock should be the same as the basis of the Hanifen Common Stock surrendered in exchange therefor, decreased by the amount of cash received in the Merger (including any cash in lieu of fractional shares) and increased by the amount of gain recognized (including any gain recognized with respect to the deemed redemption of fractional shares) by the shareholders in the Merger exchange.

     A holder of Hanifen Common Stock who receives the cash portion of the Merger Consideration is treated as having received a distribution of boot taxable under Section 356 of the

Code. Under Section 356 and applicable Supreme Court precedent, the Hanifen Holdings shareholder is first deemed to have received Fiserv Common Stock equal in value to such cash consideration followed immediately by Fiserv redeeming that stock for the cash consideration. See Clark v. Commissioner, 489 U.S. 726
                                       -------------------------
(1989) and Revenue Ruling 93-61, 1993-2 C.B. 118. The redemption of this stock is then tested under the redemption rules of Section 302 of the Code to determine whether the shareholder will recognize capital gain, capital loss or dividend income. Under Section 302(b)(1), a redemption will be treated as a sale of redeemed stock (thereby generating capital gain) if it is "not essentially equivalent to a dividend." Dividend equivalence depends on all the facts and circumstances of each case and, furthermore, constructive ownership rules must be considered in making this determination. The Supreme Court, in United
                                                                  ------
States v. Davis, 397 U.S. 301, rehearing denied, 397 U.S. 1071 (1970), held that
---------------                --------- ------
in order to avoid dividend equivalence, the redemption must result in a "meaningful reduction of the shareholder's proportionate interest in the corporation." As a general rule, where there is no possibility of control participation by a shareholder with a minimal stock interest, any degree of reduction should result in sale treatment unless the redemption is part of an ongoing plan under which the shareholder can choose whether or not to have a small number of shares redeemed each year. In addition, the Internal Revenue Service recognizes that public companies often redeem shares involving minuscule reductions in the interests of common shareholders. Generally, those reductions do not constitute dividends, but qualify the redemptions as sales thereby generating capital gain or loss assuming the stock qualifies as a capital asset.

     Section 302(b)(2) of the Code provides a mechanical test for qualifying a redemption for capital gains treatment. Under Section 302(b)(2), the Code treats a "substantially disproportionate" redemption as a sale of stock rather than a taxable dividend distribution. In order to qualify as "substantially disproportionate," the redemption must meet three requirements: (i) immediately after the redemption, the shareholder must own less than 50% of the total combined voting power of all classes of outstanding stock entitled to vote;
(ii) the shareholder's percentage of the total outstanding voting stock immediately after the redemption must be less than 80% of his percentage of ownership of such stock immediately before the redemption; and (iii) the shareholder's percentage of outstanding common stock (voting or non-voting) after the redemption must be less than 80% of the shareholder's percentage of ownership before the redemption. These tests are applied on a shareholder-by-shareholder basis, and constructive ownership rules set forth in Section 318 of the Code are applicable in determining whether the redemption is substantially disproportionate under Section 302(b)(2).

     Given the size of Hanifen Holdings in relation to Fiserv and the amount of cash consideration being received in the Merger, the shareholders should receive capital gain treatment with respect to the cash consideration received in the Merger.

     Shareholders of Hanifen Holdings who held their Hanifen Common Stock as a capital asset and who exercise dissenters rights in the Merger and receive cash in exchange for all of their Hanifen Common Stock, should receive capital gain treatment under Section 302(b)(3) of the Code (dealing with a complete redemption of stock).

     Under any of the foregoing circumstances where a shareholder of Hanifen Holdings will receive capital gain or loss, such capital gain or loss should be long-term capital gain or loss if such Hanifen Common Stock had been held for more than one (1) year as of the Effective Date.

     Treatment as a Tax-Deferred Reorganization is based on certain assumptions, including without limitation, the assumptions that: (i) the representations and warranties set forth in the Merger Agreement will be true, correct and complete as if made at the Effective Date; (ii) there is no plan or intention on the part of the holders of Hanifen Common Stock to dispose of a prescribed amount of shares of Fiserv Common Stock acquired in the Merger or Hanifen Common Stock in anticipation of the Merger (as further discussed below); (iii) no consideration other than shares of Fiserv Common Stock, cash paid for fractional shares and cash will be received by holders of the shares of Hanifen Common Stock for their shares of Hanifen Common Stock; and (iv) in the Merger, Fiserv Clearing will acquire (a) at least 90% of the fair market value of Hanifen Holdings' net assets and at least 70% of the fair market value of Hanifen Holdings' gross assets held immediately prior to the Merger, and (b) at least 90% of the fair market value of Fiserv Clearings' net assets and at least 70% of the fair market value of Fiserv Clearings' gross assets held immediately prior to the Merger. For purposes of the assumption in (iv) above, amounts paid by Hanifen Holdings to shareholders who receive cash or other property (including cash for fractional shares), amounts used by Hanifen Holdings to pay reorganization expenses, all redemptions and distributions (except for regular, normal dividends) made by Hanifen Holdings immediately preceding the Merger, and any assets of Hanifen Holdings disposed of in contemplation of the Merger, will be included in the assets of Hanifen Holdings immediately prior to the Merger. Although Fiserv and Hanifen Holdings have each made certain representations and warranties to each other regarding their respective compliance with the foregoing, no assurances to that effect can be given.

     Under guidelines published in Revenue Procedure 77-37, 1977-2 C.B. 568 (the "IRS Guidelines"), the Internal Revenue Service will issue a ruling that a transaction constitutes a Tax-Deferred Reorganization if certain factual representations can be made with respect thereto. In particular, the IRS Guidelines require a representation that there will be a fifty percent (50%) level of continuity of shareholder interest. Hanifen Holdings shareholders should note, however, that the IRS Guidelines are intended to serve only as a description of the circumstances in which the Internal Revenue Service will issue a favorable ruling and not as a statement of the substantive law regarding the qualification of a transaction as a Tax-Deferred Reorganization. While continuity of shareholder interest is a requirement for Tax-Deferred Reorganization treatment, Supreme Court precedent supports a lesser degree of continuity than that required by the IRS Guidelines.

     No advance ruling has been requested from the Internal Revenue Service and no tax opinion been rendered as to the tax consequences of the Merger. There cannot, therefore, be any assurance that the treatment of the Merger by Fiserv, Hanifen Holdings or the shareholders of Hanifen Holdings as a Tax-Deferred Reorganization will not be challenged by the Internal Revenue Service, or that any such challenge would not be sustained.

     If the Merger is not characterized as a Tax-Deferred Reorganization, the principal federal income tax consequences, under currently applicable law, would be as follows: (i) Hanifen Holdings would be deemed to have sold all of its assets in a taxable asset sale to Fiserv and Hanifen Holdings would recognize gain or loss equal to the difference between the fair market value of the consideration received in such sale and its adjusted tax basis in the assets sold; (ii) immediately after the sale described in (i) above, Hanifen Holdings would be deemed to have liquidated and distributed all of its assets to its shareholders at which point the shareholders would be taxed on capital gain or loss (provided such shares were held as capital assets at such time) equal to the difference between the fair market value of the assets distributed by Hanifen Holdings in liquidation compared to the adjusted tax basis in their Hanifen Holdings stock; (iii) the tax basis of Fiserv Common Stock to be received by the holders of Hanifen Common Stock in the Merger would be the fair market value of such Fiserv Common Stock as of the Effective Date; and (iv) the holding period of Fiserv Common Stock to be received by the holders of Hanifen Common Stock pursuant to the Merger would begin the day after the Effective Date.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS EVERY ASPECT OF THE FEDERAL INCOME TAX LAWS THAT MAY BE RELEVANT TO THE HOLDERS OF HANIFEN COMMON STOCK IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS SUBJECT TO SPECIAL TAX TREATMENT AND IS GENERALLY LIMITED TO PERSONS WHO HOLD HANIFEN COMMON STOCK AS A CAPITAL ASSET. IN ADDITION, IT DOES NOT DISCUSS ANY ALTERNATIVE MINIMUM TAX CONSEQUENCES, STATE, LOCAL, FOREIGN OR OTHER FEDERAL TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE RETROACTIVELY AS WELL AS PROSPECTIVELY AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH SHAREHOLDER OF HANIFEN HOLDINGS SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     HANIFEN HOLDINGS STOCK OPTION PLAN; BENEFIT PLANS

     Hanifen Holdings maintains a non-qualified stock option plan (the "Option Plan") for certain key employees. As a condition of the Merger, all unexercised stock options must be exercised by the option holders. Immediately after the exercise of such options, the stockholders receiving newly issued Hanifen Common Stock who agree to the Merger will surrender such stock in exchange for a portion of the Merger consideration as described in this Proxy Statement/Prospectus. Any gain resulting from the surrender of Hanifen Common Stock (received upon exercise of a non-qualified option) will result in short term capital gain taxable as ordinary income. At the Effective Date the Option Plan will be terminated.

     As of November 12, 1997, Options to purchase 48,500 shares of Hanifen Common Stock were outstanding under the Option Plan at exercise prices ranging from $14.76 to $25.71.

     Under the Merger Agreement, Fiserv has agreed that employees of Hanifen Holdings and each subsidiary, including Hanifen Clearing, will be entitled to participate in the benefit plans that Fiserv maintains for its employees generally (except with respect to Fiserv's sabbatical plan or policy) on substantially the same terms and conditions as other employees of Fiserv.

     CONDITIONS TO THE MERGER

     The obligations of Fiserv and Hanifen Holdings to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions, including: (i) obtaining the approval of the shareholders of Hanifen Holdings;
(ii) the board of directors of Hanifen Holdings and the trustees of Hanifen Holdings' profit-sharing plan have received an opinion as to the fairness from a financial point of view of the Merger and an opinion as to certain valuation matters relating to the sale of assets of Hanifen Brokerage and Hanifen Investments; (iii) Hanifen Brokerage and Hanifen Investments have sold certain of their assets for fair and adequate consideration; (iv) New Hanifen has entered into a clearing agreement with Fiserv Clearing, with a term of five years for all of New Hanifen's clearing needs on terms that are consistent with other third party arrangements; (v) Fiserv and Clearing has entered into an employment agreement with George Johnson as president of Clearing; (vi) the holders of no more than 5% of the Hanifen Common Stock have exercised dissenters' rights in connection with the Merger; (vii) each member of Hanifen Holdings' Board of Directors and Fiserv's Board of Directors have entered into a non-compete and confidentiality agreement; (viii) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part; (ix) no order being entered in any action or proceeding or other legal restraint or prohibition preventing the consummation of the Merger; (x) the receipt by each party of various legal opinions and other certificates, consents, reports and approvals from the other parties to the Merger and from third parties; (xi) the accuracy of the representations and warranties of each party and compliance with all covenants and conditions by each party; and (xii) the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") has expired.

     Hanifen Holdings has waived the condition to closing which requires that an opinion be obtained as to fairness from a financial point of view of the Merger and as to certain valuation matters relating to the sale of assets of Hanifen Investments.

     AMENDMENTS AND TERMINATION

     The Merger Agreement may be amended by a written agreement executed by Hanifen Holdings, Fiserv and Fiserv Clearing either before or after the shareholders of Hanifen Holdings approve the Merger. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date by mutual agreement of the Boards of Directors of Fiserv and Hanifen Holdings, or by the Board of Directors of any party if any of the conditions applicable to such party to effect the Merger is not satisfied or waived on or before the Effective Date or if the Merger is not effective on or before December 31, 1997, provided that the party seeking to terminate the Merger Agreement is not responsible for the failure of the Merger to occur prior to such date.

     ACQUISITION PROPOSALS

     In the event Hanifen Holdings terminates the Merger Agreement because another person has made a Hanifen Acquisition Proposal that the Hanifen Holdings' Board of Directors determines in good faith that the failure to accept such Hanifen Acquisition Proposal could reasonably be deemed to be a breach of its fiduciary duties if it did not accept, then Hanifen Holdings will pay Fiserv a termination fee of $3,000,000 within 20 business days of such termination.

     EXPENSES OF THE MERGER

     Whether or not the Merger is consummated, each party to the Merger Agreement will pay its expenses incurred in connection with the Merger.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a "purchase".

RESALE OF FISERV COMMON STOCK BY AFFILIATES

     Fiserv Common Stock to be issued to shareholders of Hanifen Holdings in connection with the Merger has not been registered for resale under the Securities Act. Fiserv Common Stock received by the shareholders of Hanifen Holdings upon consummation of the Merger will be freely transferable under the Securities Act for resale except for shares issued to any person who may be deemed an "Affiliate" (as defined below) of Hanifen Holdings within the meaning of Rule 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Hanifen Holdings at the time of the Special Meeting (generally, directors, certain executive officers and major shareholders).

     Affiliates of Hanifen Holdings may not sell their shares of Fiserv Common Stock acquired in connection with the merger, except pursuant to an effective Registration Statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Date, an Affiliate (together with certain related persons) would be entitled to sell shares of Fiserv Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and certain persons acting in concert) during such one-year period within any three-month period for purposes of Rule 145 may not exceed the greater of one percent of the outstanding shares of Fiserv Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would remain available to Affiliates only if Fiserv remained current with its information filings with the Commission under the Exchange Act. One year after the Effective Date, an Affiliate would be able to sell such Fiserv Common Stock without such manner of sale or volume limitations, provided that Fiserv was current with its Exchange Act information filings and such Affiliate was not then an Affiliate of Fiserv. Two years after the Effective Date, an Affiliate would be able to sell such shares of Fiserv Common Stock without any restrictions so long as such Affiliate had not been an Affiliate of Fiserv for at least three months prior thereto.

     Fiserv has agreed to register the Affiliates of Hanifen Holdings Fiserv Common Stock upon closing of the Merger, at which time such Fiserv Common Stock will be freely transferable.

CERTAIN REGULATORY MATTERS

     No federal or state regulatory requirements remain to be complied with in connection with the Merger, except for certain required notifications and closing and post-closing filings and except that, as of the date of this Proxy Statement/Prospectus, the waiting period under the HSR Act had not expired.

RIGHTS OF HANIFEN HOLDINGS DISSENTING SHAREHOLDERS

     Set forth below is a summary of dissenters' rights available to Hanifen Holdings shareholders, which summary is not intended to be a complete statement of applicable Colorado law and is qualified in its entirety by reference to
Article 113 of the CBCA, set forth in its entirety as Appendix B.

     FISERV HAS RESERVED THE RIGHT TO TERMINATE THE MERGER AGREEMENT AND ABANDON THE MERGER IF HOLDERS OF MORE THAN 5% OF THE OUTSTANDING SHARES OF THE HANIFEN COMMON STOCK DISSENT FROM THE MERGER AND SEEK PAYMENT FOR THEIR SHARES IN ACCORDANCE WITH THE CBCA.

     Right to Dissent. Shareholders of Hanifen Holdings are entitled to dissent from the Merger and obtain payment of the fair value of their shares if and when the Merger is effectuated. A shareholder entitled to dissent and obtain payment for the shareholder's shares under Article 113 of the CBCA may not challenge the corporate action (i.e., the Merger) creating the right to dissent, unless the
                  ----
action is unlawful or fraudulent with respect to the shareholder or the corporation.

     Under Section 7-113-103, of the CBCA, a record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts.

     Section 7-113-103(2) of the CBCA provides that a beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if (a) the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and (b) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

     Hanifen Holdings will require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to Hanifen Holdings that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights.

     Procedure for Exercise of Dissenters' Rights. The notice accompanying this Prospectus/Proxy Statement states that shareholders are entitled to assert dissenters' rights under Article 113 of the CBCA. A Hanifen Holdings' shareholder who wishes to assert dissenters' rights must: (a) cause Hanifen Holdings to receive, before the vote is taken on the Merger, written notice of the shareholder's intention to demand payment for the shareholder's shares if the Merger is effectuated; and (b) not vote the shares in favor of the Merger.
A SHAREHOLDER WHO DOES NOT SATISFY THE FOREGOING REQUIREMENTS WILL NOT BE ENTITLED TO DEMAND PAYMENT FOR HIS OR HER SHARES UNDER ARTICLE 113 OF THE CBCA.

     If the Merger is authorized, Hanifen Holdings must give a written notice to dissenters who are entitled to demand payment for their shares. The notice required to be given by Hanifen Holdings must be given no later than 10 days after the Effective Date and: (a) state that the Merger was authorized and state the Effective Date or proposed Effective Date; (b) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (c) supply a form for demanding payment, which form will request a dissenter to state an address to which payment is to be made; (d) set the date by which Hanifen Holdings must receive the payment demand, which date must not be less than 30 days after the date the notice is given; (e) state that if a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders each such beneficial shareholder must certify to Hanifen Holdings that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation of the ability to exercise dissenters' rights; and (f) be accompanied by a copy of Article 113 of the CBCA.

     A shareholder who is given a dissenters' notice to assert dissenters' rights and who wishes to exercise dissenters' rights must, in accordance with the terms of the dissenters' notice, cause Hanifen Holdings to receive a payment demand, which may be a demand form supplied by Hanifen Holdings, duly completed, or some other acceptable writing. A shareholder who demands payment in accordance with the foregoing retains all rights of a shareholder, except the right to transfer the shares, until the Effective Date, and has only the right to receive payment for the shares after the Effective Date. The demand for payment is irrevocable, except that if the Effective Date does not occur within 60 days after the date set by Hanifen Holdings by which it must receive the payment demand, Hanifen Holdings must release the transfer restrictions imposed on uncertificated shares. If the Effective Date occurs more than 60 days after the date set by Hanifen Holdings by which it must receive the payment demand, then Hanifen Holdings must send a new dissenters' notice. A SHAREHOLDER WHO DOES NOT DEMAND PAYMENT AS REQUIRED BY THE DATE OR DATES SET IN THE DISSENTERS' NOTICE IS NOT ENTITLED TO PAYMENT FOR HIS OR HER SHARES AND WILL BE ENTITLED ONLY TO EXCHANGE HIS OR HER HANIFEN COMMON STOCK FOR FISERV COMMON STOCK BASED ON THE EXCHANGE RATIO.

     At the Effective Date or upon receipt of a payment demand, whichever is later, Hanifen Holdings will pay each dissenter who complied with the notice requirements discussed above Hanifen Holdings' estimate of the fair value of the dissenter's shares, plus accrued interest. Payment will be accompanied by Hanifen Holdings' audited balance sheet as of the end of its most recent fiscal year, an income statement for that year, an audited statement of changes in shareholders' equity for that year and an audited statement of cash flow for that year, as well as the latest available financial statements, if any, for the interim period, which interim financial statements will not be audited. Payment will also be accompanied by a statement of Hanifen Holdings' estimate of the fair value of the shares and an explanation of how the interest was calculated, along with a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment and a copy of Article 113 of the CBCA.

     If a dissenter is dissatisfied with the payment, the dissenter may give notice to Hanifen Holdings in writing of the dissenter's estimate of fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made prior to such notice, or the dissenter may reject Hanifen Holdings' offer and demand payment of the fair value of the shares and interest due if: (a) the dissenter believes that the amount paid or offered is less than the fair value of the shares or that the interest due was incorrectly calculated; (b) Hanifen Holdings fails to make payment within 60 days after the date set by Hanifen Holdings by which it must receive the payment demand; or (c) Hanifen Holdings does not release the transfer restrictions imposed on uncertificated shares, then Hanifen Holdings must send a new dissenters' notice. A DISSENTER WAIVES THE RIGHT TO DEMAND PAYMENT UNDER THIS PARAGRAPH UNLESS THE DISSENTER CAUSES HANIFEN HOLDINGS TO RECEIVE THE NOTICE REQUIRED WITHIN 30 DAYS AFTER HANIFEN HOLDINGS MADE OR OFFERED PAYMENT FOR THE SHARES OF THE DISSENTER.

     Judicial Appraisal of Shares. If a demand for payment made by a dissatisfied dissenter as set forth above is unresolved, Hanifen Holdings may, within 60 days after receiving the payment demand, commence a proceeding and petition a court to determine the fair value of the shares and accrued interest. If Hanifen Holdings does not commence the proceeding within the 60-day period, it must pay to each dissenter whose demand remains unresolved the amount demanded. Hanifen Holdings must commence the proceeding described above in the District Court of the City and County of Denver, Colorado. Hanifen Holdings must make all dissenters whose demands remain unresolved parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. The jurisdiction of the court in which the proceeding is commenced is plenary and exclusive. One or more persons may be appointed by the court as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers will have the powers described in the court order appointing them. The parties to the proceeding will be entitled to the same discovery rights as parties in other civil proceedings. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by Hanifen Holdings, or for the fair value, plus interest, of a dissenter's shares for which Hanifen Holdings elected to withhold payment.

     The court in an appraisal proceeding will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess the costs against Hanifen Holdings; except that the court may assess costs against all or some of the dissenters, in the amount the court finds equitable, to the extent the court finds that dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the courts find equitable:
(a) against Hanifen Holdings and in favor of any dissenters if the court finds that Hanifen Holdings did not substantially comply with the procedures for the exercise of dissenters' rights set forth above; or (b) against either Hanifen Holdings or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 113 of the CBCA. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters similarly situated, and that the fees for those services should not be assessed against Hanifen Holdings, the court may award to said counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefitted.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the Merger and the proposals to sell certain assets of Hanifen Brokerage and Hanifen Investments, Hanifen Holdings' shareholders should be aware that one director of Hanifen Holdings and the president and chief executive officer of Hanifen Clearing have interests in such transactions that are in addition to the interests of the Hanifen Holdings' shareholders generally.

     Walter F. Imhoff, a director of Hanifen Holdings, is negotiating a consulting agreement with Hanifen Holdings. Pursuant to such consulting agreement, Mr. Imhoff will receive a one-time payment of $1,000,000, which amount is expected to be funded by Hanifen Holdings prior to the Effective Date. It is expected that this consulting agreement will be contingent upon closing of the transaction with New Hanifen. No definitive agreement has been finalized as of the date of this Proxy Statement/Prospectus. In addition, Mr. Imhoff will be the president and chairman of the board of New Hanifen.

     George Johnson, currently the president and chief executive officer of Hanifen Clearing, is negotiating an employment agreement with Fiserv, which agreement is a condition precedent to the closing of the Merger. Such agreement, which has not been finalized as of the date of this this Proxy Statement/Prospectus, will have a three-year term and provide for payment of a base salary and bonuses dependent upon results of Hanifen Clearing. Based upon the projected performance of Hanifen Clearing, Mr. Johnson will receive annual cash compensation of approximately $__________ during 1998. In addition, Mr. Johnson will be granted options to purchase 35,000 shares of Fiserv Common Stock under the Fiserv, Inc. Stock Option Plan, with an exercise price equal to the closing market price on the Effective Date, which options will vest over a five-year period beginning on the fourth anniversary date of the Effective Date. The employment agreement will also include provisions governing termination for "cause" and certain non-compete restrictions.

     None of Hanifen Holdings' executive officers or directors has an agreement for additional compensation from Hanifen Holdings, or rights which become effective upon a change of control, such as the Merger. Certain of the directors and executive officers of Hanifen Holdings own shares of Hanifen Common Stock. Such shares will be converted in the Merger on the same terms and conditions as apply to all other Hanifen Holdings' shareholders. As of the Record Date, Hanifen Holdings' directors and executive officers, and their affiliates, beneficially owned approximately 21.9% of all issued and outstanding shares of Hanifen Common Stock.

OTHER HANIFEN HOLDINGS SUBSIDIARIES

     Prior to the Effective Date, Hanifen Brokerage and Hanifen Investments will sell certain of their assets. The sale of certain of the assets of Hanifen Brokerage is currently being negotiated with a new corporation which has been formed by a group of current employees of Hanifen Brokerage. No definitive agreement has been completed as of the date of this Proxy Statement/Prospectus. The closing of such sale is a condition to closing the Merger.

     The sale of certain of the assets of Hanifen Investments is also a condition to closing the Merger. It is currently anticipated that the assets of Hanifen Investments will be sold to an unrelated third party and one or more new entities formed by one or more groups of current employees of the Hanifen Companies, on terms to be negotiated by Hanifen Holdings. Hanifen Holdings has entered into two non-binding letters of intent related to the assets of Hanifen Investments. The first letter of intent is for the sale to an unrelated third-party of the general partnership interest and a 9.5% carried interest in Hanifen, Imhoff Mezzanine Fund, L.P. (the "Mezzanine Fund") owned by Hanifen, Imhoff Capital Partners ("Capital Partners"), a wholly-owned subsidiary of Hanifen Investments, for a purchase price of $1,760,000.

     The second letter of intent is for the sale of the assets of Hanifen, Imhoff Investment Management Co. ("Management Co."), which is also a wholly-owned subsidiary of Hanifen Investments, for a purchase price of $500,000 to an entity to be formed by a group of Hanifen Investments employees.

                          MARKET PRICES AND DIVIDENDS

     The Fiserv Common Stock (NASDAQ Symbol: FISV) trades in the over-the-counter market and appears on NASDAQ. The following table sets forth, for the calendar periods indicated, the closing price per share of Fiserv Common Stock as reported by NASDAQ.



                                                           Fiserv
                                                        Common Stock
                                            ------------------------------------
                                                  High                Low
            1995:
             First Quarter                       $27 3/4           $21
             Second Quarter                       28 3/8            25 3/4
             Third Quarter                        31                25 1/2
             Fourth Quarter                       30 1/8            25 1/2

            1996:
             First Quarter                       $32               $25 3/8
             Second Quarter                       33 3/8            28 1/16
             Third Quarter                        38 11/16          28 5/8
             Fourth Quarter                       39 5/8            34

            1997:
             First Quarter                       $39               $32 3/4
             Second Quarter                       44 5/8            36 3/4
             Third Quarter                        49  1/2           43 7/8
             Fourth Quarter                       49  1/2           39 3/4
             (through November 12, 1997)

     On September 30, 1997, the last full trading day prior to the joint public announcement that Hanifen Holdings and Fiserv had executed the Merger Agreement, the closing price per share of Fiserv Common Stock as reported by NASDAQ was $43.875.

     Shareholders of Hanifen Holdings are urged to obtain current market quotations for shares of Fiserv Common Stock.

     As of November 12, 1997, Hanifen Holdings had approximately 129 shareholders of record. As of November 12, 1997, Fiserv had approximately 30,000 shareholders of record.

     Fiserv has never declared or paid any cash dividends or made any other distribution on the Fiserv Common Stock, and it is anticipated that in the foreseeable future Fiserv will follow its policy of retaining any earnings for
use in its business.   Any future determination as to declaration and payment of
dividends will be made at the discretion of the Board of Directors of Fiserv.

     Hanifen Holdings has not declared or paid any cash dividends or made any other distribution on the Hanifen Common Stock during the two-year period ended September 26, 1997.

                       FISERV SUPPLEMENTAL FINANCIAL DATA

     The following table sets forth supplemental consolidated financial data of Fiserv. The income statement data in the table for the three years ended December 31, 1996, and the balance sheet data as of December 31, 1995 and 1996, have been derived from Fiserv's consolidated financial statements incorporated by reference herein, which have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the two years ended December 31, 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994, have been derived from Fiserv's consolidated financial statements which are not incorporated by reference herein. The financial data for the nine months ended September 30, 1997 and 1996, have been derived from Fiserv's quarterly report on Form 10-Q incorporated herein by reference.


                                                                                           NINE MONTHS   NINE MONTHS
                                               YEAR ENDED DECEMBER 31,                        ENDED         ENDED
                               ------------------------------------------------------     SEPTEMBER 30, SEPTEMBER 30,
                                   1992       1993       1994      1995(1)     1996           1996          1997
                                   ----       ----       ----      ----        ----           ----          ----
STATEMENT OF OPERATIONS DATA:                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES                         $384,803   $519,996   $635,297   $769,104   $879,449       $647,907      $704,960
                                 --------   --------   --------   --------   --------       --------      --------

Cost of revenues:
  Salaries, commissions and
    payroll related costs         184,033    239,166    298,997    351,180    394,932        291,509       328,513
  Data processing
    rentals and tele-
    communications costs           47,033     75,689     86,953    100,908     97,721         74,725        74,339
  Other operating expenses         80,036    103,185    123,086    141,100    164,003        119,655       135,067
  Depreciation and amorti-
    zation of property and
    equipment                      18,534     24,593     33,751     40,486     44,120         32,648        36,014
  Purchased incomplete
    software technology                                            172,970
  Amortization of
    intangible assets               6,875      9,350     11,060     26,166     21,391         16,076        10,627
  Amortization capitalization
    of internally generated
    computer software - net        (6,757)    (7,185)    (9,599)    (6,382)     3,732         (1,768)       (2,038)
                               ------------------------------------------------------------------------------------------
Total                             329,754    444,798    544,248    826,428    725,899        532,845       582,522
                               ------------------------------------------------------------------------------------------
Operating income (loss)            55,049     75,198     91,049    (57,324)   153,550        115,062       122,438
Interest expense - net              2,452      4,366      6,951     18,822     19,088         15,025         9,529
                               ------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME
  TAXES                            52,597     70,832     84,098    (76,146)   134,462        100,037       112,909
Income tax provision (credit)      19,603     27,107     33,067    (30,220)    54,754         40,737        46,293
                               ------------------------------------------------------------------------------------------
NET INCOME (LOSS)                $ 32,994   $ 43,725   $ 51,031   $(45,926)  $ 79,708       $ 59,300      $ 66,616
                               ==========================================================================================

Net income (loss) per common
  and common equivalent share       $0.82      $0.96      $1.08     $(0.91)     $1.53          $1.14         $1.25
                               ==========================================================================================

Shares used in computing net
  income per share                 40,243     45,575     47,364     50,298     52,046         52,016        53,265
                               ==========================================================================================


------------------
(1) 1995 includes certain charges related to the acquisition of Information Technology, Inc. ("ITI"). The charges are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after-tax charge was $109.6 million ($2.18 per share). Net income and net income per share before such charges was $63.7 million and $1.27, respectively.

                                                DECEMBER 31,                              SEPTEMBER 30,
                         ----------------------------------------------------------       -------------
                            1992        1993        1994        1995        1996               1997
                            ----        ----        ----        ----        ----               ----
                                   (IN THOUSANDS, EXCEPT BOOK VALUE PER COMMON SHARE)
BALANCE SHEET DATA:
Total assets             $1,480,253  $1,874,939  $2,204,832  $2,514,597  $2,698,979         $3,103,644
Long-term debt               78,683     124,624     150,599     383,416     272,864            221,301
Shareholders equity         211,611     370,740     425,389     514,866     605,898            685,097
Book value per common
    share                $     4.79  $     7.85  $     9.01  $     9.92  $    11.72         $    13.07


                  FISERV MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the relative percentage which certain items in Fiserv's consolidated statements of income bear to revenues and the percentage change in those items from period to period. The table and the following discussion exclude certain charges to 1995 operations associated with the acquisition of Information Technology, Inc. aggregating $182.9 million, relating to the write-off of incomplete software technology and accelerated amortization of computer software acquired.


                                                                           Period to Period Percentage
                                          Percentage of Revenues               Increase (Decrease)
                                          Year Ended December 31,             1996 vs.      1995 vs.
                                      1996          1995          1994          1995          1994
                                   --------------------------------------   ------------  ------------
Revenues                             100.0%        100.0%        100.0%         14.3%         21.1%
                                   --------------------------------------
Cost of revenues:
Salaries, commissions and payroll
   related costs                      44.9          45.7          47.1          12.5          17.5
Data processing expenses, rentals
   and telecommunication costs        11.1          13.1          13.7          (3.2)         16.0
Other operating costs                 18.6          18.3          19.4          16.2          14.6
Depreciation and amortization of
   equipment and improvements          5.0           5.3           5.3           9.0          20.0

Amortization of intangible assets      2.4           2.1           1.7          31.7          46.9
Amortization (capitalization) of
   internally generated software-
   net                                 0.4          (0.8)         (1.5)       (158.5)        (33.5)
                                   -------------------------------------------------------------------
Total cost of revenues                82.4          83.7          85.7          12.8          18.2
                                   -------------------------------------------------------------------
Operating income                      17.6%         16.3%         14.3%         22.3          37.9
                                   ===================================================================
Income before income taxes            15.3%         13.9%         13.2%         26.0          26.9
                                   ===================================================================
Net income                             9.1%          8.3%          8.0%         25.1          24.8
                                   ===================================================================


  Revenues increased $110,345,000 in 1996 and $133,807,000 in 1995.  In both years, approximately 55% of the growth resulted from the inclusion of revenues from the date of purchase of acquired businesses and the balance in each year from the net addition of new clients, growth in the transaction volume experienced by existing clients and price increases.

  Cost of revenues increased $82,359,000 in 1996 and $99,292,000 in 1995. As a percentage of revenues, cost of revenues decreased 1.3% from 1995 to 1996 and 2.0% from 1994 to 1995. The make up of cost of revenues has been significantly affected in both years by business acquisitions and by changes in the mix of Fiserv's business as sales of software and related support activities and item processing and electronic funds transfer operations have enjoyed an increasing percentage of total revenues.

  A significant portion of the purchase price of Fiserv's acquisitions has been allocated to intangible assets, such as client contracts, computer software, non-competition agreements and goodwill, which are being amortized over time, generally three to 40 years. Amortization of these costs increased $5,143,000 from 1995 to 1996 and $5,188,000 from 1994 to 1995. As a percentage of revenues, these costs also increased in both years.

  Capitalization of internally generated computer software is stated net of amortization and decreased $3,217,000 in 1995 and $10,114,000 in 1996. Net software capitalized was more than offset by amortization in 1996 due to the accelerated amortization of software resulting from the planned consolidation of certain product lines.

  Operating income increased $27,986,000 in 1996 and $34,515,000 in 1995. As a percentage of revenues, operating income increased 1.3% in 1996 and 2.0% in 1995.

  The effective income tax rate was 41% in 1996, 40% in 1995 and 39% in 1994. The trend to higher income tax rates results from net increases in non-deductible permanent differences. The effective income tax rate for 1997 is expected to remain at 41%.

  Fiserv's growth has been accomplished largely through the acquisition of entities engaged in businesses that are complementary to its operations. Management believes that a number of acquisition candidates are available that would further enhance Fiserv's competitive position and plans to pursue them vigorously. Management is engaged in an ongoing program to reduce expenses related to acquisitions by eliminating operating redundancies. Fiserv's approach has been to move slowly in achieving this goal in order to minimize the amount of disruption experienced by its clients and the potential loss of clients due to this program.

LIQUIDITY AND CAPITAL RESOURCES

  The following table summarizes Fiserv's primary sources of funds:

                                               Year Ended December 31,
                                              1996       1995      1994
                                         --------------------------------
                                                   (In thousands)
Cash provided by operating activities
   before changes in securities
   processing receivables and payables-     $173,774   $107,037  $ 76,644
   net
Securities processing receivables and
    payables-net                              (3,660)    29,935   (39,954)
                                         --------------------------------
Cash provided by operating activities        170,114    136,972    36,690
Issuance of common stock                       4,896        638     1,918
Decrease (increase) in investments            16,831     10,254   (30,398)
Increase (decrease) in net borrowings       (119,640)   180,644    63,341
                                         --------------------------------
TOTAL                                       $ 72,201   $328,508  $ 71,551
                                         ================================


  The change in securities processing receivables and payables is funded primarily through changes in short-term obligations which were ($8,700,000), ($50,600,000), and $38,520,000, for the years ended December 31, 1996, 1995, and
1994, respectively.

  Fiserv has applied a significant portion of its cash flow from operations and proceeds of its common stock offerings to acquisitions and the reduction of long-term debt and invests the remainder in short-term obligations until it is needed for further acquisitions or operating purposes.

  Fiserv believes that its cash flow from operations together with other available sources of funds will be adequate to meet its funding requirements. In the event that Fiserv makes significant future acquisitions, however, it may raise funds through additional borrowings or issuance of securities.


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO 1996

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the relative percentage which certain items Fiserv's consolidated statements of income bear to revenues.

                                                Nine months Ended September 30,
                                                     1997             1996
                                             ----------------------------------
                                                    (Percent of Revenues)
Revenues                                            100.00%          100.00%
                                             ----------------------------------

Salaries, commissions and payroll related            46.6             45.0
  costs
Data processing expenses, rentals and                10.5             11.5
  telecommunication costs
Other operating costs                                19.2             18.5
Depreciation and amortization of equipment            5.1              5.0
 and improvements
Amortization of intangible assets                     1.5              2.5
Amortization (capitalization) of internally
  generated software-net                             (0.3)            (0.3)
                                             ----------------------------------
Total cost of revenues                               82.6             82.2
                                             ----------------------------------
Operating income                                     17.4             17.8
                                             ==================================


REVENUES

  Revenues increased 8.8% from $647,907,000 in the first nine months of 1996 to $704,960,000 in the comparable current period. Approximately 30% of the year to date growth resulted from the inclusion of revenues from the date of purchase of acquired companies, and approximately 70% resulted from increases in revenue from the addition of new clients, growth in the transaction volume experienced by existing clients, and price increases. Fiserv provides item processing services in the Canadian market through a joint venture with Canadian Imperial Bank of Commerce, the revenues from which are recorded on a fee basis. If the gross revenues from this activity were recognized, Fiserv's revenues for the first nine months of 1997 would have increased by $151,053,000 or 23%.

COST OF REVENUES

  Cost of revenues increased 9.3% from $532,845,000 in the first nine months of 1996 to $582,522,000 in the first nine months of 1997. The increase in cost of revenues for the nine months was disproportionate to the increase in revenues due to approximately $3,600,000 of severance payments in connection with restructuring of the item processing contract with Chase Manhattan Bank and merger related expenses of $3,700,000 associated with the acquisition of BHC Financial, Inc. ("BHC"). Amortization of intangible assets decreased due to reduced amortization of intangible assets recorded in the acquisition of Information Technology, Inc.

OPERATING INCOME

  Operating income increased 6.4% from $115,062,000 in the first nine months of 1996 to $122,438,000 in the first nine months of 1997. As a percentage of revenues, operating margins were lower during the first nine months of 1997 when compared to the comparable prior year period. This decrease resulted primarily from charges related to one-time merger expenses and reduced impact of termination fees.

INTEREST EXPENSE - NET

  As a result of substantial debt reductions and slightly lower effective rates, interest expense decreased $5.5 million for the first nine months of 1997 when compared to the 1996 period.

INCOME TAX PROVISION

  Income taxes were computed at 41% in both 1997 and 1996. The 41% rate is expected to apply throughout the current year.

NET INCOME

  Net income for the first nine months, which was reduced by $3,100,000 for acquisition costs of BHC, increased 12% from $59,300,000 in 1996 to $66,616,000 in 1997. Net income per share for the first nine months, after merger related expenses of $.06, increased $.11 from $1.14 in 1996 to $1.25 in 1997. Net income per share increased $.26 in the first nine months of 1997 after the charges associated with the acquisition of BHC, when compared with net income per share as originally presented for 1996. The increase in net income per share over 1996 as originally presented was consistent with management's expectations.

LIQUIDITY AND CAPITAL RESOURCES

  The following table summarizes Fiserv's primary sources of funds for the nine months ended September 30, 1997 and 1996:

                                                         1997       1996
                                                       -------------------
                                                          (In thousands)
Cash provided by operating activities                  $157,494   $116,177
Issuance of common stock-net                              8,592      4,834
Decrease (increase) in investments                      (81,726)    19,160
Increase (decrease) in net borrowings                   (61,588)   (93,159)
                                                       --------   --------
TOTAL                                                  $ 22,772   $ 47,012
                                                       ========   ========


                               BUSINESS OF FISERV

BUSINESS

  Fiserv, with operations in over 75 cities, including 15 cities in Canada, England and Singapore, is a leading independent provider of financial data processing systems and related information management services and products to banks, credit unions, mortgage banks, savings institutions and other financial intermediaries. These services and products are based primarily on proprietary software developed by Fiserv and maintained on computers located at data processing centers throughout the United States. Fiserv is ranked as the nation's leading data processing provider for banks and savings institutions in terms of total clients served and is the nation's second leading data processing provider for credit unions and mortgage banks.

  Fiserv directly supports account and transaction processing software systems for approximately 3,383 financial institutions, maintaining approximately 50 million service bureau accounts. Fiserv delivers this account and transaction processing in all four of the traditional delivery modes: service bureau; facilities management; resource management; and in-house solutions. Fiserv also provides electronic banking services, which include Automated Teller Machine ("ATM")/Electronic Funds Transfer ("EFT") services to financial institutions, and processing approximately 200 million ATM transactions annually. Fiserv also provides check and share draft remittance and back-office processing to financial institutions, handling approximately over 4.1 billion prime pass items per year through its regional item processing centers located in over 45 cities in North America. In addition, Fiserv provides trust administration services for IRAs and other retirement plans, and furnishes microcomputer software to financial institutions for executive information and decision support systems. The total client base served by Fiserv includes more than 5,000 financial institutions. Fiserv believes that its focus on customer service and the contractual nature of its business, combined with its historical renewal experience, provide a high level of recurring revenues.

  The Fiserv Securities Processing Group provides a wide range of traditional processing and related services to support all aspects of a retail brokerage operation. In addition, the Securities Processing Group provides an array of complementary products and services, such as specialized processing for bank and capital markets departments, mutual fund processing for both load and no load funds, self-directed retirement plans, equity dividend reinvestment plans, investment management accounts, mutual fund wrap accounts, annuity processing, and customized Internet, telephony and programming.

  Fiserv was formed on July 31, 1984, through the combination of two major regional data processing firms located in Milwaukee, Wisconsin, and Tampa, Florida. These firms--First Data Processing of Milwaukee and Sunshine State Systems of Tampa--began their operations in 1964 and 1971, respectively, as the data processing operations of their parent financial institutions. Historically, operations were expanded by developing a range of services for these parent organizations as well as other financial institutions.

  Since Fiserv's formation in 1984, it has expanded its operations through over 60 acquisitions and internally through the growth of existing clients. From 1988 to 1996, Fiserv's revenues increased from $125.0 million to $879.4 million, its operating income increased from $15.5 million to $153.6 million, and its net income grew from $9.2 million to $79.7 million. During this period, net income per common and common equivalent share increased from $.33 to $1.53.

                    HANIFEN HOLDINGS SELECTED FINANCIAL DATA

     The following selected historical consolidated financial data as of and for each of the five years in the period ended on the last Friday of September have been derived from Hanifen's consolidated financial statements, which have been audited by McGladrey & Pullen, LLP (1995, 1994, 1993, and 1992), and Baird Kurtz and Dobson (1996), independent auditors. The selected financial data presented as of and for the nine months ended the last Friday of June 1996 and 1997 have been derived from consolidated unaudited financial statements. In the opinion of management, the unaudited consolidated financial statements for such periods include all adjustments, consisting of normal recurring adjustments, necessary for a full presentation of the consolidated financial position and results of operations for these periods. The following data should be read in conjunction with the Hanifen consolidated financial statements, the related notes thereto, and "Hanifen Holdings' Management Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein.


                                                                                      As of and for the
                                             As of and for the years ended            nine months ended
                                  ----------------------------------------------------------------------------
                                     9/25/92   9/24/93   9/30/94   9/29/95   9/27/96   6/28/96   6/27/97
                                  ----------------------------------------------------------------------------
                                         (In thousands, except per share data)                 (Unaudited)
STATEMENT OF INCOME DATA:
REVENUES:
Clearing and customer fees          $  6,668  $  7,495  $ 12,041  $ 19,418  $ 22,119  $ 17,250  $ 14,450
Interest                               2,061     2,501     4,822     9,068    12,012     9,062     8,244
Underwriting profits                   8,612     8,910     6,914     5,279    10,022     8,464     6,434
Trading                                4,053     7,756     5,063     4,661     5,508     4,485     3,446
Commissions                            2,345     2,917     3,146     3,965     3,945     3,080     4,485
Financial & advisory                   3,674     3,604     3,510     3,217     2,933     1,746     3,156
Other revenue                          3,321     3,049       830       149     1,800     1,639       707
                                  ----------------------------------------------------------------------------
 Total revenue                        30,735    36,232    36,326    45,757    58,338    45,727    40,923
                                  ----------------------------------------------------------------------------

EXPENSES:
Compensation & benefits               16,365    20,967    19,202    19,583    24,926    19,513    17,468
Administration expense                 7,264     7,144     9,811     9,206    10,230     6,756    10,668
Interest                                 341       422     1,348     2,616     3,597     2,728     2,001
Floor brokerage & clearing             1,142     1,452     1,481     1,581     1,615     1,169     1,344
                                  ----------------------------------------------------------------------------
 Total expenses                       25,112    29,986    31,842    32,987    40,368    30,167    31,481
                                  ----------------------------------------------------------------------------

Income before income tax expense       5,622     6,246     4,484    12,770    17,970    15,560     9,442

Income tax expense                     1,696     2,290     1,648     4,713     6,812     5,925     3,517
                                  ----------------------------------------------------------------------------

 Net income                         $  3,926  $  3,956  $  2,836  $  8,057  $ 11,158  $  9,635  $  5,925
                                  ============================================================================

Earnings per share                     $2.43     $2.31     $1.77     $5.55     $9.87     $8.77     $5.33
Cash dividend per share                $0.00     $0.00     $1.00     $0.00     $0.00     $0.00     $0.00

BALANCE SHEET DATA:
Customer receivables                  26,799    51,606    75,160   124,142   128,010   145,236   111,753
Total assets                          41,700    75,296   112,121   150,599   171,873   182,892   158,612
Notes Payable                          7,135    16,458    32,085    41,960    37,662    35,857    14,190
Customer payables                     10,039    23,750    36,612    56,707    68,094    72,572    64,496
Total shareholder equity              10,583    14,284    14,475    20,988    27,577    26,650    35,252
Book value per common share            $6.34     $8.64     $9.92    $15.74    $25.71    $24.29    $30.97


             HANIFEN HOLDINGS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Hanifen Holdings is a financial services and investment banking firm headquartered in the Rocky Mountain region. Hanifen Holdings, through its subsidiaries, offers a full spectrum of investment and brokerage services to corporations, institutions, municipalities, individuals and other broker-dealers. Hanifen Clearing, a New York Stock Exchange, Inc. ("NYSE") electronic access member, serves as a clearing broker for customers of correspondent broker-dealers, including Hanifen Brokerage. The operations of Hanifen Brokerage, a NYSE member, consist of two capital markets groups made up of equity and fixed income products and money management. The equity capital markets group provides equity trading, institutional equity, research and sales and corporate finance services, while the fixed income capital markets group provides fixed income trading, institutional municipal sales and public finance services. Money management involves providing advisory services. Hanifen Investments acts as the merchant banking arm of Hanifen Holdings.

     Hanifen Clearing's principal sources of revenue are derived from securities clearing services to broker-dealer firms ("correspondents") located throughout the United States. Revenues principally include clearing fees, margin interest, and other miscellaneous fees which are ancillary to customer securities transactions of the correspondents. Hanifen Brokerage's principal sources of revenue are derived from equity and fixed income capital markets and money management. Hanifen Investments' principal source of revenue is the return on those funds invested in the Mezzanine Fund through Capital Partners and the fee earned on managing the Mezzanine Fund through Management Co.

     The major non-interest expenses incurred by Hanifen Holding's subsidiaries relate to employees' compensation and benefits, general administrative and other expenses, communication expenses and other direct costs of execution and clearing services, such as floor brokerage and clearing charges, and occupancy and supplies costs.

     Although Hanifen Holdings' business cannot be characterized as seasonal, the retail brokerage activity of Hanifen Clearing's correspondent clients is typically, but not always, slower in the months of June, July and August. Reduced transaction volume generally results in reduced levels of clearing transaction and other ancillary fees. Variations in transaction volume may cause Hanifen Holdings' operating results to fluctuate slightly on a quarter-to-quarter basis.

     HANIFEN CLEARING

     Hanifen Clearing generally markets its services to correspondents that typically have significant retail operations, underwriting activities and trading of small-cap stocks in the over the counter market. (For purposes of this Proxy Statement/Prospectus, "small-cap" means companies having a market capitalization of between $1 million and $50 million.) Hanifen Clearing also services and markets to broker-dealers that serve an institutional client base in both equity and debt securities. Currently a significant portion, approximately 80%, of Hanifen Clearing's transaction fee revenues are dependent on approximately ten correspondent clients, approximately 6% of which is from Hanifen Brokerage. Of those ten accounts, four have entered into clearing arrangements that extend into the year 2000 and beyond, and the remainder of those clearing arrangements expire in 1998. All of Hanifen Clearing's arrangements that expire in 1998 or 1999 have provisions for automatic extensions of up to one year at the option of Hanifen Clearing, provided the correspondent client does not give notice 60 days prior to the expiration date of the contract. Management of Hanifen Clearing believes that the majority of these contracts will be automatically extended. Approximately 70% of the customer margin account balances were introduced by six correspondent clients, five of which also represent the majority of the transaction fee revenue.

     During 1997, 1996 and 1995, business conditions for Hanifen Clearing's correspondent clearing clients were favorably affected by stable short term interest rates which helped increase the activity in both the equity and mutual fund markets. Many of Hanifen Clearing's correspondent clients enjoyed significant increases in commission and underwriting business during fiscal year ends 1995 and 1996, which translates to increased transaction fees and interest income to Hanifen Clearing. During calendar year 1996 and early calendar year 1997, the market for NASDAQ small-cap stocks, which is the primary market where most of Hanifen Clearing's correspondent clients retail business is
concentrated, experienced decreased demands.   This condition translated into a
decline in transaction volume, most notably in their correspondent clients' underwriting activities of Hanifen Clearing's correspondent clients.

     Hanifen Clearing attempts to mitigate the risk of loss by entering into longer term contracts with larger clients, providing superior products and services at "cost effective" prices and developing software and systems for clients that meet their specific needs. Hanifen Clearing markets its services to prospective clients on a continuing basis.

     HANIFEN BROKERAGE

     A substantial portion of Hanifen Brokerage's commission business involves the execution of transactions in securities. The primary source of revenue from equity activities is negotiated-commission revenue earned from providing customers with liquidity, trading expertise, trade-processing capability, research, and investment advice. Investment advice includes industry and company analyses, overall strategic guidance and company recommendations.

     Hanifen Brokerage's individual-investor sales force concentrates on servicing individual clients that possess a high net worth and corporations that engage in securities transactions of a size sufficient to benefit from Hanifen Brokerage's full range of corporate services. The corporate services department of Hanifen Brokerage also provides liquidity for employees of Hanifen Brokerage's corporate finance clients through the sale of restricted securities.

     HANIFEN INVESTMENTS

     Hanifen Investments acts as the merchant banking arm of Hanifen Holdings. Hanifen Investments derives its revenue from the investment in and management of the Hanifen, Imhoff Mezzanine Fund, L.P. (the "Mezzanine Fund"). The Mezzanine Fund is an active investor in the small mezzanine market nationally, with approximately $60.0 million under management. The Mezzanine Fund has made approximately 36 investments in 21 companies since its inception in August 1994.

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

     Statements regarding Hanifen Holdings' expectations as to its future operations and financial condition and certain other information presented herein constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Hanifen Holdings believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include a general downturn in the economy or the stock markets and the related transaction activity, substantial changes in interest rates, the gain or loss of significant customers, unforeseen new competition, changes in government policy or regulation and unforeseen costs and other effects related to legal proceedings.

RESULTS OF OPERATIONS

     Hanifen Holdings' clearing revenues are directly affected by the income derived from its volume of securities clearing services. Such revenues are also affected by the interest rate charged on customer margin debit balances. The information in the table below should be considered when reading the discussion and analysis of operating results that follow the table.

                                           Year Ended September,          Nine Months Ended June,
                                      1994        1995         1996          1996         1997
--------------------------------------------------------------------------------------------------
Total Transactions                   776,903    1,094,946    1,449,892     1,141,311      975,411
Daily Average Transactions             3,011        4,311        6,019         6,038        5,160
Processed
Number of Active Accounts at End
  of Period(1)                       110,651      135,420      117,195       118,145      121,916
Total Customer Receivables
  (in thousands)                    $ 75,159   $  124,142   $  128,010    $  145,235    $ 111,752

Average Broker Call Rate                5.60%        7.30%        7.08%         7.11%        7.25%

   (1) Active accounts are generally those that have securities positions or have had brokerage processing activity during the previous 12 months.

NINE MONTHS ENDED JUNE 27, 1997 COMPARED TO THE NINE MONTHS ENDED JUNE 28, 1996

          Consolidated income before income taxes for the nine months ended
June 27, 1997 was $9.4 million which was $6.1 million, or 39%, less than the $15.5 million generated in the nine months ended June 28, 1996. The decrease was the result of decreases in consolidated revenues of $4.8 million and increases in consolidated expenses of $1.3 million. The significant revenue and expense decreases and increases are discussed below.

          Clearing fees decreased from $15.7 million for the nine months ended June 28, 1996, to $12.9 million for the nine months ended June 27, 1997, an 18% decrease. The decrease is due to reduced transaction volume of 15% for the period and a decrease in the miscellaneous fees charged to correspondents.
These decreases were offset in part by a revenue per ticket increase of $.54, or 4%, for the nine months ended June 27, 1997 when compared to the same period ended June 28, 1996. Generally, in periods where daily transaction volumes are increasing, revenue will increase, while clearing service revenue per ticket will remain constant. Service revenue per ticket will remain constant because, despite the increased volume, some correspondent clients receive volume discounts. Hanifen Holdings continues to face pressure on profit margins in the form of general pricing pressure from increased market competition.

          For the nine months ended June 27, 1997, margin interest revenue decreased from $7.6 million for the nine months ended June 28, 1996 to $7.1 million, a 6% decrease. The decrease was due to decreases in the amount of margin debt carried for customers of correspondents. Total receivable balances of customers of correspondents outstanding as of the end of the period decreased from $145.2 million at June 28, 1996 to $111.8 million at June 27, 1997, or 23 %. In addition, while the average broker call rate increased 14 basis points on the margin debt, Hanifen Clearing split an increased amount of such customer charges with its correspondent clients under contractual clearing agreements for the nine months ended June 27, 1997 when compared to the same period ended
June 28, 1996. Other interest income decreased approximately $0.3 million from $1.5 million for the nine months ended June 28, 1996 to $1.2 million for the nine months ended June 27, 1997, a 20% decrease, due to a decrease in securities borrowed, securities inventory and other interest bearing assets.

          Revenues generated by the equity capital markets group increased from $10.6 million during the nine months ended June 28, 1996 to $11.8 million for the nine months ended June 27, 1997, a 11% increase. This increase was primarily due to an increase in commissions earned on agency transactions, and increased investment advisory fees, offset by a decrease in the revenue recognized on the exercise of underwriters warrants. Revenues generated by the fixed income group decreased from $5.7 million during the nine months ended
June 28, 1996 to $4.2 million for the nine months ended June 27, 1997, a 26% decrease. The decrease was primarily due to a decrease in the number of offerings brought to market by public finance and a corresponding decrease in the secondary trading of fixed income instruments. Revenues generated from money management decreased from $0.8 million during the nine months ended
June 28, 1996 to $0.3 million during the nine months ended June 27, 1997, a 59% decrease. This decrease relates to a contractual arrangement to reduce fees for advisory services performed for the Colorado Local Government Liquid Asset Trust ("COLOTRUST") from 4.5 basis points to 4 basis points of the total amount of assets under management. Management has been informed that the COLOTRUST Investment Advisory contract will not be renewed upon its expiration on December 31, 1997.

          Management fee revenue earned by Management Co., calculated at 2% of capital commitments and SBA funding to the Mezzanine Fund, and a potential
1 1/2% of the initial investments made by the Mezzanine Fund, increased from $0.6 million for the nine month period ended September 28, 1996, to $0.8 million for the nine month period ended September 27, 1997. This $0.2 million increase is due to the increased investing activity of the Mezzanine Fund and the increase of the fund from $45.0 million at September 1996 to $50.0 million in 1997. Investment revenue earned by Capital Partners decreased by $0.1 million primarily due to Capital Partner's proportionate share of a $1.0 million gain recognized by the Mezzanine Fund on the sale of warrants in December of 1995.

          Expenses, including interest, increased by 4% in the nine months ended June 27, 1997 compared to the same period in the nine months ended June 28, 1996. The increases were primarily related to the increase in general and administration expense of $3.2 million, the most significant of which were a $1.7 million loss on a receivable from the market making activities of a Hanifen Clearing correspondent and the $1.0 million reserve of a subordinated loan to a correspondent client by Hanifen Clearing. These increases were offset by a reduction in employee compensation and interest. The decreases in communications, floor brokerage and execution, occupancy and depreciation were minimal.

          Employees' compensation and benefits decreased from $19.5 million in the nine months ended June 28, 1996 to $17.5 million in the nine months ended June 27, 1997, a 10% decrease. The decrease was primarily due to a large portion of compensation being based on gross revenues and/or firm profitability. Average full time equivalents remained unchanged for the nine months ended June 27, 1997 when compared to the nine months ended June 28, 1996. Recurring salary adjustments increased an average of 3% during the nine months ended June 27, 1997 compared to the nine months ended June 28, 1996.

          The decreased funding requirements due to the decline of interest bearing assets resulted in a 27% decrease in interest expense from $2.7 million in the nine months ended June 28, 1996 to $2.0 million in the nine months ended June 27, 1997.

          Income tax expense decreased $2.4 million and the effective tax rate was 37% in the nine months ended June 27, 1997 compared to a 38% effective tax rate in the nine months ended June 28, 1996.


1996 COMPARED TO 1995

          Consolidated income before income taxes for the year ended
September 27, 1996 ("1996") reached $18.0 million which was $5.2 million, or 41%, greater than the $12.8 million generated in the year ended September 29, 1995 ("1995"). The increase was the result of increases in consolidated revenues of $12.6 million offset by increases in consolidated expenses of $7.4 million. The more significant increases are as follows.

          Clearing fees increased to $19.9 million for 1996 from $17.2 million in 1995, a 16% increase. The increase was due to increased transaction volume of 32% for the period. The average revenue per ticket declined by $2.54, or 14%, in 1996 when compared to 1995. A portion of this decline was due to volume discounts that a number of the larger correspondent clients enjoyed in 1996 due to their increased volumes, and in part, it was due to the general pricing pressure from increased market competition.

          For 1996, margin interest increased to $10.1 million from $7.9 million in 1995, a 28% increase. Total customer receivables outstanding increased $3.8 million, or 3%, for 1996 when compared to 1995. In addition, the average broker call rate decreased 22 basis points for 1996 when compared to 1995. Other interest income increased $0.3 million in 1996, a 37% increase, due to an increase in securities borrowed and other interest bearing assets.

          Revenues generated by the equity capital markets group increased from $9.4 million during 1995 to $13.0 million in 1996, a 38% increase. This increase was primarily due to an increase in trading profits earned on principal transactions, increased underwriting and investment advisory fees, and increased gains recognized on the exercise of underwriters warrants. Revenues generated by the fixed income group increased from $4.7 million during 1995 to $6.8 million in 1996, a 45% increase. The increase was due primarily to an increase in the volume of municipal underwriting by the public finance department which in turn increased the volume of secondary trading. The increase in municipal underwriting was caused primarily because interest rates in general decreased, which in turn increased the volume of transactions relating to refunding of prior bond offerings, coupled with the increased volume of original issuances of debt finances. Revenues generated from money management decreased from $1.6 million during 1995 to $0.8 million during 1996, a 45% decrease. This decrease relates to a contractual arrangement to reduce fees for advisory services performed for COLOTRUST from 18 basis points to 4.5 basis points of the total amount of assets under management.

          Management fee revenue earned by Management Co. increased by $0.2 million due to increased investing activity of the Mezzanine Fund and the increase of the fund from $33.0 million in 1995 to $45.0 million in 1996. Investment revenue earned by Capital Partners increased by $0.1 million primarily due to Capital Partner's proportionate share of a $1.0 million gain recognized by the Mezzanine Fund on the sale of warrants in December of 1995.

          Total expenses increased from $33.0 million in 1995 to $40.4 million in 1996, a 22% increase. The significant increases were primarily compensation and benefits, and interest. In addition to these increases, slight increases were incurred in general and administration, communications, floor brokerage and occupancy and depreciation expenses.

          Employees' compensation and benefits increased from $19.6 million in 1995 to $24.9 million in 1996, a 27% increase. The increase was primarily due to a large portion of compensation being based on gross revenues and/or firm profitability, both of which increased significantly. Average full time equivalents increased by 5% in 1996 when compared to 1995, and recurring salary adjustments increased an average of 5% from 1995 to 1996.

          Interest expense increased $1.0 million from $2.6 million in 1995 to $3.6 million in 1996, a 37% increase. A decrease in the average broker call rate and fed funds rates of approximately 22 basis points for 1996 compared to 1995, led to a decrease in the borrowing rate. This decline in rates was more than offset by the increased funding needed for the growth in interest bearing assets such as stock borrow and customer margin debt, resulting in an increase in interest expense.

          Income tax expense increased $2.1 million from $4.7 million in 1995 to $6.8 million in 1996, and the effective tax rate was 38% for 1996 and 37% for 1995.

1995 COMPARED WITH 1994

          Consolidated income before income taxes for the year ended
September 29, 1995 ("1995") reached $12.8 million which was $8.3 million, or 185%, greater than the $4.5 million generated in the year ended September 30, 1994 ("1994"). The increase was the result of increases in consolidated revenues of $9.4 million offset by increases in consolidated expenses of $1.1 million.

          Clearing and customer fees increased to $19.4 million for 1995 from $12.0 million in 1994, a 62% increase. The increase was due to increased transaction volume of 41% for the year, and an increase in the average revenue per ticket.

          For 1995, interest revenue increased to $9.1 million from $4.8 million in 1994, a 88% increase. Total customer receivables balances outstanding increased $49 million, or 65%, for 1995 when compared to 1994. Additionally, the average broker call rate increased 170 basis points for and an increase in 1995 when compared to 1994, a 30% increase.

          Revenues generated by the equity capital markets group decreased from $11.5 million during 1994 to $9.4 million in 1995, a 21% decrease. This decrease was primarily due to a decrease in trading profits earned on principal transactions and decreased underwriting and investment advisory fees. Revenues generated by the fixed income groups decreased from $4.9 million during 1994 to $4.7 million in 1995, a 4% decrease. The decrease was primarily due to a decrease in interest earned on fixed income inventory positions and a decrease in customer margin interest. Revenues generated from money management decreased from $1.9 million during 1994 to $1.6 million during 1995, a 14% decrease. This decrease relates to a contractual arrangement to reduce fees for advisory services performed for COLOTRUST from 20 basis points to 18 basis points of the total amount of assets under management.

          Management fee revenue earned by Management Co. increased by $0.6 million due to the increased investing activity of the Mezzanine Fund and the increase of the fund from $0 at inception in July of 1994 to $2.9 million at September 30, 1994 and to $45.0 million at September 29, 1995. The year ended September 30, 1994 includes only two months of management fee revenue.

          Total expenses increased from $31.9 million in 1994 to $33.0 million in 1995, a 4% increase. The significant increases were primarily interest and communications offset by reductions in general and administration and occupancy and supplies. In addition to these changes, slight increases were incurred in compensation and benefits, floor brokerage and depreciation.

          Interest expense increased $1.3 million from $1.3 million in 1994 to $2.6 million in 1995, a 100% increase. The increase was due to increases in margin and other interest bearing assets which resulted in increased loans. Total customer receivables balances outstanding increased $49 million, or 65%, for 1995 when compared to 1994. Additionally, the average broker call rate increased 170 basis points for 1995 when compared to 1994, a 30% increase.

          Employees' compensation and benefits increased to $19.6 million in 1995 from $19.2 million in 1994, a 2% increase. The slight increase was primarily due to an increase in the number of personnel. Average full time equivalents increased by 34% in 1995 when compared to 1994, and recurring salary adjustments increased an average of 7% from 1995 to 1994. This increase was partially offset by a slight decrease in the portion of compensation based on revenues and/or firm profitability as Hanifen Brokerage experienced a net operating loss in 1995.

          Communications costs increased $0.6 million from $1.5 million in 1994 to $2.1 million in 1995, a 34% increase. This reflects the companies' commitment to upgrade communication related efforts to remain in line with the current technology.

          General and administration decreased $0.8 million from $6.3 million in 1994 to $5.5 million in 1995, a 12% decrease. This was primarily due to the inclusion in 1994 of significant legal costs which did not repeat in 1995. Additionally, occupancy and supplies decreased $0.4 million from $1.6 million to $1.2 million, a 26% decrease, as a result of increased supplies purchased during the last quarter of 1994 in anticipation of the October 1, 1994 reorganization.

          Income tax expense increased $3.1 million from $1.6 million in 1994 to $4.7 million in 1995, and the effective tax rate was 37% for both years.


LIQUIDITY AND CAPITAL RESOURCES

          At September 27, 1996, 95% of assets consisted of cash, assets readily convertible into cash or assets collateralized by marketable securities. Stockholders' equity was $27.6 million at September 27, 1996, up $6.6 million, or 31%, from September 29, 1995, which was due to earnings of $11.2 million less net stock redemptions of $4.6 million.

          Hanifen Clearing had uncommitted credit arrangements totaling $54.5 million with several banks. At September 27, 1996, Hanifen Clearing had outstanding borrowings under these arrangements of $35.5 million. These demand loans, which are used to finance receivables in customers' margin accounts, bear interest at the Federal Funds rate of the respective banks, plus approximately 100 basis points, and are collateralized by securities held in customers' margin accounts. In the opinion of management, Hanifen Clearings' existing credit arrangements are adequate to meet Hanifen Clearing's short-term operating capital needs.

          Hanifen Clearing and Hanifen Brokerage are subject to the broker dealer requirements of the Commission. Hanifen Clearing and Hanifen Brokerage are subject to the requirements of the New York Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., relating to liquidity, minimum net capital levels and the use of customer funds and securities. Hanifen Clearing and Hanifen Brokerage have always operated in excess of the applicable minimum net capital requirements. In the opinion of management, the existing capital and lines of credit are sufficient to meet the operating capital needs for the foreseeable future in light of known and reasonably estimated trends.

          Hanifen Holdings has contacted each financial services bureau vendor to request a status of their compliance with year 2000 issues. Each of the service bureaus is being requested to address its schedule to become compliant. Additionally, Hanifen Holdings is performing a detailed analysis of all internal systems hardware and software to determine their status. Management believes that Hanifen Holdings has taken the steps reasonably necessary to identify and address material year 2000 issues and anticipates that Hanifen Holdings will be in compliance for the year 2000, but there can be no assurance that unanticipated year 2000 issues will not have a material effect on the business or operations of Hanifen Holdings.

EFFECTS OF INFLATION

          Because Hanifen Holdings' assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, inflation may result in increases in Hanifen Holdings' expenses, such as employees compensation and benefits, occupancy and equipment costs and communications expense, which may not be readily recoverable in the price of services offered. to the extent inflation results in rising interest rates, this may adversely affect transaction volume, which, in turn, may adversely affect Hanifen Holdings' results of operations.


                  BUSINESS AND PROPERTIES OF HANIFEN HOLDINGS

GENERAL

          Hanifen Holdings is the parent of three wholly-owned subsidiaries, Hanifen Clearing, Hanifen Brokerage and Hanifen Investments. Hanifen Investments is the parent of two wholly-owned subsidiaries, Capital Partners and Management Co. Hanifen Holdings, through its subsidiaries, offers a full spectrum of investment and brokerage services to corporations, institutions, municipalities, individuals and other broker-dealers. Hanifen Clearing, a NYSE electronic access member, serves as a clearing broker for customers of correspondent broker-dealers, including Hanifen Brokerage. The operations of Hanifen Brokerage, a NYSE member, consist of two groups made up of equity and fixed income products and money management. The equity capital markets group provides equity trading, institutional equity sales and corporate finance while the fixed income capital markets group provides fixed income trading, institutional municipal sales and public finance. Money management involves providing advisory services. A subsidiary of Capital Partners is the general partner of the Mezzanine Fund, which is a small business investment company funded through investments by corporations, individuals and the Small Business Administration's SBIC program. Management Co. serves as the management company for the Mezzanine Fund. As discussed elsewhere in this Proxy Statement/Prospectus, the operations of Hanifen Brokerage and Hanifen Investments will not be a part of the ongoing operations of Hanifen Holdings if the merger contemplated by this Proxy Statement/Prospectus is consummated.

HANIFEN CLEARING

          Hanifen Brokerage was a self-clearing securities firm throughout most of its history. In 1989, the Hanifen Companies made a strategic decision to offer clearing services to other securities firms in order to leverage its securities clearing expertise and diversify its revenue base. Hanifen Clearing was formed in 1989, and now provides professional and correspondent clearing services to approximately 50 clients located throughout the United States, in addition to clearing and settling all of Hanifen Brokerage's customer transactions. Hanifen Clearing currently processes approximately 110,000 trades per month and carries approximately 120,000 active customer accounts of introducing broker-dealers.

          Correspondent clearing clients, called "fully-disclosed correspondents," are organizations that are engaged in the retail or institutional brokerage business and are members of the NASD. Other types of clients, "professional clearing clients," include prime broker accounts, market-makers and money managers. In addition to clearing trades, Hanifen Clearing also provides other products and services to its correspondents such as recordkeeping, trading reports, accounting, general back-office support, stock borrow, reorganization and custody of securities.

          Transaction Execution and Clearing. The execution process begins when the correspondent accepts its customer's order for the purchase or sale of securities and electronically transmits the order for processing to Hanifen Clearing via Hanifen Clearing's computer network. Hanifen Clearing, in turn, routes the order to the appropriate market for execution. A majority of the transactions executed by Hanifen Clearing are processed automatically through sophisticated order-matching systems which route the order to the appropriate markets for execution. The balance of the transactions are executed by Hanifen Clearing personnel. In the execution of some listed and over-the-counter transactions, Hanifen Clearing receives payment for the order flow. At the time of execution, a printed confirmation containing the details of each transaction is automatically generated and printed at the client's location and the transaction is recorded by Hanifen Clearing in the customer's account. This permits the client to report the impact of the transaction on the account to the customer promptly after receipt of the order. Customer accounts are insured by the Securities Investor Protection Corporation ("SIPC") for up to $500,000 ($100,000 in cash) and are provided with additional protection by a domestic insurance carrier of $9,500,000 per account.

          Hanifen Clearing clears all of the transactions which it executes for its clients, as well as certain transactions which are executed by the clients. A transaction is cleared by taking possession of the customer's cash, if securities are being purchased, or by taking possession of the certificates, if any, if securities are being sold. Hanifen Clearing delivers the cash or certificates to the broker for the counterparty to the transaction generally through a clearing corporation. Cash or certificates received by Hanifen Clearing for an account are either held in the account or delivered to the customer. Hanifen Clearing maintains customer securities at several regulatory-approved depositories.

          Net Interest. Hanifen Clearing derives interest income primarily from customer margin loans.

          Margin Loans. Transactions in securities are effected on either a cash or margin basis. In margin transactions, Hanifen Clearing extends credit for a portion of the purchase price, which is collateralized by securities and cash in the customer's account, and receives income from interest charged on such extension of credit. The amount of the loan is subject to the initial margin requirements included in Regulation T of the Federal Reserve Board and the NYSE margin requirements. Hanifen Clearing's internal policies generally call for stricter maintenance requirements than the NYSE requirements. Hanifen Clearing is subject to the risk of a market decline that could reduce the value of the collateral held in an account below the customer's indebtedness before the collateral could be sold. Margin agreements with account holders permit Hanifen Clearing to liquidate securities in an account with or without prior notice in the event of an insufficient amount of margin collateral. Despite these agreements, Hanifen Clearing may be unable to liquidate an account holder's securities for various reasons, including the illiquidity of pledged securities, an undue concentration of certain securities pledged or a trading halt of pledged securities.

          Interest is charged to customer accounts on the amount borrowed to finance margin transactions at a rate determined by Hanifen Clearing. At September 27, 1996, margin receivables were approximately $118,438,000.

          The primary source of funds to finance margin account balances has been correspondent client's clearing deposits and earned revenues, bank loans, free credit balances in customer accounts and Hanifen Clearing's capital. Hanifen Clearing pays interest to certain accounts and pays a fee to the introducing brokers on most of the funds at a rate determined periodically by Hanifen Clearing which is below the broker call rate.

          Stock Borrow Activities. The securities borrowing activities of Hanifen Clearing involve borrowing securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the settlement date. Hanifen Clearing is an agent in these securities borrowing transactions and may become liable for losses in the event of a failure of any other party to honor its contractual obligations.

          Other Products and Services. In addition to traditional processing and support services, Hanifen Clearing actively seeks to expand its array of complementary products and services to new and existing clients. Hanifen Clearing's products and services currently include:

          Money Market Funds. Hanifen Clearing offers an investment in money-market, tax-free and government funds managed by Cash Trust Series, Inc., an open-end management investment company. The funds are offered under the proprietary name MoneyWORK$. This product offers customers unlimited checkwriting and debit card access with no minimum balance requirement. Certain marketing material for these funds can be designed to carry the introducing broker's name on the materials.

          Central Asset Account. Hanifen Clearing provides access to the brokerage and money fund accounts through the MoneyWORK$ plus Visa check card. This product includes checks, as well as a debit card, and allows for ATM access.

          Consolidated Statements. Hanifen Clearing prepares and provides a consolidated statement for its clients' customers which reflects all brokerage, money fund and debit card activity on a monthly basis.

          Dividend Reinvestment. The dividend reinvestment program of Hanifen Clearing, referred to as "DIVWORKS," allows customers to direct cash dividend payments to purchase additional shares of the same security.

          Retirement Accounts. Hanifen Clearing makes available complete client support and acts as custodian for its self-directed individual retirement accounts.

          Stock Options. Hanifen Clearing provides complete service in connection with the exercise of employee stock options for cash or in connection with a cashless exercise.

          Hanifen Clearing is a member of the National Association of Securities Dealers, Inc. ("NASD"), SIPC and other regulatory and trade organizations. Hanifen Clearing is a member of the NYSE, all other principal United States securities exchanges and is a licensed broker-dealer in all 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

HANIFEN BROKERAGE

          Hanifen Brokerage is a full service investment banking firm headquartered in Denver, Colorado. Hanifen Brokerage is the successor to E.A. Hanifen & Company, which traces its origins in Denver's financial community to 1927. Hanifen Brokerage offers investment banking services to corporations, institutions, and municipalities and is active in providing multi-tiered financing for growth companies, particularly in a select group of industry sectors including technology, healthcare, consumer, energy and the base industries. Hanifen Brokerage's investment banking effort is supported by an institutional research, sales and trading effort that is regional in focus, but national in scope.

          In addition, Hanifen Brokerage is a leader in municipal underwritings in Colorado and has expanded to serve public finance clients nationwide. In addition to its Denver office, Hanifen Brokerage operates public finance offices in Orlando, Florida and Honolulu, Hawaii.

          Hanifen Brokerage specializes in providing brokerage services to institutional investors. Hanifen Brokerage's institutional clients include institutional investors, investment advisors, mutual funds, commercial banks, insurance companies and pension and profit-sharing funds. Hanifen Brokerage's client base is located throughout the United States and includes many leading names in the investment and financial services businesses.

          A substantial portion of Hanifen Brokerage's commission business involves the execution of transactions in securities. The primary source of revenue from equity activities is negotiated-commission revenue earned from providing customers with liquidity, trading expertise, trade-processing capability, research, and investment advice. Investment advice includes industry and company analyses, overall strategic guidance and company recommendations.

          Hanifen Brokerage's individual investor sales force concentrates on servicing individual clients who possess a high net-worth and on corporations that engage in securities transactions of a size sufficient to benefit from Hanifen Brokerage's range of corporate services. Hanifen Brokerage also provides liquidity for employees of its corporate finance clients through the sale of restricted securities.

          As a condition to closing the Merger, certain of the assets of Hanifen Brokerage will be sold to a new corporation formed by a group of current employees of Hanifen Brokerage. The terms of such sale are currently being negotiated, but will include a purchase price equal to the fair market value of the assets of Hanifen Brokerage (as determined by an independent appraiser), and New Hanifen will assume certain of Hanifen Brokerage's liabilities, known and unknown, and will indemnify Hanifen Brokerage against such liabilities. Upon closing of such sale, Hanifen Brokerage will change its name to a name distinctively different from "Hanifen, Imhoff" and New Hanifen will change its name to Hanifen, Imhoff, Inc.

          Hanifen Brokerage is a member of the NASD, SIPC and other regulatory and trade organizations. Hanifen Brokerage is a member of the NYSE (which membership will not be sold to New Hanifen), all other principal United States securities exchanges and is a licensed broker-dealer in all 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

HANIFEN INVESTMENTS

          Hanifen Investments acts as the merchant banking arm of Hanifen Holdings. Hanifen Investments has two wholly-owned subsidiaries, Hanifen, Imhoff Capital Partners, Inc. ("Capital Partners") and Hanifen, Imhoff Investment Management Co. ("Management"). Capital Partners is a general partner of Hanifen Imhoff Capital Partners, a Colorado general partnership, which acts as the sole general partner of Hanifen Imhoff Mezzanine Fund, L.P. (the "Mezzanine Fund"). The Mezzanine Fund is the only mezzanine fund operating in the Rocky Mountain region. Management serves as the investment manager of the Mezzanine Fund. The Mezzanine Fund is an active investor in the small mezzanine market nationally, with approximately $60 million under management. The Mezzanine Fund has made approximately 36 investments in 21 companies since its inception in August, 1994. Hanifen Investments' primary prospects are companies with at least $500,000 in pre-tax income in the manufacturing, distribution and service industries that need between $1.0 and $5.0 million of sub-debt/preferred stock for ownership change or growth. The Mezzanine Fund's geographic focus is in the Rocky Mountain and Midwest regions of the United States.

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

          As a condition to closing the Merger, certain of the assets of Hanifen Investments will be sold to an unrelated third party and/or one or more entities formed by one or more groups of current employees of the Hanifen Companies. As of the date of this Proxy Statement/Prospectus, no written offers for the assets of Hanifen Investments have been received by Hanifen Holdings and no contract negotiations for such sale have occurred.

NATURE OF THE HANIFEN COMPANIES BUSINESSES

          The Hanifen Companies' businesses, by their nature, are subject to various risks, including substantial fluctuations in volume levels of securities transactions processed, losses from customer defaults, litigation and employee misconduct.

          Hanifen Clearing fees and commission revenues are directly related to transaction volumes. In periods of low volume, profitability is adversely affected because certain expenses consisting primarily of salaries, computer hardware and software costs and occupancy expenses remain relatively fixed. In 1996, such expenses were approximately $9.1 million, or approximately 23% of total consolidated expenses. Variations in transaction volume may cause Hanifen Holdings' operating results to fluctuate significantly on a quarterly basis.

          The risk of loss from customer defaults is generally contractually allocated to the client for which Hanifen Clearing is acting pursuant to a clearing agreement between Hanifen Clearing and the client (the "Clearing Agreement"). There can be no assurance that in all instances Hanifen Clearing will recover the full amount or any part of such loss. Hanifen Clearing would bear losses arising out of customer defaults to the extent they could not be collected from the client and/or the customer.

DEPENDENCE ON KEY CLIENTS

          Hanifen Holdings serves a diversified client base, and for the fiscal years 1996, 1995 and 1994, none of Hanifen Holdings' customers accounted for more than 10% of Hanifen Holdings' total revenues.

          In 1996, Hanifen Brokerage's customers accounted for approximately 57,000 trades, or 4%, of Hanifen Clearing's total transaction volume and approximately 3% of Hanifen Clearing's total operating revenue. At
September 27, 1996, Hanifen Brokerage had approximately 2,300 accounts carried by Hanifen Clearing. Hanifen Brokerage's margin account debit balances totaled approximately $5.8 million. A condition to closing the Merger is that New Hanifen has entered into an exclusive five-year clearing agreement with Hanifen Clearing in a form satisfactory to Fiserv.

          Clearing agreements with Hanifen Clearing's clients generally have a term of one to three years. Clients of Hanifen Clearing are generally discouraged from switching clearing firms due to the inconvenience of converting to a new clearing system and the potential erosion of their revenues that could result.

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

COMPETITION AND RISK

          The Hanifen Companies operate in highly competitive markets. Some of the Hanifen Companies' competitors have greater capital and more resources available to them than does Hanifen Holdings.

          Hanifen Clearing. Hanifen Clearing encounters intense competition in providing securities clearing and related services from several highly visible, major securities firms, including Bear Stearns Corp., Pershing Correspondent Service Corp. (Paine Webber) and Prudential Securities. In many instances, Hanifen Clearing competes with such firms for the same clients and market share. Hanifen Clearing believes that the main competitive factors are price, quality of service, product availability and the technology platforms upon which Clearing's system and services are based. While some clearing brokers may charge lower fees for certain transactions, Hanifen Clearing believes that it competes favorably with such firms.

          Like all firms involved in the provision of securities clearing, Hanifen Clearing is subject to the risk that a broker/dealer, bank or financial institution may seek the services of another clearing firm.

          Hanifen Brokerage. The investment banking business is intensely competitive. Many of Hanifen Brokerage's competitors have greater capital, financial and other resources than Hanifen Brokerage. The Hanifen Brokerage competes for equity and debt underwritings with regional and national competitors. In addition to competition from firms currently in the investment banking business, domestic and international commercial banks have recently entered the business. In addition to outright acquisitions of existing investment banks, these large institutions have hired investment banking, research and sales and trading professionals from several of the smaller investment banks in the industry. Competition from the domestic and international banks should increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks from competing in the investment banking side of the business.

          Hanifen Brokerage also anticipates competition from underwriters who attempt to effect public offerings for emerging growth companies through new means of distribution, including transactions effected using electronic media. Finally, issuers are now attempting to sell their securities directly to purchasers, using the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries, as described above, Hanifen Brokerage's operating results could be adversely affected.

          Hanifen Investments. Mezzanine capital is provided from many sources, including banks, insurance companies, private funds and other SBICs. Many of these sources have more outreach and greater resources with which to compete with Hanifen Investments. The main competitive factors are sources of deal flow, responsiveness, expertise and amount of capital. Hanifen Investments professionals have been doing this type of investing for many years and have developed many relationships in the investment community.

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

          EMPLOYEES

          At September 30, 1997, Hanifen Holdings had 23 full-time employees, Hanifen Clearing had 115 full-time employees, Hanifen Brokerage had 98 full-time employees and Hanifen Investments had four full-time employees; none of whom was represented by a union. Hanifen Holdings believes that its relations with its employees are good.

          FACILITIES

          The Hanifen Companies occupy office space of approximately 65,000 square feet at 1125 Seventeenth Street, Denver, Colorado 80202 under a lease with an initial term that expires in November 30, 2006, with the right to extend the term for one additional five-year period. Hanifen Brokerage's branch offices occupy office space aggregating approximately 3,060 square feet, all of which is leased under leases having various terms.


                      DESCRIPTION OF FISERV COMMON STOCK

          The holders of Fiserv Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of Fiserv Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of Fiserv out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Fiserv, holders of Fiserv Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Fiserv Common Stock have no preemptive rights to subscribe for unissued shares of capital stock of Fiserv. There are no cumulative voting rights with respect to the Fiserv Common Stock, with the result that holders of a majority of the Fiserv Common Stock may elect all Fiserv's directors.

          As of November 12, 1997, there were approximately 30,000 holders of record of Fiserv Common Stock.

          Fiserv has appointed Firstar Trust Company, Milwaukee, Wisconsin, as transfer agent and registrar for the Fiserv Common Stock.

              COMPARISON OF RIGHTS OF SHAREHOLDERS OF FISERV AND
                               HANIFEN HOLDINGS

CERTAIN PROVISIONS OF WISCONSIN AND COLORADO LAW

          Upon consummation of the Merger, the shareholders of Hanifen Holdings, which is a Colorado corporation, will become shareholders of Fiserv, which is a Wisconsin corporation. The rights of the Hanifen Holdings shareholders will be governed by the Wisconsin Business Corporation Law ("WBCL"), Fiserv's Restated Articles of Incorporation (the "Fiserv Articles") and Fiserv's Bylaws (the "Fiserv Bylaws"), which differ in certain material respects from the Colorado Business Corporation Act ("CBCA"), Hanifen Holdings's Articles of Incorporation (the "Hanifen Holdings Articles"), and Hanifen Holdings's Bylaws (the "Hanifen Holdings Bylaws").

          Although it is not practical to compare all differences between
(i) Wisconsin law and the Fiserv Articles and the Fiserv Bylaws and
(ii) Colorado law and the Hanifen Holdings Articles and the Hanifen Holdings Bylaws, set forth below is a summary of certain differences which may significantly affect the rights of shareholders. This discussion is not intended to be complete and is qualified in its entirety by references to the Fiserv Articles and the Fiserv Bylaws and the Hanifen Holdings Articles and the Hanifen Holdings Bylaws. Copies of the Hanifen Holdings Articles and the Hanifen Holdings Bylaws and the Fiserv Articles and the Fiserv Bylaws are available for inspection at the principal executive offices of Hanifen Holdings and copies will be sent to shareholders of Hanifen Holdings upon request.

CLASSIFIED BOARD OF DIRECTORS

          The WBCL provides for the staggering of terms of directors by dividing the directors into two or three groups. The Fiserv Articles and the Fiserv Bylaws divide the total number of directors into three groups, with each group serving three-year terms. Although the CBCA permits a corporation to provide in its articles for the division of the board of directors into two or three groups, the terms of which expire in different years, the Hanifen Holdings Articles provide for only one class of directors who serve a one-year term.

NUMBER OF DIRECTORS; CUMULATIVE VOTING

          Under the WBCL, the authorized number of directors constituting the Board of Directors is specified in, or fixed in accordance with, the articles of incorporation or bylaws and may be increased or decreased by amendment to, or in a manner provided in, the articles of incorporation or the bylaws. Under the Fiserv Bylaws, the number of directors is determined by the Board of Directors, but must be not less than three or more than nine. Fiserv currently has eight directors each of whom serves for a three-year term and until his successor has been elected and is qualified. The terms of three Fiserv directors expire in each of 1998 and 1999 and the terms of two Fiserv directors expire in 2000.

          Under the CBCA, the number of directors of a corporation may be fixed in the articles of incorporation or the bylaws of a corporation, or the bylaws may establish a range for the number of directors, with the Board of Directors and the shareholders each given authority to fix the exact number of directors within such range. Under the Hanifen Holdings Bylaws, the Board of Directors will consist of not less than three and not more than fifteen directors. The Hanifen Holdings' Board of Directors currently consists of four members, each of whom serves a one-year term and until his or her successor is elected and qualified.

          Cumulative voting, which enhances the ability of minority shareholders to elect directors, is not available under either the WBCL or the CBCA unless provided for in a corporation's articles of incorporation. Neither the Fiserv Articles nor the Hanifen Holdings Articles provide for cumulative voting.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

          Under the WBCL, a director may generally be removed by the shareholders, with or without cause, if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her, unless the articles of incorporation, or bylaws adopted under authority granted in the articles of incorporation, provide for a greater voting requirement. The Fiserv Articles have no such provisions. Under the CBCA, a director may be removed by the shareholders with or without cause if the number of votes cast in favor of removal exceeds the number of votes cast against removal, unless the articles of incorporation provide that directors may be removed only for cause. The Hanifen Holdings Articles make no such provision.

          Under the WBCL, the circuit court for the county where a corporation's principal office or registered office is located may remove a director of the corporation from office in a proceeding brought either by the corporation or by its shareholders holding at least 10% of the outstanding shares of any class, if the court finds that the director engaged in fraudulent or dishonest conduct or gross abuse of authority or discretion with respect to the corporation and that removal is in the best interest of the corporation. The CBCA contains a nearly identical provision, except that a director may be removed by the district court of the county in Colorado where the corporation's principal office is located or, if the corporation has no principal office in Colorado, by the district court of the county in which its registered office is located or, if the corporation has no registered office, by the district court for the City and County of Denver.

          Under the WBCL, unless the articles of incorporation provide otherwise, which the Fiserv Articles do not, a vacancy occurring on the board of directors may be filled by the shareholders or by the directors remaining in office. Under the CBCA, unless otherwise provided in the articles of incorporation or bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office or by the shareholders. The Hanifen Holdings Articles make no specific provision with respect to the filling of vacancies.

LIMITATION ON DIRECTORS' LIABILITY; INDEMNIFICATION

          The WBCL provides that a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders for liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as director, unless the person asserting liability proves that the breach or failure to perform constitutes: (1) wilful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (2) a violation of criminal law, unless the director had reasonable cause to believe that the conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (3) a transaction from which the director derived an improper personal profit; or (4) wilful misconduct. The WBCL permits a corporation to limit the statutory immunity from director liability in its articles of incorporation. The Fiserv Articles contain no such limitation.

          The WBCL provides that a corporation will indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because of his or her status as a director or officer. Additionally, a corporation will indemnify a director or officer against liability incurred by a director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the conduct as enumerated above relating to liability of directors. Further, a court of law may order that the corporation provide indemnification to a director or officer if it finds that the director or officer is entitled to indemnification under the applicable statutory provision or is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such indemnification is required under the applicable statutory provision.

          The WBCL permits a corporation to provide additional rights to indemnification under its articles of incorporation or bylaws, by written agreement, by resolution of its board of directors or by a vote of the holders of a majority of its outstanding shares, except that the corporation may not indemnify a director or officer unless it is determined by or on behalf of the corporation that the director or officer did not breach or fail to perform a duty owed to the corporation which constitutes conduct as enumerated above relating to liability of directors. The Fiserv Bylaws provide for indemnification and advancement of expenses to directors and officers to the fullest extent permitted by the WBCL. This provision is not exclusive of any other rights to indemnification or the advancement of expenses to which a director or officer may be entitled under any written agreement, resolution of directors, vote of shareholders, by law or otherwise.

          The CBCA provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for (1) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (2) any breach of the director's duty of loyalty to the corporation or its shareholders, (3) an unlawful distribution, or (4) any transaction from which the director derived an improper personal benefit. The Hanifen Holdings Articles include such a provision eliminating and limiting the personal liability of its directors to the full extent permitted by the CBCA.

          Under the CBCA, a corporation may generally wholly indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any proceedings (other than proceedings by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in proceedings by or in the right of the corporation, except that indemnification may be made only for expenses (including attorneys' fees) and, in the event the person seeking indemnification has been adjudicated liable, only to the extent an appropriate court deems the indemnification for such expenses fair and reasonable. The CBCA provides that, except as provided in a corporation's articles, to the extent such persons have been successful in the defense of any proceeding to which they were a party because they were a director or officer of the corporation, they must be indemnified by the corporation against expenses actually and reasonably incurred in connection with such proceeding. The Hanifen Holdings Articles provide that the legal representatives, directors, and officers of Hanifen Holdings will be indemnified to the fullest extent permitted by the CBCA.

SPECIAL MEETINGS OF SHAREHOLDERS

          Under the WBCL, a corporation must hold a special meeting of shareholders if (1) a special meeting is called by the board of directors or any person authorized by the articles of incorporation or bylaws to call a special meeting, or (2) the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting deliver a written demand to the corporation describing one or more purposes for which such meeting is to be held. The Fiserv Bylaws provide that a special meeting of shareholders may be called by the Chairman of the Board or the President, or by order of the Board of Directors, and that a special meeting must be called by the President or Secretary upon written request of shareholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at such meeting.

          The CBCA provisions regarding special meetings of shareholders are identical to those of the WBCL. The Hanifen Holdings Bylaws provide that special meetings of shareholders may be called by the Board of Directors, the President (or in his absence by a Vice President), or the holders of not less than one-third of all shares entitled to vote on the subject matter for which the meeting is called (by notice to the President).

QUORUM FOR SHAREHOLDER MEETINGS

          The WBCL provides that a majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum, unless the articles of incorporation, bylaws adopted under authority granted in the articles of incorporation, or the WBCL provide otherwise. Neither the Fiserv Articles nor the Fiserv Bylaws deviate from this quorum requirement.

          Under the CBCA, a corporation's articles of incorporation or bylaws may specify the percentage of votes which constitutes a quorum at a meeting of shareholders, but in no event may a quorum consist of less than one-third of the shares entitled to vote. The Hanifen Holdings Articles provide that a quorum exists if a majority of the shares issued and outstanding and entitled to vote are present in person or by proxy at a meeting.

SHAREHOLDER VOTING REQUIREMENTS GENERALLY

          Under the WBCL, with respect to matters other than the election of directors, unless a greater number of affirmative votes is required by the WBCL, the articles of incorporation, or bylaws adopted under authority granted in the articles of incorporation, if a quorum exists, action on any matter generally is approved by the shareholders if the votes cast favoring the action exceed the votes cast opposing the action. Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote. The Fiserv Articles and the Fiserv Bylaws contain no provisions imposing greater voting requirements.

          The CBCA contains substantially identical provisions relating to shareholder voting requirements as those in the WBCL. The Hanifen Holdings Articles and the Hanifen Holdings Bylaws make no reference to the matters discussed in the section captioned "Supermajority Provisions" below. The Hanifen Holdings Articles provide that all elections will be decided by the vote of a majority of the shares issued, outstanding and entitled to vote on the relevant subject matter.

SHAREHOLDER ACTION BY WRITTEN CONSENT

          The WBCL permits action otherwise required to be taken at a shareholders' meeting to be taken without a meeting (1) if written consents are signed by all shareholders entitled to vote on the action, or (2) if the articles of incorporation provide that action may be taken if written consents signed by shareholders having not less than the minimum number of votes that would be necessary to authorize the proposed action at a meeting at which all shares entitled to vote were present and voted and such written consents are obtained. The Fiserv Articles provide that shareholders may take actions by written consent in lieu of a meeting as described in (2) in the preceding sentence.

          Under the CBCA, unless otherwise provided in the articles of incorporation, any action required or which may be taken at any annual or special meeting of shareholders may be taken without a meeting if written consents are obtained from all of the shareholders entitled to vote on the action. The Hanifen Holdings Articles do not limit this statutory provision.

SUPERMAJORITY PROVISIONS

          Except as discussed below in"Shareholder Voting in Certain Significant Transactions; Takeover Legislation," neither the WBCL nor the Fiserv Articles and the Fiserv Bylaws impose "supermajority" voting requirements (i.e.,
                                                                  ----
requirements that more than a simple majority of shares voting be obtained for action to be taken).

          Under the CBCA, the articles of incorporation may provide for a greater voting requirement for shareholders or voting groups. The Hanifen Holding Articles do not impose supermajority voting requirements.

SHAREHOLDER VOTING IN CERTAIN SIGNIFICANT TRANSACTIONS; TAKEOVER LEGISLATION

          Under the WBCL, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, if such disposition is approved by a majority of all the votes entitled to be cast on such disposition. A merger or share exchange plan must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

          The WBCL contains certain provisions that, unless a corporation elects not to be covered by such provisions (and Fiserv has not so elected), require approval of a supermajority of shareholders for certain "business combinations" involving persons who are "significant shareholders" before the transaction or become "significant shareholders" after the transaction. A "significant shareholder" is, among others, a person who is, or was within two years of the transaction, a beneficial owner of 10% or more of the voting power of the applicable corporation. In such a case, unless the business combination satisfies certain "fair price" criteria, the business combination requires the approval of 80% of the votes entitled to be cast by the outstanding voting shares of the corporation voting as a single class and two-thirds of all such shares excluding the shares owned by a significant shareholder.

          The WBCL additionally regulates a broad range of "business combinations" between a corporation and an "interested stockholder." "Business combination" is defined as including a merger or a share exchange, sale of assets, issuance of stock or rights to purchase stock and certain related party transactions. An "interested stockholder" is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. In certain cases, the WBCL prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless (i) the board of directors approved the business combination or the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder, (iii) the consideration to be received by stockholders meets certain requirements of the statute with respect to form and amount, or (iv) the business combination is of a type specifically excluded from the coverage of the statute.

          While a takeover offer is being made, or after a takeover offer has been publicly announced and before it is concluded, the WBCL requires the approval of the holders of a majority of shares entitled to vote before a public corporation may acquire more than 5% of its voting shares at a price above market value from a person who holds more than 3% of its voting shares and has held such shares for less than two years, unless at least an "equal" offer is made to acquire all voting shares and all securities which may be converted into voting shares. Similar approval is required before a public corporation may sell or option assets which amount to at least 10% of its market value unless the corporation has at least three directors who are not either officers or employees of the corporation and a majority of the directors who are not either officers or employees vote not to be governed by this provision.

          The WBCL provides that in particular circumstances the voting of shares of an "issuing public corporation" (a Wisconsin corporation which has at least 100 Wisconsin resident shareholders, 500 or more shareholders of record and total assets exceeding $1 million) held by any person in excess of 20% of the voting power is limited to 10% of the full voting power of such excess shares. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of such restoration.

          The CBCA requires that a merger or consolidation or a sale, lease or exchange of all or substantially all of the property and assets of a corporation, other than in the ordinary course of business, be approved by the holders of a majority of the outstanding shares of the corporation, voting in the aggregate and by class, entitled to vote on any such action.

          In contrast to the WBCL, Colorado law does not specifically address transactions between significant shareholders and a corporation. As a consequence, attempts by existing shareholders as unwelcome acquirers to gain control of a corporation are not hindered by statutory provisions similar to those in the WBCL.

STATUTORY SHAREHOLDER LIABILITY

          The WBCL provides that the shareholders of a corporation are personally liable up to an amount equal to the par value of shares owned by them, and to the consideration for which shares without par value were issued, for debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any case. The liability imposed by the predecessor to this statute was interpreted in a trial court decision to extend to the original issue price for shares, rather than the stated par value. Although affirmed by the Wisconsin Supreme Court, the case offers no precedential value due to the fact that the decision was affirmed by an equally divided court. The CBCA contains no comparable provision.

DERIVATIVE ACTIONS

          Under both the WBCL and the CBCA, a shareholder may bring a derivative action if he or she was a shareholder at the time of the alleged wrongdoing, or acquired the shares by operation of law from a person who was a shareholder at such time. Under the WBCL, a shareholder may not commence a derivative action until he makes a written demand on the corporation to take suitable action and a period of ninety days expires, unless the shareholder is notified that the corporation has rejected the demand or irreparable injury to the corporation would result by waiting for the period to expire. Under Colorado law, a corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security for payment of costs and expenses (not including attorneys' fees) which may be incurred in its defense or in the defense of others in such action. The bond may not be required from any plaintiff holding less than 5% of any class of shares or whose shares, regardless of percentages, have a fair market value of less than $25,000 on the day the action is instituted.

DISSENTERS' RIGHTS AND APPRAISAL RIGHTS

          Under the WBCL, a shareholder of a corporation is generally entitled to receive payment of the fair value of such shareholder's stock if such shareholder dissents from a proposed merger or stock exchange or a sale or exchange of all or substantially all of the property and assets of the corporation. However, except with respect to business combinations involving significant shareholders (as such terms are described in the first paragraph under "Shareholder Voting in Certain Significant Transactions; Takeover Legislation" above), dissenters' rights are not available to holders of shares that are registered on a national securities exchange or quoted on NASDAQ. Currently, Fiserv Common Stock is quoted on NASDAQ.

          Under the CBCA, a shareholder of a corporation is entitled to dissent from corporate actions requiring a majority shareholder vote and to receive payment of the fair value of his shares of stock. Such rights are not available to a shareholder of a Colorado corporation if the shares are (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD, or (2) held of record by more than 2,000 shareholders. Notwithstanding the foregoing, a shareholder does have such rights with respect to such shares if the shareholder is required by the terms of the agreement of merger or consolidation to accept anything for his shares other than (1) shares of stock of the corporation surviving or resulting from the merger or consolidation, (2) shares of stock of any other corporation, which shares or receipts are so listed or designated or held of record by more than 2,000 shareholders, (3) cash in lieu of fractional shares, or (4) any combination of the foregoing. Neither the Hanifen Holdings Articles nor the Hanifen Holdings Bylaws authorize dissenters' rights beyond those provided for under the CBCA.

SHAREHOLDER INSPECTION OF BOOKS AND RECORDS

          The WBCL allows a shareholder, upon giving the required notice, to inspect and copy the corporation's bylaws during regular business hours at a reasonable location specified by the corporation. A shareholder fulfilling specified requirements may inspect and copy, during regular business hours at a reasonable location specified by the corporation, excerpts of any minutes or records that the corporation is required to keep as permanent records, accounting records of the corporation, and the record of shareholders, except that the corporation may provide the shareholder with a list of shareholders compiled no earlier than the date of the shareholder's demand instead of allowing the shareholder to inspect and copy the record of shareholders.

          The CBCA allows a shareholder, upon giving 5-days' prior notice, to inspect and copy, during regular business hours at a reasonable location specified by the corporation, a corporation's articles, bylaws, minutes of all shareholder's meetings and records of all action taken by shareholders without a meeting for the past three years, all communications to shareholders as a group within the past three years, a list of the names and business addresses of the current directors and officers, a copy of the most current corporate report filed with the Secretary of State, and financial statements prepared for periods ending during the last three years. A shareholder fulfilling specified requirements may inspect and copy, during regular business hours at a reasonable location specified by the corporation, excerpts of any minutes and records that the corporation is required to keep as permanent records, accounting records of the corporation, and the record of shareholders.

LOANS TO DIRECTORS

          Under the WBCL, unless it is an advance or is made to defray expenses made in the ordinary course of the corporation's business or an advance of expenses with respect to indemnification, a corporation may not make loans to or guaranty the obligation of a director unless the particular loan or guaranty is approved by a majority of the votes represented by the voting shares of all classes, voting as a single group, excluding votes owned or controlled by the benefited director, or the board of directors determines that the loan or guaranty benefits the corporation and either approves the specific loan or guaranty or a general plan authorizing loans or guarantees.

          Under the CBCA, a corporation may make a loan to, or guarantee the obligations of, directors or entities of which such director is a director or in which he has a financial interest if the transaction satisfies the general test relating to transactions between a corporation and an interested party director. That is, the transaction will not be deemed void or voidable and may not be enjoined solely by reason of the director's self-interest, if the transaction is approved in good faith by the Board of Directors or the shareholders after full disclosure, or if the transaction was fair to the corporation at the time it was authorized.

AMENDMENT OR REPEAL OF THE ARTICLES AND BYLAWS

          In general, the WBCL provides that a corporation's articles of incorporation may be amended through a proposal submitted by the board of directors to the shareholders for their approval. Unless articles of incorporation or bylaws provide otherwise, or unless class voting is required, or unless the WBCL provides otherwise, the amendment may be approved by a majority vote of the shares entitled to vote on such amendment. Class votes are required in certain circumstances which, in general, affect a class of stock adversely or uniquely. In certain very limited circumstances, either specified in the corporation's articles of incorporation or which involve certain ministerial actions which are likely to be immaterial to the shareholders, the WBCL permits the articles of incorporation to be amended by action of the board of directors without shareholder approval.

          In general, under Wisconsin law the bylaws of a corporation may be amended by the board of directors, except in those instances in which the corporation's articles of incorporation or bylaws provide otherwise. Action by shareholders to amend or repeal amendments to the bylaws can overrule action taken by the board of directors. The Fiserv Articles provide that they may be altered, amended or repealed by the Board of Directors, subject to the power of the shareholders to alter or repeal any bylaw made by the Board of Directors.

          Generally, under the CBCA, upon the recommendation of the board of directors or upon the initiative of the holder(s) of at least ten percent of the outstanding shares, the articles may be amended in accordance with shareholder voting requirements, i.e., a plurality of a quorum. The board may approve without shareholder approval certain ministerial changes to the articles. An amendment to the articles that adds, alters, or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or as proposed, whichever is greater. Except for the amendment of voting and quorum requirements, and unless otherwise provided in the articles or the bylaws, the board may generally amend the bylaws of a corporation. The Hanifen Holdings Articles and the Hanifen Holdings Bylaws do not modify the provisions of the CBCA with respect to amending articles or bylaws.

DIVIDEND DECLARATIONS

          Under the WBCL, no distribution may be made if, after giving it effect, either (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Fiserv Articles contain no provision with respect to distributions.

          The CBCA mirrors the WBCL with respect to distributions, and the Hanifen Holdings Articles contain no provisions with respect to distributions.

                                 LEGAL MATTERS

          The legality of the issuance of the Fiserv Common Stock being offered hereby will be passed upon by Charles W. Sprague, General Counsel of Fiserv. Mr. Sprague beneficially owns 27,461 shares of Fiserv Common Stock which number includes vested but unexercised stock options.

                                    EXPERTS

          The consolidated financial statements of Fiserv, Inc. and subsidiaries, except BHC Financial, Inc. and subsidiaries, as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated in this Proxy Statement/Prospectus by reference from Fiserv, Inc.'s Current Report on Form 8-K dated October 22, 1997, have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference. The financial statements of BHC Financial, Inc. and subsidiaries (consolidated with those of Fiserv, Inc.) have been audited by Coopers & Lybrand L.L.P. as stated in their report on Form 10-K dated February 14, except for Note 12 of the Consolidated Financial Statements as to which the date is March 3, 1997. Such financial statements of Fiserv, Inc. and its consolidated subsidiaries are incorporated by reference, and have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Hanifen, Imhoff Holdings, Inc. and subsidiaries as of and for the year ended September 27, 1996, have been audited by Baird Kurtz & Dobson and, the financial statements of Hanifen, Imhoff Holdings, Inc. and subsidiaries as of and for each of the two fiscal years in the period ended September 29, 1995, have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their reports with respect thereto, and are set forth herein in reliance upon such reports given upon the authority of said firms as experts in accounting and auditing.

                                   APPENDIX A

================================================================================






                          AGREEMENT AND PLAN OF MERGER

                                     Among

                                 FISERV, INC.,

                             FISERV CLEARING, INC.,

                                      and

                         HANIFEN, IMHOFF HOLDINGS, INC.



                         Dated as of September 30, 1997



================================================================================

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
ARTICLE I MERGER......................................................................   2
  SECTION 1.01  The Merger............................................................   2
  SECTION 1.02  Articles of Merger....................................................   2
  SECTION 1.03  Stockholders' Meeting.................................................   2
  SECTION 1.04  Effective Date of the Merger..........................................   3
  SECTION 1.05  Closing...............................................................   3
  SECTION 1.06  Certain Intended Effects of the Merger................................   3

ARTICLE II DIRECTORS AND OFFICERS.....................................................   4
  SECTION 2.01  Directors.............................................................   4
  SECTION 2.02  Officers..............................................................   4

ARTICLE III CONVERSION OF SHARES......................................................   4
  SECTION 3.01  Conversion............................................................   4
  SECTION 3.02  Surrender and Payments................................................   6
  SECTION 3.03  No Further Transfers..................................................   7
  SECTION 3.04  Dissenting Shares.....................................................   8
  SECTION 3.05  Shares Acquired Upon Payment of Appraisal Rights......................   8
  SECTION 3.06  No Fractional Shares..................................................   8

ARTICLE IV CERTAIN EFFECTS OF MERGER..................................................   8
  SECTION 4.01  Effect of Merger......................................................   8
  SECTION 4.02  Further Assurances....................................................   9

ARTICLE V REPRESENTATIONS AND WARRANTIES..............................................   9
  SECTION 5.01  Representations and Warranties of the Company.........................   9
  SECTION 5.02  Representations and Warranties of Fiserv and Fiserv Clearing..........  33

ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS........................................  37
  SECTION 6.01  Conduct of Business...................................................  37
  SECTION 6.02  Access to Information by Fiserv and Fiserv Clearing...................  38
  SECTION 6.03  Consents and Authorizations...........................................  39
  SECTION 6.04  Non-Assignable Licenses, Leases and Contracts.........................  39
  SECTION 6.05  Employee Matters......................................................  40
  SECTION 6.06  Tax Returns...........................................................  40
  SECTION 6.07  Notifications of Exceptions...........................................  40
  SECTION 6.08  Change of Name........................................................  40

  SECTION 6.09  Continuing Indemnity..................................................  41
  SECTION 6.10  NASDAQ Requirement....................................................  41
  SECTION 6.11  Registration Statement................................................  42

ARTICLE VII CONDITIONS PRECEDENT......................................................  42
  SECTION 7.01  Conditions Precedent to the Obligations of
      Fiserv and Fiserv Clearing......................................................  42
  SECTION 7.02  Conditions Precedent to the Obligations of the Company................  46

ARTICLE VII SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
              COVENANTS...............................................................  50
  SECTION 8.01  Representations and Warranties........................................  50
  SECTION 8.02  Covenants.............................................................  50

ARTICLE IX TERMINATION; AMENDMENT; WAIVER.............................................  50
  SECTION 9.01  Termination...........................................................  50
  SECTION 9.02  Effect of Termination.................................................  51
  SECTION 9.03  Amendment.............................................................  52
  SECTION 9.04  Extension; Waiver.....................................................  52

ARTICLE X MISCELLANEOUS...............................................................  52
  SECTION 10.01  Expenses, Etc........................................................  52
  SECTION 10.02  No Solicitation......................................................  53
  SECTION 10.03  Execution in Counterparts............................................  53
  SECTION 10.04  Notices..............................................................  53
  SECTION 10.05  Entire Agreement.....................................................  55
  SECTION 10.06  Applicable Law; Jurisdiction and Venue...............................  55
  SECTION 10.07  Binding Effect; Benefits.............................................  55
  SECTION 10.08  Assignability........................................................  55
  SECTION 10.09  Public Announcements.................................................  56
  SECTION 10.10  Invalid Provisions...................................................  56
  SECTION 10.11  Interpretation.......................................................  56

TESTIMONIUM...........................................................................  57

                               INDEX TO EXHIBITS

Exhibit        Description
-------        -----------

   A           Delaware Certificate of Merger

   B           Colorado Articles of Merger

   C           Form of Opinion of counsel to the Company

   D-1         Form of Company Tax Representation Letter

   D-2         Form of FIRPTA Affidavit

   D-3         Form of Fiserv Tax Representation Letter

   E           Consents Required for Closing

   F           Form of Non-Compete Agreement

   G           Form of Confidentiality Agreement

   H           Form of Opinion of counsel to Fiserv and Fiserv Clearing



                               INDEX TO SCHEDULES

Schedule
--------

   I Names, Addresses and Number of Shares Owned by the Stockholders of the Company

   II          Disclosure Schedule

   III         Schedule of Outstanding Stock Options

                          AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER, dated as of September 30, 1997, among FISERV, INC., a Wisconsin corporation ("Fiserv"), FISERV CLEARING, INC., a Delaware corporation ("Fiserv Clearing") and a wholly-owned subsidiary of Fiserv, and HANIFEN, IMHOFF HOLDINGS, INC., a Colorado corporation (the "Company").


                             W I T N E S S E T H :

          WHEREAS, the Company owns all of the capital stock of Hanifen Imhoff Clearing Corp., a Colorado corporation ("Clearing"), Hanifen, Imhoff Investments, Inc., a Colorado corporation ("Investments"), and Hanifen, Imhoff Inc., a Colorado corporation ("Hanifen, Imhoff"; collectively, Clearing, Investments and Hanifen, Imhoff and their respective direct and indirect subsidiaries being referred to as the "Subsidiaries"); and

          WHEREAS, Fiserv and Fiserv Clearing desire that the Company merge with and into Fiserv Clearing (the "Merger"), and the Company also desires that the Company merge with and into Fiserv Clearing, upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware and the Colorado Business Corporation Act, and that each outstanding share of Common Stock, $.01 par value per share, of the Company ("Company Common Stock"), excluding any such shares held in the treasury of the Company, be converted upon such merger into the right to receive such number of shares of Common Stock, $.01 par value, of Fiserv ("Fiserv Common Stock") and such amount of cash as is provided in this Agreement (Fiserv Clearing and the Company sometimes referred to in this Agreement as the "Constituent Corporations" and Fiserv Clearing sometimes referred to in this Agreement as the "Surviving Corporation");


          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions contained in this Agreement, and in order to set forth the terms of the Merger and the mode of carrying the Merger into effect, the parties to this Agreement agree as follows:

                                   ARTICLE I
                                    MERGER

          SECTION 1.01  The Merger.  At the Effective Date (as defined in
                        ----------
Section 1.04), the Company will be merged with and into Fiserv Clearing on the terms set forth in this Agreement as permitted by and in accordance with the General Corporation Law of the State of Delaware and the Colorado Business Corporation Act. Upon the Merger, the separate existence of the Company will cease; Fiserv Clearing, as the Surviving Corporation, will continue to exist under and be governed by the General Corporation Law of the State of Delaware and the Certificate of Incorporation and By-laws of Fiserv Clearing, until further amended in accordance with the provisions of the Certificate of Incorporation, By-laws and applicable law.

          SECTION 1.02  Articles of Merger.  As soon as practicable following
                        ------------------
fulfillment or waiver of the conditions specified in Article VII of this Agreement, and provided that this Agreement has not been terminated and abandoned pursuant to Article IX of this Agreement, (a) the Company and Fiserv Clearing will cause the Certificate of Merger in substantially the form of Exhibit A attached to this Agreement (the "Delaware Certificate of Merger") to be executed and filed with the Secretary of State of Delaware and (b) the Company and Fiserv Clearing will cause the Articles of Merger in substantially the form of Exhibit B attached to this Agreement (the "Colorado Articles of Merger") to be executed and filed with Secretary of State of the State of
Colorado as provided in the Colorado Business Corporation Act.   The purpose of
the Surviving Corporation will be to engage in any and all business activities in which a corporation is permitted to engage in accordance with the General Corporation Law of the State of Delaware.

          SECTION 1.03  Stockholders' Meeting.  The Company, acting through its
                        ---------------------
Board of Directors, shall in accordance with applicable law as soon as practicable following the date hereof:

          (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders (the "Stockholders' Meeting") for the purpose of considering and taking action upon this Agreement;

          (ii) include in the proxy materials that will be distributed to the Company's shareholders in connection with the Stockholders' Meeting, including any amendments or supplements thereto (the "Proxy Statement"). The Proxy Statement will form a part of the registration statement (the "Registration Statement") of Fiserv under the Securities Act of 1933 (the "Securities Act") with respect to the Fiserv Common Stock to be issued in the Merger; and

          (iii) use its commercially reasonable efforts to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Fiserv and

   Fiserv Clearing, respond promptly to any comments made by the staff of the Securities and Exchange Commission (the "SEC") with respect to the Proxy Statement and cause the Proxy Statement to be mailed to its Stockholders at the earliest practicable time following the date hereof and, subject to its fiduciary duties under applicable law, to obtain the necessary approvals of its Stockholders of this Agreement and the transactions contemplated hereby.

          SECTION 1.04  Effective Date of the Merger.  The Merger will become
                        ----------------------------
effective upon the close of business on the later of the date of filing of the Certificate of Merger with the Secretary of State of Delaware or the date of filing of the Articles of Merger with the Secretary of State of the State of Colorado, or on such other date as the parties may agree. The date and time of such effectiveness is referred to as the "Effective Date."

          SECTION 1.05  Closing.  Evidence of the fulfillment or waiver of the
                        -------
conditions set forth in Article VII hereof (the "Closing") shall be provided by the parties hereto to each other (a) at the offices of the Company, 1125 Seventeenth Street, Suite 1700, Denver, CO 80202 at 10 a.m., local time, on the business day next after the date on which the last of the conditions set forth in Article VII hereof is fulfilled or waived or (b) at such other time and place as the parties hereto may agree.

          SECTION 1.06  Certain Intended Effects of the Merger.  The parties
                        --------------------------------------
have endeavored to structure the Merger as a tax-deferred "reorganization" under
Section 368(a)(1)(A) and (a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The parties represent, warrant and agree: (i) to report the transaction in such manner; and (ii) not to take or fail to take any action that would jeopardize such tax treatment.


                                  ARTICLE II
                            DIRECTORS AND OFFICERS

          SECTION 2.01  Directors.  From and after the Effective Date, the
                        ---------
members of the Board of Directors of the Surviving Corporation will consist of the members of the Board of Directors of Fiserv Clearing (as constituted immediately prior to the Effective Date) until changed in accordance with its Certificate of Incorporation and By-laws and applicable law.

          SECTION 2.02  Officers.  From and after the Effective Date, the
                        --------
officers of the Surviving Corporation will consist of the officers of Fiserv Clearing (as constituted immediately prior to the Effective Date) until changed in accordance with its Certificate of Incorporation and By-laws and applicable law.

                                  ARTICLE III
                              CONVERSION OF SHARES

          SECTION 3.01  Conversion.  (a) Upon the Effective Date, each share of
                        ----------
Company Common Stock issued and outstanding immediately prior to the Effective Date will, without any further action on the part of Fiserv or Fiserv Clearing, on the one hand, or the Company, on the other hand, be converted into the right to receive (the "Merger Consideration") directly (i) such number of shares of Fiserv Common Stock as shall equal the quotient (the "Exchange Ratio") of (A) the quotient of (I) 51% of the Hanifen Value (as hereinafter defined), divided by (II) the number of shares of Company Common Stock outstanding on the Effective Date, divided by (B) a number which is equal to the average closing price per share for Fiserv Common Stock as reported on the National Market System by National Association of Securities Dealers, Inc. Automated Quotations (as reported in The Wall Street Journal) for the 20 business days ending two
                --- ---- ------ -------
business days prior to the Effective Date (the "Fiserv Share Value") and (ii) such amount of cash as shall equal the quotient of (A) 49% of the Hanifen Value, divided by (B) the number of shares of Company Common Stock outstanding on the Effective Date. As of the Effective Date there will be no outstanding shares of Company Preferred Stock. All shares of Company Common Stock and Company Preferred Stock held in the Company's treasury and, subject to Section 7.01(p), all outstanding unexercised stock options will be canceled. The names, addresses and number of shares of Company Common Stock owned on the date of this Agreement by the stockholders of the Company (the "Stockholders") is set forth on Schedule I to this Agreement.

          (b) Not less than three days prior to the Effective Date the Company shall deliver to Fiserv and Fiserv Clearing an estimated balance sheet of the Company as of the Effective Date, which shall have been prepared in accordance with GAAP (as hereinafter defined) (the "Estimated Balance Sheet"), setting forth, in reasonable detail the Company's estimate of the consolidated Stockholders' Equity for the Company and the Subsidiaries, but excluding any accruals for or payments of Taxes arising out of or related to the transactions contemplated hereby (other than (x) a sale of assets or capital stock of a Subsidiary, (y) a sale of assets of the Company and (z) Taxes accrued in the ordinary course of business of the Company or any Subsidiary) (the "Stockholders' Equity"). As the only exception to preparation in accordance with GAAP, with respect to the New York Stock Exchange ("NYSE") seat currently held by Hanifen, Imhoff, Stockholders' Equity shall be calculated using the last published sale price of the NYSE for NYSE seats with option trading rights, rather than in accordance with GAAP. The "Hanifen Value" shall mean the sum of
(i) difference (positive or negative) between (A) the Final Stockholders' Equity (as hereinafter defined) and (B) $30,000,000, plus (ii) $97,200,000.

          (c) As promptly as practicable following the Effective Date, but in no event later than 45 days subsequent to the Effective Date, Fiserv Clearing shall deliver to the persons who served on the Board of Directors of the Company immediately prior to the Effective Date (the "Representatives") a schedule (the "Final Schedule"), which shall include the consolidated balance sheet of the Company and the Subsidiaries as of the Effective Date prepared in accordance with GAAP, and Fiserv Clearing's calculation as of the Effective Date of the amount of the Stockholders' Equity, prepared on the same basis as the Adjusted Balance Sheet (the "Final Stockholders' Equity"). If the Representatives dispute the correctness of the Final Schedule, they, acting together, shall notify Fiserv and Fiserv Clearing of the objections within five business days after delivery of the Final Schedule and shall set forth in reasonable detail in such notice the reason for the Representatives' objections. If the Representatives fail to deliver such notice within such time period, the Stockholders shall be deemed to have accepted Fiserv Clearing's calculation of the Final Stockholders' Equity. If the Representatives deliver such notice, Fiserv, Fiserv Clearing and the Representatives shall endeavor in good faith to resolve their dispute over the determination of the Final Stockholders' Equity within five business days after the receipt by Fiserv and Fiserv Clearing of such notice. If they are unable to do so within such five-business-day period, the dispute shall be submitted to an audit partner experienced in the clearing industry of an independent nationally-recognized accounting firm in the United States as shall be mutually acceptable to Fiserv and Fiserv Clearing, on the one hand, and the Representatives (an "Independent Accounting Firm") who shall act as an expert and not as an arbitrator, and who shall resolve the dispute within 10 days of the submission of such dispute. The decision of the Independent Accounting Firm as to the Final Stockholders' Equity shall be final and binding upon Fiserv, Fiserv Clearing and the Stockholders. The expense of the Independent Accounting Firm shall be borne in proportion to the difference between the final determined amount of the Independent Accounting Firm and such amounts proposed by Fiserv and Fiserv Clearing, on the one hand, and the Representatives acting for the Stockholders on the other hand. The Representatives and Fiserv and Fiserv Clearing shall cooperate with the other party in the determination of the Final Stockholders' Equity, including without limitation, allowing the Representatives access after the Effective Date to the books and records of the Company and to the accounting and other representatives and advisors of the Company and its books and records for the purposes of making such determination. Within three business days following final determination of the Final Stockholders' Equity, as appropriate, Fiserv shall issue shares of Fiserv Common Stock and pay the remaining amounts of cash payable to the Stockholders hereunder in accordance with previously received instructions of the Stockholders or the Stockholders shall pay such amounts to Fiserv and return such number of shares of Fiserv Common Stock (with accompanying stock powers).

          SECTION 3.02  Surrender and Payments.  On and after the Effective
                        ----------------------
Date, each Stockholder which is not a Dissenting Stockholder (as hereinafter defined) will be entitled, upon the surrender of such Stockholder's certificates representing shares of stock of the Company that are outstanding on the Effective Date, in compliance with the procedures determined by Fiserv's Transfer Agent, Firstar Trust Company (including completion of a letter of transmittal), to receive (a) a check or checks for the amount of cash into which the shares of Company Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in Section
3.01 above (including cash in lieu of fractional shares under Section 3.06), and (b) a certificate or certificates representing the number of shares of Fiserv Common Stock into which the shares of Company Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in Section 3.01 above, calculating in the case of each portion of the amount paid or number of shares issued, as the case may be, the Hanifen Value for this purpose by using the Stockholders' Equity from the Adjusted Balance Sheet instead of Final Stockholders' Equity, and subject to a holdback by Fiserv of cash equal to 5% of Stockholders' Equity pending determination of the Final Stockholders' Equity. Promptly upon said determination, the remaining amount of cash to be paid hereunder shall be so paid or cash previously paid in connection with this Agreement shall be paid back to Fiserv, provided that payments relating to undisputed amounts shall be paid out within five business days after the parties determine that no reasonable dispute exists with respect to all or any portion of such funds. If any payment of cash or certificate representing shares of Fiserv Common Stock is to be paid to a person or entity, or made in a name, other than that in which the certificate theretofore surrendered for exchange is registered, it shall be a condition of such payment or issuance that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such transfer either pay to Fiserv any transfer or other taxes required by reason of the transfer to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of Fiserv that such tax has been paid or is not payable.

          SECTION 3.03  No Further Transfers.  Upon or after the date of this
                        --------------------
Agreement through the Effective Date, except for transfers in the ordinary course or otherwise required by contractual commitments in effect on the date hereof, no transfer of the shares of Company Common Stock outstanding prior to the Effective Date will be made on the stock transfer books of the Company or the Surviving Corporation. The Company will promptly, and in any event prior to the Closing Date, notify Fiserv concerning any transfers of Company Common Stock by the Stockholders, and the parties then will make an appropriate amendment to
Schedule I to this Agreement to reflect any such transfer.

          SECTION 3.04  Dissenting Shares.  Any shares of Company Common Stock
                        -----------------
held by a holder who, prior to and after the taking of the vote of the Stockholders of the Company on this Agreement, complies with Section 7-113-101 through 7-113-302 of the Colorado Business Corporation Act (the "Statute") shall be herein called "Dissenting Shares" and a holder thereof a "Dissenting Stockholder". Any Dissenting Stockholder shall not after the date of written objection to the Merger as provided in the Statute, have any rights of a stockholder, except as otherwise provided in the Colorado Business Corporation Act, but shall have the rights provided in the Statute.

          SECTION 3.05  Shares Acquired Upon Payment of Appraisal Rights.
                        ------------------------------------------------
Dissenting Shares, if any, acquired upon payments to Dissenting Stockholders pursuant to the Colorado Business Corporation Act shall be canceled.

          SECTION 3.06  No Fractional Shares.  No certificate or scrip
                        --------------------
representing fractional shares of Fiserv Common Stock shall be issued upon the surrender for exchange of certificates, and no dividend, stock split or interest shall relate to any such fractional shares. In lieu of any fractional share of Fiserv Common Stock being issued, such fractional share will be rounded down to the nearest whole share of Fiserv Common Stock and cash shall be paid to the Stockholder in respect of such fractional share based on the Fiserv Share Value.


                                 ARTICLE IV
                           CERTAIN EFFECTS OF MERGER

          SECTION 4.01  Effect of Merger.  Upon and after the Effective Date:
                        ----------------
(a) the Company will merge with and into the Surviving Corporation; (b) the separate existence of the Company will cease; (c) the shares of the Company will be converted as provided in this Agreement; (d) the former holders of such shares will be entitled only to the rights provided in this Agreement or to the rights provided under Section 7-113-102 of the Colorado Business Corporation Act; and (e) the Merger will otherwise have the effect provided under the applicable laws of the State of Delaware (including the General Corporation Law of the State of Delaware, Section 259) and the State of Colorado (including Colorado Business Corporation Act, Section 7-111-106).

          SECTION 4.02  Further Assurances.  If at any time after the Effective
                        ------------------
Date, the Surviving Corporation will consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or right of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Constituent Corporations agree that the Surviving Corporation and its proper officers and directors will execute and deliver all such property, deeds, assignments and assurances in law and do all acts necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of the Constituent Corporations and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action.


                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

          Section 5.01  Representations and Warranties of the Company. Except as
                        ---------------------------------------------
otherwise set forth in the Disclosure Schedule or any non-material update thereof which the

Company may provide from time to time prior to Closing (the "Disclosure Schedule") annexed to this Agreement as Schedule II, the Company represents and warrants to, and agrees with, Fiserv and Fiserv Clearing as follows:

               (a) Organization and Qualification, etc.  The Company and the
                   -----------------------------------
     Subsidiaries are each a corporation duly organized, validly existing and in good standing under the laws of their state of incorporation, have corporate power and authority to own all of their respective properties and assets and to carry on their business as they are now being conducted, are duly qualified to do business and are in good standing in each other jurisdiction as set forth in the Disclosure Schedule, and are not required to be qualified to do business in any other jurisdiction where the failure to so qualify would have a Material Adverse Effect (as defined below). The copies of the Articles of Incorporation and Bylaws of the Company and each Subsidiary, as amended to date, which have been delivered to Fiserv are complete and correct, and such instruments, as so amended, are in full force and effect.

               "Material Adverse Effect," for purpose of this Agreement, when used with respect to any party, means any change in or effect on, or any series of changes in or effects on the business, assets or prospects of such party, as such business is currently conducted by such party, that is materially adverse to the results of its operations, financial, or other conditions, arising or accruing before or after giving effect to the transactions contemplated by this Agreement, but only to the extent that the aggregate impact of all of such changes or effects, after taking into account both positive and adverse changes and effects (other than ordinary operating profits) decreases the worth of the Company and Subsidiaries taken as a whole by $4,750,000 in the aggregate. "Adverse Effect" means any change in, or effect on, or series of changes in, or effects on, the business, or assets, of a party, that would result in the incurrence of damages or liability of the sum of $80,000 or more.

               (b) Capital Stock.  The authorized capital stock of the Company
                   -------------
     consists of 3,000,000 shares of Company Common Stock, of which 1,232,643 shares are outstanding on a fully diluted basis and 1,000,000 shares of Preferred Stock, $.01 par value per share ("Company Preferred Stock"), of which no shares are outstanding; all of such outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable; all of such outstanding shares of Company Common Stock are held of record by the Stockholders; and no shares of Company Common Stock are held in the treasury of the Company. The authorized capital stock of each of the Subsidiaries consists only of the number of shares of common stock and preferred stock set forth in the Disclosure Schedule, of which the number of shares of common stock and preferred stock outstanding is set forth in the Disclosure Schedule; all of such outstanding shares of Subsidiary common stock are validly issued, fully paid and nonassessable; and all of such outstanding shares of Subsidiary common stock and preferred stock are held of record by the Company. Except as set forth in the Disclosure Schedule and, in the case of stock options, on Schedule III hereto, neither the Company nor any Subsidiary has any commitments to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from the Company or any Subsidiary, any shares of its capital stock and no securities or obligations evidencing any such rights are outstanding.

               (c) Other Subsidiaries.  Neither the Company nor any Subsidiary
                   ------------------
     owns of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into capital stock of any corporation (other than the capital stock of a Subsidiary) or (ii) any participating interest in any partnership, joint venture, limited liability company, or other non-corporate business enterprise.

               (d) Authority Relative to Agreement.  The Company has the
                   -------------------------------
     corporate power and authority to execute and deliver this Agreement, and to consummate the transactions contemplated on the part of the Company by this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its board of directors other than approval of the Stockholders and as otherwise provided in this Agreement. Other than approval by the Company's Stockholders, no other corporate or institutional proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization of this Agreement by the Stockholders and the due authorization, execution and delivery of this Agreement by Fiserv and Fiserv Clearing, and assuming all required approvals by governmental agencies and self-regulatory organizations, is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforcement is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights generally; (ii) general principles of equity, including, without limitation, concepts of reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law); and (iii) regulatory and self-regulatory authorities.

               (e) Non-Contravention.   Subject to approval of the Stockholders,
                   -----------------
     and assuming all required approvals by governmental agencies and self-regulatory organizations, the execution and delivery of this Agreement by the Company do not and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or any

     Subsidiary, (ii) to the knowledge of the Company, violate, or result, with the giving of notice or the lapse of time or both, in a violation of, any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any of the property of the Company or any Subsidiary pursuant to any provision of, any mortgage or lien or lease, agreement, license or instrument or any order, arbitration award, judgment or decree to which the Company or any Subsidiary is a party or by which any assets of the Company or any Subsidiary is bound, and do not and will not violate or conflict with any other material restriction of any kind or character to which the Company or any Subsidiary is subject or by which any of its assets may be bound, and the same does not and will not constitute an event permitting termination of any such mortgage or lien or lease, agreement, license or instrument to which the Company or any Subsidiary is a party, or (iii) violate any law, ordinance or regulation to which the Company or any Subsidiary is subject.

               (f) Government Approvals.  To the Company's knowledge, except for
                   --------------------
     (i) the filing of the Delaware Certificate of Merger with the Secretary of State of Delaware and the Colorado Articles of Merger with the Secretary of State of the State of Colorado, (ii) filings with the Federal Trade Commission (the "Commission") and the Antitrust Division of the Department of Justice (the "Antitrust Division") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the termination of the requisite waiting period thereunder, (iii) filings with and approvals of the Securities and Exchange Commission (the "SEC"), any applicable state regulatory authorities (the "State Commissions"), the National Association of Securities Dealers, Inc. (the "NASD") and the New York Stock Exchange (the "NYSE") or (iv) where the failure to obtain such consents, authorizations or approvals or to make such filings or registrations would not prevent the consummation of the transactions contemplated hereby, no consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body is required for the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. The Company and the Subsidiaries have delivered to Fiserv and Fiserv Clearing complete and correct copies of all filings made by the Company and the Subsidiaries since September 25, 1994 with the SEC, the State Commissions, the NASD and the NYSE, all as set forth on the Disclosure Schedule.

               (g) Financial Statements.  The Company has previously furnished
                   --------------------
     Fiserv with true and complete copies of (i) the audited statements of financial condition of the Company (Parent only) and of each of its Subsidiaries as of September 27, 1996, and the related audited statements of income, stockholders' equity and cash flows for each entity for the fiscal year then ended, certified by Baird Kurtz and Dobson the independent accountants of the Company (the "Audited Company Financial Statements") and
     (ii) the unaudited statements of financial condition of the Company (Parent only) and of each of its Subsidiaries as of June 27, 1997, and the related unaudited statements of income, stockholders' equity for each entity for the period then ended (the "Unaudited Company Financial Statements"; collectively, the "Company Financial Statements"). Such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP"). Except as disclosed on the Disclosure Schedule, neither the Company nor any Subsidiary has any obligations in connection with any acquisition of the business or assets of any other person which is not reflected on the Company Financial Statements.

               (h) Absence of Certain Changes or Events.  Since September 27,
                   ------------------------------------
     1996, except as disclosed in the Company Financial Statements, neither the Company nor any Subsidiary has:

                   (i) incurred any obligation or liability (fixed or contingent), except trade or business obligations incurred in the ordinary course of business;

                   (ii) discharged or satisfied any lien, security interest or encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business;

                   (iii) other than in the ordinary course of business, mortgaged, pledged or subjected to any lien, security interest or other encumbrance any of its assets or properties (other than Permitted Exceptions (as hereinafter defined));

                   (iv) transferred, leased or otherwise disposed of any of its assets or properties or acquired any assets or properties, except in the ordinary course of business;

                   (v) canceled or compromised any debt or claim, except in the ordinary course of business;

                   (vi) waived or released, under any contract, rights of the Company having value to the Company or any of its Subsidiaries, except in any case in the ordinary course of business and consistent with past practice;

                   (vii) except for the transactions contemplated by the Asset Purchase Agreement, transferred or granted any rights under any concessions, leases, licenses, agreements, patents, inventions, trademarks, trade names, service marks or copyrights or with respect to any know-how, except in the ordinary course of business and consistent with past practice;

                   (viii) except in the ordinary course of business, and except as shown on the Disclosure Schedule, made or granted any wage or salary increase applicable to any group or classification of employees generally, paid any bonuses, entered into any employment contract with any officer or employee or made any loan to, or entered into any transaction of any other nature with, any officer or employee of the Company or any Subsidiary, as the case may be;

                   (ix) entered into any transaction, contract or commitment, except those listed, or which pursuant to the terms hereof are not required to be listed, on the Disclosure Schedule, this Agreement and the transactions contemplated hereby, and those entered into in the ordinary course of business;

                   (x) except as contemplated by this Agreement, declared, paid or made any provision for payment of any dividends or other distribution in respect of shares of Company Common Stock, or acquired or made any provision for acquiring any shares of Company Common Stock or capital stock of any Subsidiary;

                   (xi) declared, paid or made provisions for any other payment to the Stockholders or any other affiliate of the Stockholders or the Company, other than from a Subsidiary to the Company;

                   (xii) suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) which affects in any material respect its ability to conduct its business; or

                   (xiii) to the Company's knowledge, suffered any Material Adverse Effect.

               "Permitted Exceptions" means (i) mechanic's, materialman's, warehouseman's and carrier's liens and purchase money security interests arising in the ordinary course of business; (ii) liens for Taxes (as hereinafter defined) and assessments not yet payable; (iii) liens for Taxes, assessments and charges and other claims, the validity of which the Company or any Subsidiary is contesting in good faith under circumstances in which the property subject to the lien, assessment, charge or other claim is not thereby jeopardized and adequate reserves for such matters are reflected on the Company Financial Statements; and (iv) imperfections of title, liens, security interests, claims and other char-ges and encumbrances the existence of which would not have in the aggregate an Adverse Effect.

               (i)     Title to Properties; Absence of Liens and Encumbrances,
                       ------------------------------------------------------
     etc. The Company and each Subsidiary has good title to all of the tangible,
     ---
     personal and mixed properties and assets owned by it and used in its business, free and clear of any liens, charges, pledges, security interests or other encumbrances (other than Permitted Exceptions), except as reflected in the Company Financial Statements and the Disclosure Schedule and except that the foregoing representation and warranty as it affects the securities position of Clearing is made to the Company's knowledge. The Company's and each Subsidiary's intangible properties and assets (excluding leasehold interests and other than any intangible properties and assets described in Section 5.01(j) and 5.01(n), which sections contain the Company's representations and warranties with respect to such intangible properties and assets) are to the Company's knowledge free and clear of any liens, charges, pledges, security interests or other encumbrances (other than Permitted Exceptions), except as reflected in the Company Financial Statements and the Disclosure Schedule.

               (j)     Software.  The Disclosure Schedule contains a list or
                       --------
     description by type of all operating and applications computer programs and data bases ("Software") which the Company or any Subsidiary, as the case may be, uses or has available for use and plans to use, and such Software constitutes all the Software which is used in connection with or, to the Company's knowledge, is necessary to operate the business of the Company or any Subsidiary, as the case may be, as currently conducted. Except as indicated in the Disclosure Schedule, such Software is owned outright by the Company or a Subsidiary, as the case may be. As to any Software which is listed in the Disclosure Schedule and is not owned by the Company or a Subsidiary, as the case may be, the Company or the Subsidiary, as the case may be, has the right to use the same pursuant to valid leases or licenses therefor, and, except as otherwise disclosed in the Disclosure Schedule, all such leases and licenses are in full force and effect and there is no default, nor any event which with notice or the lapse of time or both, will become a default under any such lease or license by the Company or any Subsidiary, as the case may be, or any other parties thereto. To the knowledge of the Company, none of the Software used by or available to the Company or any Subsidiary, as the case may be, as aforesaid, and no use thereof, infringes upon or violates any patent, copyright, trade secret or other proprietary right of anyone else and neither the Company nor any Subsidiary, as the case may be, has received notice of any claim with respect to any such infringement or violation. Either the Company or a Subsidiary possess the original and all copies of all documentation, including without limitation all source codes, for all Software owned outright by it (other than such as shall have been furnished to customers in connection with the provision of the services of the Company or a Subsidiary, as the case may be). Upon consummation of the transactions contemplated hereby, (x) each of the Company and a Subsidiary will continue to own all of the Software owned outright by the Company or the Subsidiary prior to the Closing, free and clear of all claims, liens, encumbrances, obligations and liabilities except those existing at Closing and except for such claims, liens, encumbrances, obligations and liabilities of the Company or the Subsidiary, as the case may be, (i) applicable to Software licensed to third parties and (ii) as may be granted by the Company or the Subsidiary, as the case may be, after the Closing Date; and (y) with respect to all agreements for the lease or license of Software which require consents or other actions (which consents or other actions are listed in the Disclosure Schedule) as a result of the consummation of the transactions contemplated hereby in order for the Company or the Subsidiary, as the case may be, to continue to use and operate such Software after the Closing Date, the Company and each Subsidiary will endeavor to obtain such consents or take such other actions as reasonably required.

               (k)     List of Properties, Contracts and Other Data. The
                       --------------------------------------------
     Disclosure Schedule contains a list setting forth with respect to the Company and each Subsidiary as of the date hereof the following:

                       (i) all real properties owned in fee simple by the Company or any Subsidiary, as the case may be;

                       (ii) all leases of real or personal property to which the Company or any Subsidiary, as the case may be, is a party, either as lessee or lessor with a brief description of the property to which each such lease relates, except such leases of personal property as require payment during their remaining life aggregating less than $80,000;

                       (iii)  (a)   all patents, trademarks and trade names,
          trademark and trade name registrations, servicemark registrations, copyrights and copyright registrations, unexpired as of the date hereof, all applications pending on said date for patents or for trademark, trade name, service mark or copyright registrations, all other proprietary rights owned or held by the Company or any Subsidiary, as the case may be, and reasonably necessary to, or used by the Company or any Subsidiary, as the case may be, primarily in connection with, its business and (b) all licenses granted by or to the Company or any Subsidiary, as the case may be, and all other agreements to which the Company or any Subsidiary, as the case may be, is a party which relate, in whole or in part, to any items of the categories mentioned in (a) above, other than any such license or other agreement requiring payments during its remaining life aggregating less than $80,000 or terminable by the Company or any Subsidiary, as the case may be, within one year without payment of a premium or penalty;

                       (iv) all collective bargaining agreements, employment and consulting agreements (other than consulting agreements terminable by the Company or a Subsidiary, as the case may be, within 60 days without payment of a premium or a penalty), executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans or retirement plans, employee profit sharing plans, employee stock purchase and stock option plans, group life insurance, hospitalization insurance or other plans or arrangements providing for benefits to employees of the Company or any Subsidiary, as the case may be;

                       (v) all contracts and commitments (including, without limitation, mortgages, indentures and loan agreements) to which the Company or any Subsidiary, as the case may be, is a party, or to which it or any of its assets or properties are subject and which are not specifically referred to in (i), (ii), (iii) or (iv) above; provided
                                                                      --------
          that there need not be listed in the Disclosure Schedule (unless required pursuant to the preceding clauses (i), (ii), (iii) or (iv) above) any contract or commitment incurred in the ordinary course of business and consistent with past practice which requires payments to or by the Company or any Subsidiary, as the case may be, during its remaining life aggregating less than $80,000;

                       (vi) all clearing and execution arrangements and all other arrangements relating to the ability of Clearing to execute and clear trades (and the Company represents that all provisions relating to the rights of the other party to terminate such agreements are contained in such agreements);

                       (vii) the current annual compensation of all employees of the Company and Clearing (by position or by department) as of a recent date (a copy of which has been submitted to Fiserv and Fiserv each Subsidiary but is not included in the Disclosure Schedule); and

                       (viii) all audits, examinations and reports for the last three (3) years submitted to or by regulatory and self-regulatory agencies with jurisdiction over the Company or any Subsidiary.

     True and complete copies of all written documents, agreements or commitments (if any) referred to in (i) through (viii) above and, to the Company's knowledge, summaries of all oral agreements (if any) referred to in (i) through (vi) above, have been provided to Fiserv or its counsel. Except as set forth in the Disclosure Schedule, neither the Company nor any Subsidiary has been notified in writing of any claim that any contract listed in the Disclosure Schedule for this subsection (k) is not valid and enforceable in accordance with its terms for the periods stated therein, or that there is under any such contract any existing material default or event of default or event which with notice or lapse of time or both would constitute such a material default. With respect to the arrangements set forth in clause (vi), none of such arrangements will be terminated or made subject to termination at the direction of anyone other than Clearing nor will any of such arrangements be materially altered as a result of consummation of the transactions contemplated hereby.

               (l) Litigation.  Except as set forth in the Disclosure Schedule,
                   ----------
     there are no actions, suits, investigations or proceedings with respect to the business of the Company or any Subsidiary pending against the Company or any Subsidiary of which the Company has knowledge, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency or instrumentality, nor has either the Company or any Subsidiary received any notice of, or any written threats concerning the possible commencement of, any such actions, suits or proceedings with respect to the business of the Company or any Subsidiary, as the case may be, nor has the Company or any Subsidiary reason to know of any potential action, suit or proceeding with respect to the business of the Company or such Subsidiary, as the case may be, other than that Hanifen, Imhoff is engaged in a business that often involves litigation in which it is a defendant.

               (m) Labor Controversies.  Except as would not reasonably be
                   -------------------
     expected to have in the aggregate an Adverse Effect and except as set forth on the Disclosure Schedule:

                   (i) there are no controversies between the Company or any Subsidiary, as the case may be, and any employees or any unresolved labor union grievances or unfair labor practice or labor arbitration proceedings pending or, to the knowledge of the Company threatened, related to the Company or any Subsidiary and, to the knowledge of the Company, there are not and during the last two years prior to the date hereof there have not been any formal or informal organizing efforts by a labor organization and/or a group of Company or any Subsidiary, as the case may be, employees; and

                   (ii) neither the Company nor any Subsidiary has received notice of any claim that it has not complied with any laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination and employment safety, or that it is liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.

               (n) Patent, Trademark, etc. Claims.  No person has made or, to
                   ------------------------------
     the knowledge of the Company, threatened to make any claims that the operation of the business of the Company or any Subsidiary, as the case may be, is in violation or infringement of any patent, patent license, trade name, trademark, servicemark, brandmark, brand name, copyright, know-how or other proprietary or trade rights of any third party[; and neither the Company or Clearing knows of any non-frivolous basis for any such claims].

               (o) Use of Real Property.  Neither the Company nor any Subsidiary
                   --------------------
     has received any notice of violation of any applicable zoning or building regulation, ordinance or other law, order, regulation or requirement relating to the operations of the Company or any Subsidiary, as the case may be, or any notice of default under any lease, contract, commitment, license or permit, relating to the use and operation of the owned or leased real property listed in the Disclosure Schedule, in either case which would have in the aggregate an Adverse Effect and, to the knowledge of the Company, there is no such violation or default which would have in the aggregate an Adverse Effect. Neither the Company nor any Subsidiary has received any notice that any plant or other building which is owned or covered by a lease set forth in the Disclosure Schedule hereto does not substantially conform with all applicable ordinances, codes, regulations and requirements, and neither the Company nor any Subsidiary has received notice that any law or regulation presently in effect or condition precludes or restricts continuation of the present use of such properties by the Company or such Subsidiaries, as the case may be.

               (p) Compliance with Law.
                   -------------------

                    (i) Neither the Company nor any Subsidiary has been notified that it is in violation of any laws (including but not limited to orders, judgments or rulings of any court, governmental authority or arbitration board or tribunal), ordinances, governmental rules or regulations to which it is subject or has failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its assets and properties or to the conduct of its business. The Company and each Subsidiary to their knowledge have conducted their operations in compliance with applicable laws and rules and regulations (including those of non-governmental, quasi-governmental, or self-regulatory organizations) relating to broker dealers, investment managers and clearing brokers, except for such instances of noncompliance which in the aggregate would not have an Adverse Effect.

                    (ii) Clearing has not received notice that there has occurred any act or default on the part of Clearing which would adversely affect the status of Clearing as a broker/dealer engaged in providing various execution and clearing services under federal or state law, would constitute a violation of federal or state law by Clearing or would otherwise have an Adverse Effect.

                    (iii) To the extent set forth on the Disclosure Schedule, the Company has continually maintained a surety bond insuring it and each of its Subsidiaries against acts of dishonesty by its and its Subsidiaries' employees in such amounts as is customary, usual and prudent for a corporation of its size. Except as set forth on the Disclosure Schedule, no claims in excess of the deductible limits of the surety bond have been made under such bond, and to the knowledge of the Company, there are no facts, circumstances or conditions existing that could reasonably be expected to result in the occurrence of any claim that would have an Adverse Effect.

                    (iv) Except as set forth on the Disclosure Schedule and to the knowledge of the Company, the Company and each Subsidiary has filed all applicable reports, returns and filing information data with federal securities authorities, State Commissions and other regulatory agencies as are required by federal or state law and regulations, the failure of which would result in an Adverse Effect.

                    (v) Except as set forth on the Disclosure Schedule or the Financial Statements, no officer or director of the Company or any Subsidiary, no beneficial owner of 10% or more of the outstanding common stock of the Company (a "principal stockholder"), no member of the immediate family of any such officer, director, or principal stockholder, and no entity in which any of such person owns any beneficial interest, has any loan agreement, note or borrowing arrangement or any other agreement with the Company or any Subsidiary (other than normal employment arrangements complying with all applicable laws and regulations) or any interest in any property, real, personal or mixed, tangible or intangible, used and/or pertaining to the business of the Company or any Subsidiary. For purposes of this paragraph, the members of the immediate family of any officer, director, or principal shareholder will consist of the spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law of such officer, director or principal stockholder.

                    (vi) The Company has on file a valid Form I-9 for each employee hired by the Company or any Subsidiary on or after November 7, 1986 and continuously employed after November 6, 1986 or the applicable date of hire. To the knowledge of the Company, all employees of the Company and each Subsidiary are (A) United States citizens, or lawful permanent residents of the United States, (B) aliens whose right to work in the United States allows them to work for the Company or Clearing, as the case may be, (C) aliens who have valid, unexpired work authorization issued by the Attorney General of the United States (Immigration and Naturalization Service) or (D) aliens who have been continually employed by the Company or a Subsidiary since November 6, 1986 or the applicable date of hire. To the Company's knowledge, the Company has not been the subject of an immigration compliance or employment visit from, nor has the Company been assessed any fine or penalty by, or been the subject of any order or directive of, the United States Department of Labor or the Attorney General of the United States (Immigration and Naturalization Service).

                  (q)   Employee Benefits.
                        -----------------

                  (i) The Disclosure Schedule sets forth a list identifying each "employee benefit plan" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including any "multiemployer plan, "as defined in Section 3(37) of ERISA, (the "Pension Plans") and a list identifying each "employee welfare benefit plan," as defined in Section 3(1) of ERISA, (the "Welfare Plans") that, in either case, are maintained, administered or contributed to by the Company and its Subsidiaries, or which cover any employee or former employee of the Company or a Subsidiary. Collectively, the Pension Plans and Welfare Plans are hereinafter referred to as the "Employee Plans". Except as otherwise identified on the Disclosure Schedule (A) no Employee Plan is maintained, administered or contributed to by any entity other than the Company, and (B) no Employee Plan is maintained under any trust arrangement which covers any employee benefit arrangement which is not an Employee Plan.

                  (ii) The Company has delivered or has caused to be delivered to Fiserv true and complete copies of (A) the Employee Plans (including related trust agreements, custodial agreements, insurance contracts, investment contracts and other funding arrangements, if any, and adoption agreements, if any), (B) any amendments to Employee Plans, if any, (C) written interpretations of the Employee Plans, (D) material employee written communications by the plan administrator of any Employee Plan (including, but not limited to, summary plan descriptions and summaries of material modifications, as defined under ERISA), (E) the three most recent annual reports (e.g., the complete Form 5500 series) prepared in connection with each Employee Plan (if any such report was required), including all attachments (including without limitation the audited financial statements, if any) and (F) the three most recent actuarial valuation reports prepared in connection with each Employee Plan (if any such report was required).

                  (iii) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect of such Employee Plan for the most recent plan year with respect to Employee Plans. The execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not constitute an event under any Employee Plan, which either alone or upon the occurrence of a subsequent event will or may result in any payment, acceleration, vesting or increase in benefits to any employee, former employee or director of the Company.

                  (iv) Each Employee Plan has been maintained in substantial compliance with its terms and the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to, ERISA and the Code, which are applicable to such Employee Plan.

                  (v) To the Company's knowledge, each Pension Plan is "qualified" within the meaning of Section 401(a) of the Code, and has been qualified during the period from the date of its adoption to the date of this Agreement, and each trust created thereunder is tax-exempt under Section 501(a) of the Code. The Company has delivered or caused to be delivered to Fiserv the latest determination letters of the Internal Revenue Service relating to each Pension Plan. To the Company's knowledge, such determination letters have not been revoked. Furthermore, there are no pending proceedings or, to the knowledge of the Company, threatened proceedings in which the "qualified" status of any Pension Plan is at issue and in which revocation of the determination letter has been threatened. To the Company's knowledge each such Pension Plan has not been amended or operated, since the receipt of the most recent determination letter, in a manner that would adversely affect the "qualified" status of the Plan. To the Company's knowledge, no distributions have been made from any of the Pension Plans that would violate in any respect the restrictions under Treas. Reg. Section 1.401(a)(4)-5(b), and none will have been made by the Effective Date.

                  (vi) There are no pending or, to the knowledge of the Company, threatened (A) claims, suits or other proceedings by any employees, former employees or plan participants or the beneficiaries, spouses or representatives of any of them, other than ordinary and usual claims for benefits by participants or beneficiaries, or (B) suits, investigations or other proceedings by any federal, state, local or other governmental agency or authority, of or against any Employee Plan, the assets held thereunder, the trustee of any such assets or the Company relating to any of the Employee Plans. If any of the actions described in this subsection are initiated prior to the Effective Date, the Company shall notify Fiserv of such action prior to the Effective Date.

                  (vii) To the Company's knowledge, neither the Company nor any Subsidiary has engaged (A) in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of Section 404 of ERISA, or (B) in any "prohibited transaction" within the meaning of Section 406(a) or 406(b) of ERISA, or of Section 4975(c) of the Code, with respect to any Employee Plans, and will not so engage, act or fail to act prior to the Effective Date. Furthermore, to the knowledge of the Company, no other "party in interest," as defined in
          Section 3(14) of ERISA, or "disqualified person," as defined in
          Section 4975(e)(2) of the Code, has engaged in any such "prohibited transaction".

                  (viii) To the Company's knowledge, no liability has been incurred by the Company or by a trade or business, whether or not incorporated, which is deemed to be under common control or affiliated with the Company within the meaning of Section 4001 of ERISA or
          Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate") for any tax, penalty or other liability with respect to any Employee Plan and, to the knowledge of the Company, such Plans do not expect to incur any such liability prior to the Effective Date.

                  (ix) The Company has made all required contributions under each Pension Plan on a timely basis or, if not yet due, adequate accruals therefor have been provided for in the financial statements. No Pension Plan has incurred any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code and no Pension Plan has applied for or received a waiver of the minimum funding standards imposed by Section 412 of the Code.

                  (x) Except for required premium payments, no liability to the Pension Benefit Guaranty Corporation (the "PBGC") has been incurred by the Company with respect to any Pension Plan that has not been satisfied in full, and no event has occurred and, to the Company's knowledge, there exists no condition or set of circumstances that could result in the imposition of any such liability. The Company has complied, or will comply, with all requirements for premium payments, including any interest and penalty charges for late payment, due to PBGC on or before the Effective Date with respect to each Pension Plan for which any premiums are required. No proceedings to terminate, pursuant to Section 4042 of ERISA, have been instituted or, to the knowledge of the Company, are threatened by the PBGC with respect to any Pension Plan (or any Pension Plan maintained by an ERISA Affiliate). There has been no termination or partial termination, as defined in Section 411(d) of the Code and the regulations thereunder, of any Pension Plan. No reportable event, within the meaning of Section 4043 of ERISA, has occurred with respect to any Pension Plan.

                  (xi) As of the date of this Agreement, with respect to each Pension Plan which is covered by Title IV of ERISA and which is not a multiemployer plan, the current value of the accumulated benefit obligations (based on the actuarial assumptions that would be utilized upon termination of such Pension Plan) do not exceed the current fair value of the assets of such Pension Plan. Except as listed in the Disclosure Schedule, there has been (A) no material adverse change in the financial condition of any such Pension Plan, (B) no change in actuarial assumptions with respect to any such Pension Plan and (C) no increase in benefits under any such Pension Plan as a result of plan amendment, written interpretations, announcements, change in applicable law or otherwise which, individually or in the aggregate, would result in the value of any such Pension Plan's accrued benefits exceeding the current value of such Pension Plan's assets.

                  (xii) Neither the Company nor any ERISA Affiliate has ever maintained, adopted or established, contributed or been required to contribute to, or otherwise participated or been required to participate in, nor will they become obligated to do so through the Effective Time, any "multiemployer plan" (as defined in Section 3(37) of ERISA). No amount is due from, or owed by, the Company or any ERISA Affiliate on account of a "multiemployer plan" (as defined in Section 3(37) of ERISA) or on account of any withdrawal therefrom.

                  (xiii) To the Company's knowledge, no Employee Plan provides benefits, including without limitation, any severance or other post-employment benefit, salary continuation, termination, death, disability, or health or medical benefits (whether or not insured), life insurance or similar benefit with respect to current or former employees (or their spouses or dependents) of the Company beyond their retirement or other termination of service other than (A) coverage mandated by applicable law, (B) death, disability or retirement benefits under any Pension Plan, (C) deferred compensation benefits accrued as liabilities on the financial statements of the Company or
          (D) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary).

                  (xiv) To the Company's knowledge, the Company has complied with, and satisfied, the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980(B) of the Code, and all regulations thereunder ("COBRA") with respect to each Employee Plan that is subject to the requirements of COBRA. To the Company's knowledge, each Employee Plan which is a group health plan, within the meaning of
          Section 9805(a) of the Code, has complied with and satisfied the applicable requirements of Section 9801 and 9802 of the Code.

               (r) Insurance.  The Disclosure Schedule accurately summarizes the
                   ---------
     amount and kinds of all policies of insurance covering the directors, employees, assets or operations of the Company or any Subsidiary in effect on the date of this Agreement (referred to as "Current Policies"). The Company has delivered to Fiserv a true and complete copy of each insurance policy described in the preceding sentence. To the Company's knowledge, all Current Policies are in full force and effect except as set forth in the Disclosure Schedule. No notice of cancellation or termination of any Current Policies has been given to the Company or any Subsidiary by the carrier of any such policy. To the Company's knowledge, no application filed for a Current Policy contains any material misstatement of fact or fails to state any material fact which may materially and adversely affect the insurance coverage provided.

               (s) Bank Accounts.  The Disclosure Schedule lists all bank, money
                   -------------
     market, savings and similar accounts and safe deposit boxes of the Company and each Subsidiary specifying the account numbers and the authorized signatories of persons having access to them.

                  (t)  Taxes.
                       -----

                       (i) Each of the Company and the Subsidiaries has (a) duly and timely filed all Tax Returns (as defined below) required to be filed for all periods ending on or prior to the Effective Date, which Tax Returns are true, correct and complete in all material respects and (b) timely paid all Taxes (as defined below) shown as due and payable on such Tax Returns in respect of all periods up to and including the Effective Date and has properly accrued on its financial statements all Taxes not yet payable in respect of all periods up to and including the Effective Date. Prior to the Closing Date, the Company shall provide Fiserv with a schedule which sets forth each Taxing jurisdiction in which the Company or any Subsidiary has filed or is required to file Tax Returns and whether such Tax Return was filed on a consolidated, combined, unitary or separate basis and a copy of such Tax Returns as have been requested by Fiserv. To the Company's knowledge, the Company and each Subsidiary has timely and properly withheld or collected, paid over and reported all Taxes required to be withheld or collected by the Company or any Subsidiary on or before the Effective Date. Except for Tax Returns which cover only the Company and the Subsidiaries, none of the Company or the Subsidiaries have filed consolidated, combined or unitary Tax Returns with any other entities.

                       (ii) Except as set forth in the Disclosure Schedule, (a) no Taxing authority has asserted any adjustment that could result in an additional Tax for which the Company or any Subsidiary is or may be liable, (b) there is no pending audit, examination, investigation, dispute, proceeding or claim (collectively, "Proceeding") relating to any Tax for which the Company or any Subsidiary is or may be liable and, to the knowledge of the Company, no Taxing authority is contemplating such a Proceeding and, to the Company's knowledge, there is no basis for any such Proceeding, (c) no statute of limitations with respect to any Tax for which the Company or any Subsidiary is or may be liable has been waived or extended, (d) there is no outstanding power of attorney authorizing anyone to act on behalf of the Company or any Subsidiary in connection with any Tax, Tax Return or Proceeding relating to any Tax, (e) there is no outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by any Taxing Authority with respect to the Company or any Subsidiary, any of their income, assets or business, or any Tax for which the Company or any Subsidiary is or may be liable and (f) neither the Company nor any Subsidiary is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding. The Company and each Subsidiary have duly and timely paid all Taxes asserted by any Taxing authority to be payable unless such Tax is being contested by the Company or Subsidiary diligently and in good faith.

                       (iii) Neither the Company nor any Subsidiary is a party to any agreement, contract or arrangement that would result, individually or in the aggregate, in the payment of any amount that would not be deductible by reason of Section 162, 280G or 404 of the Code. Neither the Company nor any Subsidiary is a "consenting corporation" within the meaning of Section 341(f) of the Code. Neither the Company nor any Subsidiary has any "tax-exempt use property" within the meaning of Section 168(h) of the Code. None of the assets of the Company or any Subsidiary is required to be treated as being owned by any other person pursuant to the "safe harbor" leasing provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as in effect prior to the repeal of said leasing provisions. None of the Company nor any Subsidiary has ever made, or been required to make, an election under Section 338 of the Code.

                       (iv) For purposes of this Agreement, "Taxes" shall mean all federal, state, local and foreign taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature (including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property, minimum, environmental, windfall profits or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever), including any liability therefor as a transferee (including under Section 6901 of the

          Code or any similar provision under applicable law, as a result of Treasury Regulation Section 1.1502-6 or any similar provision under applicable law), or as a result of any Tax sharing or similar agreement, together with any interest, penalties, additions to tax or additional amounts imposed by any Taxing authority (domestic or foreign).

                       (v) As used herein, "Tax Return" includes any return, declaration, report, information return or statement, and any amendment thereto, including without limitation any consolidated, combined or unitary return or other document (including any related or supporting information or schedule), filed or required to be filed with any federal, state, local or foreign governmental entity or agency in connection with the determination, assessment, collection or payment of Taxes or the administration of any laws, regulations or administrative requirements relating to Taxes or ERISA.

               (u) Correspondent Agreements.  Set forth on Section 5.01(u) of
                   ------------------------
     the Disclosure Schedule are true and complete copies of Clearing's standard fully disclosed correspondent agreement and corresponding ancillary documents. The correspondent agreements and corresponding ancillary documents actually entered into by Clearing with its various clients are substantially similar to the copies attached hereto.

               (v) Books and Records.  To the Company's knowledge, the books and
                   -----------------
     records of the Company and each Subsidiary are complete and accurate in all material respects.

               (w) Brokers.  All negotiations relative to this Agreement and the
                   -------
     transactions contemplated hereby have been carried out by the Company and the Stockholders directly with Fiserv, without the intervention of any other person on behalf of the Company or any Stockholder in such manner as to give rise to any valid claim by any other person against the Company or any Stockholder for a finder's fee, brokerage commissions or similar payment, except for a fee payable to Smith Barney Inc., which fee will be paid in full, or fully accrued on the Company's financial records, prior to the Effective Date.

               (x) Limitation on Representations and Warranties.  The Company
                   --------------------------------------------
     shall not be deemed to have made to Fiserv or Fiserv Clearing any representation or warranty, other than those as expressly made by the Company in Section 5.01 hereof. Without limiting the generality of the foregoing, and notwithstanding any other express representations and warranties made by the Company in Section 5.01, the Company makes no representation or warranty to Fiserv or Fiserv Clearing with respect to:
     (i) any projections, estimates or budgets heretofore delivered to or made available to Fiserv of future revenues, expenses or expenditures, future results of operations, etc.; or (ii) any other information or documents made available to Fiserv, Fiserv Clearing or their counsel, accountants or advisors, except as expressly covered by representations and warranties contained in Section
     5.01 hereof. Fiserv and Fiserv Clearing each acknowledge that: (i) it is a sophisticated investor capable of making all investment decisions regarding acquisition of the Company; (ii) it has conducted extensive due diligence regarding the Company, its Subsidiaries and their business activities and is fully familiar with the business and prospects of the Company and Clearing; and (iii) it has not relied on any representations or warranties regarding the Company, Clearing or their businesses except those set forth in Section 5.01 hereof.

               (y)     Limitation on Breaches of Representations and Warranties.
                       --------------------------------------------------------
     Notwithstanding any provision in this Section 5.01 to the contrary, no breach of a representation or warranty by the Company will be deemed to have occurred unless the sum of all losses exceeds $4,750,000.

          SECTION 5.02 Representations and Warranties of Fiserv and Fiserv
                       ---------------------------------------------------
Clearing. Fiserv and Fiserv Clearing, jointly and severally, represent and
---------
warrant to, and agree with, the Company as follows:

          (a) Organization and Qualification, etc.  Fiserv and Fiserv Clearing
              -----------------------------------
     are corporations duly organized, validly existing and in good standing under the laws of the State of Wisconsin and the State of Delaware, respectively, and each has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Each of Fiserv and Fiserv Clearing is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect.

          (b)  Authority Relative to Agreement.  Each of Fiserv and Fiserv
               -------------------------------
     Clearing has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on its part hereby. The execution and delivery of this Agreement by Fiserv and Fiserv Clearing and the consummation by each of them of the transactions contemplated on its part by this Agreement have been duly authorized by their respective board of directors and, in the case of Fiserv Clearing, its sole stockholder. No other corporate proceedings on the part of Fiserv or Fiserv Clearing are necessary to authorize the execution and delivery of this Agreement. This Agreement have been duly executed and delivered by Fiserv and Fiserv Clearing and, assuming the due authorization, execution and delivery of this Agreement by the Company, is a valid and binding agreement, enforceable against Fiserv and Fiserv Clearing, in accordance with its terms, except as such enforcement is subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting creditors' rights generally and (ii) general principles of equity, including, without limitation, concepts of reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

          (c)  Non-Contravention.  The execution and delivery of this Agreement
               -----------------
     by Fiserv and Fiserv Clearing, do not, and the consummation by Fiserv and Fiserv Clearing of the transactions contemplated by this Agreement will not
     (i) violate any provision of the Articles of Incorporation or By-laws of Fiserv or the Certificate of Incorporation or By-laws of Fiserv Clearing, or (ii) violate, or result, with the giving of notice or the lapse of time or both, in a violation of, any provision of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any of the property of Fiserv or Fiserv Clearing pursuant to any provision of any mortgage or lien or lease, agreement, license or instrument or any order, arbitration award, judgment or decree to which Fiserv or Fiserv Clearing is a party or by which any of their respective assets is bound and do not and will not violate or conflict with any other material restriction of any kind or character to which Fiserv or Fiserv Clearing is subject or by which any of its respective assets may be bound, and the same does not and will not constitute an event permitting termination of any such mortgage or lien or lease, agreement, license or instrument to which Fiserv or Fiserv Clearing is a party or (iii) violate in any material respect any law, ordinance or regulation to which Fiserv or Fiserv Clearing is subject.

          (d)  Government Approvals.  Except for (i) the filing of the Delaware
               --------------------
     Certificate of Merger with the Secretary of State of Delaware and the Colorado Articles of Merger with the Secretary of State of the State of Colorado, (ii) the filings with the Commission and the Antitrust Division under the HSR Act, and the termination of the requisite waiting period thereunder, (iii) as may be necessary as a result of any facts or circumstances relating solely to the Company or its Subsidiaries or (iv) where the failure to obtain such consents, authorizations or approvals or to make such filings or registrations would not prevent the consummation of the transactions contemplated hereby, no consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body is required for or in connection with the execution and delivery of this Agreement by Fiserv and Fiserv Clearing, and the consum mation by Fiserv and Fiserv Clearing of the transactions contemplated by this Agreement.

          (e)  SEC Reports.  Fiserv has provided the Company with all required
               -----------
     forms, reports and documents which it has been required to file with the SEC since January 1, 1996 (collectively, the "Fiserv SEC Reports"), each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, the Fiserv SEC Reports, including, without limitation, any financial statements or schedules included therein, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in the case of any Fiserv SEC Report, any statement or omission therein that has been corrected or otherwise disclosed in a subsequent Fiserv SEC Report. The audited financial statements and unaudited interim financial statements of Fiserv included in its Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, in its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997 present, in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), fairly present the consolidated financial position of the Fiserv and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of certain footnote disclosures in the case of any unaudited interim financial statements).

          (f)  Capitalization of Fiserv.  The authorized capital stock of Fiserv
               ------------------------
     consists of 150,000,000 shares of Fiserv Common Stock and 25,000,000 shares of Preferred Stock, of which no shares of Preferred Stock and 52,426,181 shares of Fiserv Common Stock are validly issued and outstanding, fully paid and nonassessable. Except as set forth on Schedule 5.02(f), as of the date hereof, Fiserv has no commitments to issue or sell any of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from Fiserv, any shares of its capital stock and no securities or obligations evidencing such rights are outstanding.

          (g)  Capitalization of Fiserv Clearing.  Fiserv Clearing has
               ----------------------------------
     authorized common stock, par value $.001 per share ("Fiserv Clearing Common Stock"), of which 7,500 shares are validly issued and outstanding, fully paid and nonassessable and all of which are owned by Fiserv. Fiserv Clearing has no commitments to issue or sell any of its capital stock or any securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire from Fiserv Clearing, any shares of its capital stock and no securities or obligations evidencing such rights are outstanding.

          (h)  Fiserv Common Stock Issued to Stockholders.  The shares of Fiserv
               ------------------------------------------
     Common Stock to be issued to the Stockholders of the Company as Merger Consideration in accordance with Section 3.01 hereof shall, upon consummation of the Merger, be validly issued and outstanding, fully paid and nonassessable shares of Fiserv Common Stock.

          (i)  Absence of Material Adverse Effect.  Since December 31, 1996,
               ----------------------------------
     Fiserv has not experienced any change which could have a Material Adverse Effect.

          (j)  Brokers.  All negotiations relative to this Agreement and the
               -------
     transactions contemplated by this Agreement have been carried out by Fiserv and Fiserv Clearing directly with the Stockholders and the Company, without the intervention of any person on behalf of Fiserv or Fiserv Clearing in such manner as to give rise to any valid claim by any person against Fiserv or Fiserv Clearing for a finder's fee, brokerage commission, or similar payment.

          (k)  Proxy Statement/Prospectus.  On the date on which Fiserv files
               --------------------------
     its Registration Statement with the Commission, on the date of effectiveness thereof, on the date on which the Proxy Statement/Prospectus is mailed to the holders of Company common Stock, on the date the Stockholders' Meeting is held and at Closing, such Registration Statement and the Proxy Statement/Prospectus will comply in all material respects with the requirements of the Securities Act, the rules and regulations of the Commission thereunder and all other applicable requirements, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; provided, however, that the foregoing representation and
                     --------  -------
     warranty shall not apply to information concerning the Company and the Subsidiaries furnished by the Company in writing expressly for use in such Registration Statement or in the Proxy Statement/Prospectus.


                                  ARTICLE VI
                      ADDITIONAL COVENANTS AND AGREEMENTS


          SECTION 6.01  Conduct of Business.
                        -------------------

          (a) During the period from the date of this Agreement to the Effective Date, except as otherwise contemplated by this Agreement, the Company will conduct and will cause each Subsidiary to conduct, its respective operations according to its ordinary and usual course of business, and the Company will, and will cause each Subsidiary to, use its commercially reasonable efforts to preserve substantially intact its respective business organization, keep available the services of its officers and employees, and maintain its respective present relationships with licensors, suppliers, distributors, customers and others having significant business relationships with it, including without limitation Knight Securities, and endeavor to maintain all clearing or execution arrangements and not alter in any material respect those arrangements. Representatives of the Company and each Subsidiary will confer with representatives of Fiserv and Fiserv Clearing to keep them in-formed with respect to the general status of the on-going operations of the business of the Company and each Subsidiary.

          (b) From the date of this Agreement through the Effective Date, except as otherwise contemplated by this Agreement, the Company will, and will cause each of the Subsidiaries, not to (i) pay any dividends or make any other distribution on its stock or purchase or otherwise acquire capital stock of any Subsidiary, (ii) acquire or dispose of any substantial assets, or acquire any assets which would make completion of the Merger impossible or a violation of applicable laws, rules or regulations, or
     (iii) enter into any other material transaction or incur any material obligation that is not in the ordinary course of business or is not consistent with past practice.

          SECTION 6.02  Access to Information by Fiserv and Fiserv Clearing.
                        ----------------------------------------------------
Fiserv and Fiserv Clearing may prior to the Effective Date have access to the business and properties of the Company and Clearing and information concerning their respective financial and legal condition, as Fiserv and Fiserv Clearing deem necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, provided that such access will be during normal business hours and will not interfere with normal operations of the Company or any Subsidiary. The Company agrees to permit Fiserv and Fiserv Clearing and their authorized representatives, including Sherman & Howard L.L.C. and Deloitte & Touche LLP, or cause any of them to be permitted to have, after the date of this Agreement and until the Effective Date, full access to the premises, books and records of the Company and each Subsidiary during normal business hours, and the officers of the Company and each Subsidiary will furnish Fiserv and Fiserv Clearing with such financial and operating data and other information with respect to the business and properties of the Company and each Subsidiary as Fiserv and Fiserv Clearing from time to time reasonably request. If Fiserv has discovered or discovers, prior to the Closing, a fact, circumstance or condition and Fiserv has actual knowledge that such fact, circumstance or condition constitutes a breach of a representation and warranty by the Company, then Fiserv will promptly provide notice to the Company describing in general terms the fact, circumstance or condition and, if the Closing occurs, then the existence of such fact, circumstance or condition will not form the basis for any liability by reason of the breach of such representation and warranty.

          SECTION 6.03  Consents and Authorizations.  As soon as practicable,
                        ---------------------------
each of the parties to this Agreement will commence to take all reasonable action to obtain all authorizations, consents, orders and approvals of all third parties and of all federal, state and local regulatory bodies and officials which may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. In addition, after the Effective Date, the Stockholders will cooperate with the Company, Clearing and Fiserv in the preparation of any audited financial statements of the Company or Clearing required for filing by Fiserv with the SEC under the Securities Exchange Act of 1934, as amended, or otherwise.

          SECTION 6.04  Non-Assignable Licenses, Leases and Contracts.  The
                        ---------------------------------------------
Company will use its commercially reasonable efforts to obtain and deliver to Fiserv or Fiserv Clearing at or prior to the Effective Date such consents or waivers as are required in order that any contract listed on the Disclosure Schedule which would be breached or violated, or would give any other party the right to cancel the same, as a result of the occurrence of the Merger under this Agreement, will not be so breached or violated or result in such right of cancellation. The Company will use its commercially reasonable efforts to obtain and deliver to Fiserv or Fiserv Clearing at or prior to the Effective Date such consents or waivers as will be reasonably requested by Fiserv or Fiserv Clearing for any contracts not required to be listed on the Disclosure Schedule which, as a result of the occurrence of the Merger under this Agreement, would be breached or violated or would give any other party the right to cancel the same, in order that such contracts will not be so breached or violated or result in such right of cancellation.

          SECTION 6.05  Employee Matters.  It is intended that the employees of
                        ----------------
Clearing will remain employees of Clearing following the Merger, and such employment will be employment at will or in accordance with contracts in effect at the Effective Date. Thereafter, for so long as they are employed by Clearing, they will be paid, depending on their duties and responsibilities, in accordance with the compensation policies of Fiserv with respect to its employees generally. In addition, after the Effective Date and the employees of the Company and each Subsidiary will be entitled to participate in the benefit plans that Fiserv maintains for its employees generally (except with respect to Fiserv's sabbatical plan or policy) on substantially the same terms and conditions as other employees of Fiserv. For this purpose, each "year of service" with the Company and each Subsidiary will be treated as a "year of service" with Fiserv.

          SECTION 6.06  Tax Returns.  The Company will file and the Company will
                        -----------
cause each Subsidiary to file, on a timely basis, all Tax Returns required to be filed by the Company or any Subsidiary with respect to any period ending on or prior to the Effective Date and to timely pay all Taxes required to be paid. Such Tax Returns will be prepared on a basis consistent with prior Tax Returns filed by them and will not make, amend or terminate any election by the Company or any Subsidiary without Fiserv's prior written consent. The Company will give Fiserv a copy of each such Tax Return for its review with sufficient time for comments prior to filing.

          SECTION 6.07  Notifications of Exceptions.  The Company will notify
                        ---------------------------
Fiserv and Fiserv Clearing, within two business days after the Company or any Stockholder has become aware of such matters (and in any event prior to the Effective Date), concerning any exception to any of the representations and warranties set forth in Section 5.01, to the extent any such exception arises, or the Company otherwise becomes aware of such exception, from the date of this Agreement through the Effective Date. Such notice will include a description in reasonable detail of the facts and circumstances that cause there to be an exception to such representations and warranties.

          SECTION 6.08  Change of Name.  Promptly after the Effective Date,
                        --------------
Fiserv will cause the business and legal name of Clearing and any associated trademarks to be changed to maintain a distinction from the names of Investments and Hanifen, Imhoff.

          SECTION 6.09  Continuing Indemnity.  Fiserv and Fiserv Clearing each
                        --------------------
agree that after the Effective Date it will not alter the rights of any person who has a right to indemnification (the "Indemnitees") from the Company or Clearing pursuant to the Articles of Incorporation and/or Bylaws of the Company or Clearing, as applicable, in effect on the date of this Agreement. In addition, Fiserv and Fiserv Clearing shall be bound by all determinations made by the Board of Directors of both the Company and Clearing prior to the Closing (including, but not limited to, determinations of whether officers and/or directors acted in good faith); subject, however, to the terms and provisions of the Articles of Incorporation and/or By-laws of the Company or Clearing regarding indemnification. Fiserv Clearing shall assume the obligations of the Company to provide indemnification to the Indemnitees of the Company as if such persons were directors of Fiserv Clearing. Fiserv and Fiserv Clearing each covenant that they will not take or permit any action that would impair in any material respect the ability or obligation of Fiserv and Fiserv Clearing to comply with this Section 6.09. Fiserv and Fiserv Clearing shall, if reasonably possible, obtain coverage for such Indemnitees under their D&O insurance policy or policies. In the event either Fiserv Clearing or Clearing is or are disposed of, sold or reorganized (regardless of the method or structure of such disposition, sale or reorganization), as a condition precedent to such disposition, sale or reorganization, Fiserv Clearing or Clearing (or their parent company) shall either: (i) continue to provide substantially the same coverage for the Indemnitees as required hereby; or (ii) require the acquiring entity with which they are dealing to assume and continue their obligations under this Section 6.09. If the scope of indemnity to which the Indemnitees are entitled under the Articles of Incorporation and/or Bylaws of the Company or Clearing is more beneficial than the right of indemnification provided by Fiserv Clearing, the indemnification obligation of Fiserv Clearing hereunder shall be automatically expanded to provide the Indemnitees with the maximum indemnification rights provided by the Articles of Incorporation and/or Bylaws of the Company or Clearing.

          SECTION 6.10   NASDAQ Requirement.  Fiserv shall provide timely notice
                         ------------------
to NASDAQ of its intent to issue additional shares of Fiserv Common Stock to holders of Company Common Stock pursuant to the Merger and will comply in full with any and all requirements of NASDAQ's National Market System applicable to the issuance of such shares or the trading of such shares subsequent to the Merger.

          SECTION 6.11   Registration Statement.  As soon as practicable after
                         ----------------------
the execution of this Agreement, Fiserv shall file with the Commission the Registration Statement to register the shares of Fiserv Common Stock to be issued pursuant to the Merger and the resale thereof by persons who may be deemed to be underwriters under Rule 145 of the Securities Act, shall use its commercially reasonable efforts to have the Commission declare the Registration Statement effective as soon as practicable and shall maintain the effectiveness of the Registration Statement for a period of two years following the Effective Date. To the extent the original Registration Statement ceases for any reason to be effective during such two-year period, Fiserv shall immediately use its commercially reasonable efforts to prepare and file a registration statement on Form S-3 for the benefit of Company Shareholders who have received Fiserv Common Stock in the Merger, such registration statement to remain effective for the duration of such two-year period.


                                  ARTICLE VII
                             CONDITIONS PRECEDENT

          SECTION 7.01  Conditions Precedent to the Obligations of Fiserv and
                        -----------------------------------------------------
Fiserv Clearing.  The obligations of Fiserv and Fiserv Clearing to consummate
----------------
the Merger under this Agreement are subject to the satisfaction in all material respects or waiver by Fiserv and Fiserv Clearing prior to or on the Effective Date of each of the following conditions:

          (a)  Stockholder Approval.  This Agreement shall have been adopted by
               --------------------
     the affirmative vote of the Stockholders of the Company at the Stockholders' Meeting (or any proper adjournment thereof) by the requisite vote in accordance with the Articles of Incorporation of the Company and the Colorado Business Corporation Law.

          (b) Effectiveness of Registration Statement.  The Registration
              ---------------------------------------
     Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or proceedings for such purpose shall have been instituted or threatened.

          (c)  Regulatory Approvals.  All permits and consents required by state
               --------------------
     securities laws for the consummation of the Merger shall have been obtained.

          (d)  Accuracy of Representations and Warranties.  The representations
               ------------------------------------------
     and warranties of the Company contained in this Agreement, in the Disclosure Schedule (or in any update thereof submitted by the Company provided such changes are not material) or in any closing certificate or document delivered to Fiserv and Fiserv Clearing pursuant to this Agreement are true and correct at and as of the Effective Date as though made at and as of that time, other than such representations and warranties as are specifically made as of another date (which representations and warranties are true and correct at and as of the date made), and the Company has delivered to Fiserv and Fiserv Clearing a certificate to that effect.

          (e)  Compliance with Covenants.  The Company has performed and
               -------------------------
     complied in all respects with all covenants of this Agreement to be performed or complied with or by it at or prior to the Effective Date (except where such non-compliance would not have an Adverse Effect on the Company or prevent it from consummating the transactions contemplated hereby), and the Company has delivered to Fiserv and Fiserv Clearing a certificate to that effect.

          (f)  All Proceedings to be Satisfactory.  The Delaware Certificate of
               ----------------------------------
     Merger and the Colorado Articles of Merger have been filed and accepted by the Secretary of State of Delaware and the Colorado Secretary of State, respectively. Fiserv and Fiserv Clearing and their counsel also must have received certified or other copies or control over or possession of all material documents relating to the Company incident to the transactions contemplated by this Agreement as Fiserv, Fiserv Clearing or said counsel may reasonably request and such documents are reasonably satisfactory in form and substance to Fiserv, Fiserv Clearing and said counsel.

          (g)  Opinion of Counsel for the Company.  Fiserv has received the
               ----------------------------------
     favorable opinions of Otten, Johnson, Robinson, Neff & Ragonetti, P.C., counsel to the Company, dated the Effective Date, substantially in the form and to the effect set forth in Exhibit C.

          (h)  Legal Actions or Proceedings.  No legal action or proceeding has
               ----------------------------
     been instituted after the date of this Agreement against the Company, or against Fiserv or Fiserv Clearing, arising by reason of the Merger pursuant to this Agreement, which is reasonably likely (i) to restrain, prohibit or invalidate the consummation of the transactions contemplated by this Agreement or (ii) to have a Material Adverse Effect on the Company, any Subsidiary, Fiserv or Fiserv Clearing.

          (i)  Clearing Agreement.  Clearing and New LLC (as hereinafter
               ------------------
     defined) shall have entered into a clearing agreement with a term of five years for all of New LLC's clearing needs on terms that are consistent with other third party arrangements and which are acceptable to Fiserv and Fiserv Clearing.

          (j)  Johnson Employment Agreement.  Fiserv and Clearing shall have
               ----------------------------
     entered into an Employment Agreement with George Johnson as president of Clearing.

          (k)  HSR Act Waiting Period.  The requisite waiting period under the
               ----------------------
     HSR Act shall have expired.

          (l) Tax Representation Letter; FIRPTA Affidavit.  The Company shall
              -------------------------------------------
     have delivered to Fiserv and Fiserv Clearing a signed Tax Representation Letter substantially in the form of Exhibit D-1 attached hereto. The Company and each Subsidiary shall have delivered to Fiserv a FIRPTA affidavit, signed under penalties of perjury, substantially in the form of Exhibit D-2 attached hereto. The parties understand that such affidavits will be retained by Fiserv and will be made available to the Internal Revenue Service upon request.

          (m) Contractual Consents.  The Company has delivered to Fiserv
              --------------------
     consents from all parties to all material contracts with the Company or any Subsidiary, including without limitation those contracts listed on Exhibit E attached hereto, which, as a result of the transactions contemplated by this Agreement, are required to be obtained in order for such contracts to remain in full force and effect, such contracts to be on the same terms and conditions as though the transactions contemplated hereby had not taken place.

          (n) Business Operations.  The Company, Hanifen, Imhoff and/or
              -------------------
     Investments shall have sold certain of their assets (which assets shall be subject to the reasonable approval of Fiserv and Fiserv Clearing) as set forth in a closing schedule for fair and adequate consideration to a limited liability company treated as a partnership for federal income Tax purposes ("New LLC").

          (o)  Governmental Approvals.  All consents and approvals described in
               ----------------------
     Section 5.01(f) have been obtained, in form and substance satisfactory to Fiserv in its sole discretion.

          (p)  Exercise of Stock Options; Dissenters' Rights.  The holders of
               ---------------------------------------------
     the stock options of the Company listed on Schedule IV hereto shall have exercised such options in the amounts indicated on Schedule IV. The owners of no more than 5% of the Company Common Stock shall have exercised Dissenters' Rights in connection with the transactions contemplated hereby.

          (q)   Non-Compete Agreement.  Each member of the Board of Directors of
                ---------------------
     the Company, on the one hand, and Fiserv, on the other hand, shall have entered into a Non-Compete Agreement substantially in the form of Exhibit F.

          (r)  Confidentiality Agreements.  Each Member of the Board of
               --------------------------
     Directors of the Company, on the one hand, and Fiserv, on the other hand, shall have entered into a Confidentiality Agreement substantially in the form of Exhibit G.

          (s)  Resignations of Directors.  The directors of the Company and each
               -------------------------
     Subsidiary (other than Clearing) shall have resigned.

          (t)  Supporting Documents.  On or prior to the Effective Date, Fiserv,
               --------------------
     Fiserv Clearing and their counsel have received copies of the following supporting documents:

                  (i) copies of Articles of Incorporation and By-laws of the Company and each Subsidiary, and all amendments to such documents, certified as of a recent date by the Secretary of State of the pertinent state of incorporation or formation of such entity and (2) a certificate of said Secretary dated as of a recent date as to the due incorporation or formation and good standing of the Company and each Subsidiary and listing all documents of the Company and each Subsidiary on file with said Secretary; and

                  (ii) certificates of the Secretary or an Assistant Secretary of the Company and each Subsidiary dated the Effective Date and certifying substantially to the effect (1) that attached to such Certificate is a true and complete copy of the By-laws of the Company and each Subsidiary, respectively, as in effect on the date of such certification and at all times since September 27, 1996; (2) that attached to such Certificate is a true and complete copy of resolutions adopted by the board of directors and stockholders of the Company, authorizing the execution, delivery and performance of the Transaction Agreements and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by the Transaction Agreements; (3) that the Articles of Incorporation of the Company and of each Subsidiary, respectively, have not been amended since the date of the last amendment referred to in the certificate (if any) delivered pursuant to clause (i)(2) above; and (4) as to the incumbency and speci men signature of each officer of the Company executing the Transaction Agree ments and any certificate or instrument furnished pursuant to the Transaction Agreements, and a certificate by another officer of the Company as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

     All such documents will be reasonably satisfactory in form and substance to Fiserv, Fiserv Clearing and their counsel (except where this Agreement provides that such documents must be satisfactory to Fiserv in its sole discretion).

          SECTION 7.02  Conditions Precedent to the Obligations of the Company.
                        ------------------------------------------------------
The obligations of the Company to consummate the Merger under this Agreement are subject to the satisfaction in all material respects or waiver by the Company prior to or on the Effective Date of each of the following conditions:

          (a)  Stockholder Approval.  This Agreement shall have been adopted by
               --------------------
     the affirmative vote of the Stockholders of the Company at the Stockholders Meeting (or any proper adjournment thereof) by the requisite vote in accordance with the Articles of Incorporation of the Company and the Colorado Business Corporation Law.

          (b)  Effectiveness of Registration Statement.  The Registration
               ---------------------------------------
     Statement shall have become effective and no stop order suspending such effectiveness shall have been issued or proceedings for such purpose shall have been instituted or threatened.

          (c)  Regulatory Approvals.  All permits and consents required by state
               --------------------
     securities laws for the consummation of the Merger shall have been obtained.

          (d)  Accuracy of Representations and Warranties.  The representations
               ------------------------------------------
     and warranties of Fiserv and Fiserv Clearing contained in this Agreement or in any closing certificate or document delivered to the Company pursuant to this Agreement are true and correct on and as of the Effective Date as though made at and as of that date, other than such representations and warranties as are specifically made as of another date (which representations and warranties are true and correct at and as of the date made), and Fiserv and Fiserv Clearing have delivered to the Company a certificate to that effect.

          (e)  Compliance with Covenants.  Fiserv and Fiserv Clearing have
               -------------------------
     performed and complied with all covenants of this Agreement to be performed or complied with by Fiserv and/or Fiserv Clearing on or prior to the Effective Date (except where such non-compliance would not have a Material Adverse Effect on Fiserv or Fiserv Clearing), and Fiserv and Fiserv Clearing have delivered to the Company a certificate to such effect.

          (f)   All Proceedings to be Satisfactory.  The Company and the
                ----------------------------------
     Company's counsel have received all such counterpart originals or certified or other copies of all documents relating to Fiserv and Fiserv Clearing incident to the transactions contemplated by the Transaction Agreements as the Company or said counsel may reasonably request and such documents are reasonably satisfactory in form and substance to the Company, and said counsel.

          (g)  Opinion of Counsel for Fiserv and Fiserv Clearing.  The Company
               --------------------------------------------------
     has received the favorable opinion of Charles W. Sprague, General Counsel of Fiserv, dated the Effective Date, substantially in the forms and to the effects set forth in Exhibit H.

          (h)  Legal Actions or Proceedings.  No legal action or proceeding has
               ----------------------------
     been instituted against the Company or Fiserv or Fiserv Clearing that is reasonably likely to (i) restrain, prohibit, violate or otherwise affect the consummation of the transactions contemplated by this Agreement or (ii) have a Material Adverse Effect on Fiserv or Fiserv Clearing.

          (i)  Clearing Agreement.  Clearing and New LLC shall have entered into
               ------------------
     the clearing agreement referred to in Section 7.01(i) above.

          (j)  Johnson Employment Agreement.  Fiserv and Clearing shall have
               ----------------------------
     entered into an employment agreement with George Johnson as President of Clearing.

          (k)  HSR Act Waiting Period.  The requisite waiting period under the
               ----------------------
     HSR Act shall have expired.

          (l)  Fairness Opinion.  The Board of Directors of the Company and the
               ----------------
     trustees of the Profit-Sharing Plan shall have received (i) an opinion as to the fairness from a financial point of view of the transactions contemplated hereby and (ii) from Ehrhardt, Keefe, Steiner & Hottman, P.C. an opinion as to certain valuation matters relating to the sale of certain assets to New LLC. This condition shall also be deemed to have been satisfied if no such opinion shall have been delivered with respect to clause (i) no later than October 15, 1997 and with respect to clause (ii) no later than the date of the Proxy Statement.

          (m)  Approval of Merger Shares for Listing.  The Merger Shares shall
               -------------------------------------
     have been approved for listing on NASDAQ upon notice of issuance.

          (n)  Tax Representation Letter.  Fiserv shall have delivered to the
               -------------------------
     Company a signed Tax Representation Letter substantially in the form of Exhibit D-3 attached hereto.

          (o)  Contractual Consents.  Fiserv has delivered to the Company
               --------------------
     consents from all parties to all material contracts with Fiserv, if any, which, as a result of the transactions contemplated by this Agreement, are required to be obtained in order for such contracts to remain in full force and effect, such contracts to be on the same terms and conditions as though the transactions contemplated hereby had not taken place.

          (p)  Governmental Approvals.  All consents and approvals required of
               ----------------------
     Fiserv with respect to this transaction have been obtained, in form and substance satisfactory to the Company in its sole discretion.

          (q)  Supporting Documents.  On or prior to the Effective Date, the
               --------------------
     Company and its counsel have received copies of the following supporting documents:

                  (i) (1) copies of the Articles of Incorporation of Fiserv and the Certificate of Incorporation of Fiserv Clearing, and all amendments to such Articles or Certificate, certified as of a recent date by the Secretary of State of the State of Wisconsin, in the case of Fiserv, or by the Secretary of State of Delaware, in the case of Fiserv Clearing, and (2) a certificate of said Secretaries dated as of a recent date as to the due incorporation and good standing of Fiserv or Fiserv Clearing, as the case may be, and listing all documents of the relevant company on file with said Secretary; and

                  (ii) a certificate of the Secretary or an Assistant Secretary of each of Fiserv and Fiserv Clearing dated the Effective Date and certifying substantially to the effect (1) that attached to such certificate is a true and complete copy of the By-laws of the particular company as in effect on the date of such certification and at all times since December 31, 1996; (2) that attached to such certificate is a true and complete copy of resolutions adopted by the board of directors of the particular company authorizing the execution, delivery and performance of this Agreement, and that all such resolutions are still in full force and effect and are all the resolu tions adopted in connection with the transactions contemplated by this Agreement; (3) that the articles of incorporation of the particular corporation have not been amended since the date of the last amendment referred to in the certificate (if any) delivered pursuant to clause (i)(2) above; and (4) as to the incumbency and specimen signature of each officer of the particular company executing this Agreement and a certification by another officer of such company as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

          All such documents will be reasonably satisfactory in form and substance to the Company and its counsel.


                                  ARTICLE VIII
             SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

          SECTION 8.01   Representations and Warranties.  The representations
                         ------------------------------
and warranties of the parties contained in this Agreement will not survive the Effective Date.

          SECTION 8.02   Covenants.  All covenants contained in Article VI that
                         ---------
relate to periods, activities and obligations subsequent to the Effective Date shall survive the Effective Date.


                                   ARTICLE IX
                         TERMINATION; AMENDMENT; WAIVER

          SECTION 9.01  Termination.  This Agreement may be terminated and the
                        -----------
Merger may be abandoned at any time prior to the Effective Date:

          (a) by mutual written consent of Fiserv and Fiserv Clearing, on the one hand, and the Company, on the other hand;

          (b) by either Fiserv and Fiserv Clearing, on the one hand, or the Company, on the other hand, if (x) the Effective Date has not occurred on or before December 31, 1997 (provided that the right to terminate this Agreement under this Section 9.01(b) will not be available to any party whose failure to fulfill, or cause to be fulfilled, any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Date to occur on or before such date) or (y) any court of competent jurisdiction or other govern mental body will have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties will use their commercially reasonable efforts to lift or reverse) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action will have become final and nonappealable;

          (c) by the Company, if there has been a material breach on the part of Fiserv or Fiserv Clearing of the covenants of Fiserv or Fiserv Clearing set forth herein, or any material failure on the part of Fiserv, Fiserv Clearing or any of their respective affiliates to perform its obligations hereunder (provided that the terminating party shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to have been performed or complied with by such terminating party) prior to such time;

          (d) by the Company, if the Company has received an Acquisition Proposal (as hereinafter defined) which the Board of Directors of the Company determines in good faith that it would be in breach of its fiduciary duties if it did not accept such proposal. In the event that the Company terminates this Agreement because it has received an Acquisition Proposal which the Board of Directors of the Company determines in good faith that it would be in breach of its fiduciary duties if it did not accept, the Company agrees to pay Fiserv a termination fee of $3,000,000 within 20 business days of such termination. For purposes of this Section 9.01(d), an Acquisition Proposal shall mean any proposal or offer to acquire all or any significant part of the Company's and Clearing's business and properties or their capital stock, whether by merger, purchase of assets, tender offer or otherwise.

          (e) by Fiserv or the Company under the provisions of Section 7.01
     (o)(Government approvals).

          SECTION 9.02  Effect of Termination.  In the event of the termination
                        ---------------------
and abandonment of this Agreement pursuant to Section 9.01, this Agreement will become void and have no effect, without any liability on the part or any party or its affiliates, directors, officers or stockholders, other than the provisions of this Section 9.02. Nothing contained in this Section 9.02 will relieve any party from liability for any breach of this Agreement.

          SECTION 9.03  Amendment.  This Agreement may not be amended except by
                        ---------
an instrument in writing signed on behalf of all the parties to this Agreement.

          SECTION 9.04  Extension; Waiver.  At any time prior to the Effective
                        -----------------
Date, Fiserv and Fiserv Clearing, on the one hand, or the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document, certificate or writing delivered pursuant to this Agreement, or (c) to the extent permitted by applicable laws, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.


                                   ARTICLE X
                                 MISCELLANEOUS

          SECTION 10.01  Expenses, Etc.  If the transactions contemplated by
                         --------------
this Agreement are not consummated, none of the parties will have any obligation to pay any of the fees and expenses of the other parties incident to the negotiation, preparation and execution of this Agreement, including the fees and expenses of counsel, accountants and other experts; provided, that if the
                                                    --------
transactions contemplated by this Agreement are not consummated due to the breach of this Agreement by a party, such party will be liable for any damages to any other party resulting from such breach. If the transactions contemplated by this Agreement are consummated, Fiserv and Fiserv Clearing, will indemnify the Company and hold the Company harmless from and against, any claims for finders' fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between such indemnifying party and any third party. If the transactions contemplated by this Agreement are consummated, the Stockholders will indemnify Fiserv, Fiserv Clearing and the Surviving Corporation, and hold them harmless from and against, any claims for finders' fees or brokerage commissions in relation to or in connection with such transactions as a result of any agreement or understanding between the Stockholders, the Company, or any Subsidiary and any third party. The Stockholders shall be responsible for payment of any transfer taxes in connection with the transactions contemplated hereby.

          SECTION 10.02  No Solicitation.  The Company will not,  and the
                         ---------------
Company will cause each Subsidiary not to solicit, entertain or discuss offers from any other party for the acquisition of the outstanding common or preferred stock of the Company or any Subsidiary or the assets or the business of the Company or any Subsidiary, and the Company and each Subsidiary will not engage in any discussions or negotiations with, or provide any information to, any other party with respect to such transaction.

          SECTION 10.03  Execution in Counterparts.  For the convenience of the
                         -------------------------
parties, this Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

          SECTION 10.04  Notices.  All notices which are required or may be
                         -------
given pursuant to the terms of this Agreement will be in writing and will be sufficient in all respects if given in writing and delivered or mailed by registered or certified mail postage prepaid, or sent by telex, telecopier, facsimile transmission or telegraph as follows:

          If to the Company to:

                  If to the Company, to:

                  Hanifen, Imhoff Holdings, Inc.
                  1125 Seventeenth Street, Suite 1700
                  Denver, CO 80202

                  Attention: President

          With a copy to:

                  Neil M. Goff, Esq.
                  Otten, Johnson, Robinson, Neff & Ragonetti, P.C. 950 Seventeenth Street, 16th Floor
                  Denver, CO 80202
                  FAX 303-825-6525


          If to Fiserv or Fiserv Clearing, to:

                  255 Fiserv Drive
                  Brookfield, WI 53045

          or

                  P.O. Box 979
                  Brookfield, WI  53008-0979
                  FAX (414) 879-5245

                  Attention:  Kenneth R. Jensen
          with a copy to:

                  Charles W. Sprague
                  Fiserv, Inc.
                  255 Fiserv Drive
                  Brookfield, WI 53045

          or

                  P.O. Box 979
                  Brookfield, WI 53008-0979
                  FAX (414) 879-5532

or such other address or addresses as any party will have designated by notice in writing to the other parties. Any notice or other communication pursuant to this Agreement will be deemed to have been duly given or made and to have become effective when delivered in hand to the party to which directed or, if sent by first-class mail postage prepaid or by telex, telecopier, facsimile transmission or telegraph and properly addressed as set forth above, at the time when received by the addressee.

          SECTION 10.05  Entire Agreement.  This Agreement, its Exhibits and
                         ----------------
Schedules, the Non-Compete Agreements among Fiserv, Fiserv Clearing, Clearing and the former directors of the Company, the Tax Representation Letter and the Confidentiality Agreement among Fiserv, Fiserv Clearing, Clearing and the former directors of the Company executed in connection with this Agreement, constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, oral and written, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by any party to this Agreement which is not embodied in this Agreement, and no party will be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied in this Agreement.

          SECTION 10.06  Applicable Law; Jurisdiction and Venue.  This Agreement
                         --------------------------------------
will be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflict of law provisions. Each party hereto irrevocably agrees that the state and federal courts of Colorado, located in the city and county of Denver shall have sole and exclusive jurisdiction over any suit or other proceeding arising out of or based upon this Agreement, and each party hereto hereby waives any claim that it or he is not subject personally to the jurisdiction of said courts or that any such suit or proceeding is brought in an inconvenient forum or improper venue.

Each party irrevocably agrees that service of process in any such suit or other proceeding shall be properly made if delivered to the address shown in Section
10.04 hereof.

          SECTION 10.07  Binding Effect; Benefits.  This Agreement will inure to
                         ------------------------
the benefit of and be binding upon the parties and their respective successors and assigns. Notwith standing anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          SECTION 10.08  Assignability.  Neither this Agreement nor any of the
                         -------------
parties' rights under this Agreement will be assignable by any party without the prior written consent of the other parties to this Agreement.

          SECTION 10.09  Public Announcements.  Fiserv and Fiserv Clearing, on
                         --------------------
the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated in this Agreement and will not issue any such press release or make any such public statement without the approval of the others, unless, after a party proposing to issue such a release or statement has consulted with the other and such other party has not approved such release within a reasonable time in the circumstances, counsel to the issuing party has advised such party that such release or other public statement must be issued immediately and the issuing party has not been able, despite its good faith efforts, to secure the prior approval of the other parties.

          SECTION 10.10  Invalid Provisions.  If any provision of this Agreement
                         ------------------
is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, such provision will be fully severable and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement. The remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

          SECTION 10.11  Interpretation.  Time is of the essence of this
                         --------------
Agreement. Unless otherwise qualified, references in this Agreement to "Article", "article", "Section" or "section" are to provisions of this Agreement and a reference to any of the foregoing includes any subparts. The Table of Contents, and the descriptive headings of the articles and sections, of or in the Exhibits and Schedules, are inserted for convenience only and are not a part of this Agreement. As used in this Agreement, the singular includes the plural, the plural includes the singular, and words in one gender include the others. As used in this Agreement the "include", "including" and similar terms are not words of limitation.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                              FISERV, INC.

                              By: /s/ Kenneth R. Jensen
                                 -----------------------------
                              Title: Senior Executive Vice
President

                              FISERV CLEARING, INC.

                              By: /s/ Kenneth R. Jensen
                                 -----------------------------
                              Title: Vice President

                              HANIFEN, IMHOFF HOLDINGS, INC.

                              By: /s/ Gary J. Wilson
                                 -----------------------------
                              Title: President and Chief
                              Executive Officer

                                  APPENDIX B

Article 113 of Colorado Business Corporation Act Relating to Dissenters' Rights

(S) 7-113-101. DEFINITIONS

     For purposes of this article:

     (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

     (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

     (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

     (7) "Shareholder" means either a record shareholder or a beneficial shareholder.


(S) 7-113-102. RIGHT TO DISSENT

     (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party if:

     (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

     (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

     (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

     (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

     (1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, [FN1] or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

     (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

     (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

     (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

          (1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

     (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

     (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, [FN1] or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;

     (c) Cash in lieu of fractional shares;  or

     (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

     (2) Deleted by Laws 1996, H.B.96-1285, s 30, eff. June 1, 1996.

     (2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

     (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

     (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(S) 7-113-103. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

     (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

     (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

(S) 7-113-201. NOTICE OF DISSENTERS' RIGHTS

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

     (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection
(2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

(S) 7-113-202. NOTICE OF INTENT TO DEMAND PAYMENT

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

     (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

     (b) Not vote the shares in favor of the proposed corporate action.

     (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

     (3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

(S)  7-113-203. DISSENTERS' NOTICE

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

     (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

     (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

     (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

     (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

     (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

     (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

     (g) Be accompanied by a copy of this article.

(S) 7-113-204. PROCEDURE TO DEMAND PAYMENT

     (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

     (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

     (b) Deposit the shareholder's certificates for certificated shares.

     (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

     (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

     (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

(S) 7-113-205. UNCERTIFICATED SHARES

     (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

     (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

(S) 7-113-206. PAYMENT

     (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

     (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

     (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

     (b) A statement of the corporation's estimate of the fair value of the shares;

     (c) An explanation of how the interest was calculated;

     (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

     (e) A copy of this article.

(S) 7-113-207. FAILURE TO TAKE ACTION

     (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

(S) 7-113-208. SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION

     (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

     (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

(S) 7-113-209. PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER

     (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

     (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

     (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

     (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

     (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

(S) 7-113-301. COURT ACTION

     (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

     (2) The corporation shall commence the proceeding described in subsection
(1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced
under subsection (2) of this section is plenary and exclusive.   The court may
appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

(S) 7-113-302. COURT COSTS AND COUNSEL FEES

     (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

     (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

     (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                  APPENDIX C

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES


                               TABLE OF CONTENTS
                               -----------------

                                                                          Page
                                                                          ----

INDEPENDENT ACCOUNTANTS' REPORTS                                         C-2-3

CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statements of Financial Condition                         C-4-5
  Consolidated Statements of Income                                        C-6
  Consolidated Statements of Stockholders' Equity                          C-7
  Consolidated Statements of Cash Flows                                  C-8-9
  Notes To Consolidated Financial Statements                           C-10-27

                      INDEPENDENT AUDITOR'S REPORT ON THE
                       CONSOLIDATED FINANCIAL STATEMENTS


To the Board of Directors
Hanifen, Imhoff Holdings, Inc.
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Hanifen, Imhoff Holdings, Inc. and subsidiaries as of September 29, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanifen, Imhoff Holdings, Inc. and subsidiaries as of September 29, 1995, and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.




                                                       McGladrey & Pullen, LLP


Denver, Colorado
November 3, 1995

                        Independent Accountants' Report
                        -------------------------------


Board of Directors
Hanifen, Imhoff Holdings, Inc.
Denver, Colorado


  We have audited the accompanying consolidated statement of financial condition of HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES as of September 27, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES as of September 27, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                               Baird, Kurtz & Dobson


Denver, Colorado
November 8, 1996

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



                                                                    September 29,  September 27,  June 27, 1997
    ASSETS                                                              1995           1996        (unaudited)
    ------                                                          -------------  -------------  --------------

Cash and cash equivalents                                            $  2,431,851   $    573,747   $  2,073,885
Accounts receivable:
 Customers                                                            124,142,384    128,010,111    111,752,752
 Securities borrowed                                                    5,321,100     18,310,700     19,398,000
 Correspondent brokers and dealers                                      1,981,259      3,182,192      5,530,335
 Brokers and dealers fails to deliver                                   1,432,119      2,941,823      1,909,094
 Clearing organizations                                                         -              -      2,584,789
 Trade date basis securities transactions                                 787,160              -        709,715
 Officers and directors                                                   291,488        210,212        270,973
 Other                                                                  1,098,584        946,101        740,030
Securities owned, at market value                                       6,559,642      7,657,191      4,688,974
Furniture, equipment, and leasehold improvements, at cost,
 net of accumulated depreciation and amortization of $1,988,848,
 $2,542,869 and $3,050,880 (unaudited), at 1995, 1996 and 1997,
 respectively                                                             880,086      1,618,353      1,823,474
Exchange memberships, at cost                                              68,515         68,515         68,515
Investments                                                             1,360,686        793,687        861,379
Deposits with clearing organizations                                    2,172,375      2,664,269      3,129,944
Deferred income taxes                                                   1,292,018      1,654,317      1,964,930
Other assets                                                              779,419      3,241,800      1,105,794
                                                                     ------------   ------------   ------------
                                                                     $150,598,686   $171,873,018   $158,612,583
                                                                     ============   ============   ============

See Accompanying Notes to Consolidated Financial Statements.



                                                                     September 29,   September 27,  June 27, 1997
   LIABILITIES AND STOCKHOLDERS' EQUITY                                   1995           1996        (unaudited)
   ------------------------------------                              --------------  -------------  -------------
LIABILITIES
  Notes payable                                                       $ 41,960,000    $ 37,661,865  $  4,189,822
  Payables:
    Customers, including free credit balances of $35,603,428,
      $28,246,754 and $24,285,890 (unaudited), in 1995, 1996
      and 1997, respectively                                            56,707,491      68,094,034    64,495,663
    Clearing organizations                                                 274,060         170,649             -
    Correspondent brokers and dealers                                   20,770,902      27,387,434    35,697,548
    Brokers and dealers fails to receive                                 1,686,511       1,351,898     1,355,011
    Income taxes payable                                                   787,446               -             -
    Accounts payable and accrued liabilities                             6,841,849       8,953,137     7,026,503
    Trade date basis securities transactions                                     -         106,129             -
  Securities sold but not yet purchased, at market value                   356,566         570,555       596,404
  Repurchase agreement                                                      225,50               -             -
                                                                      ------------    ------------  ------------
                                                                       129,610,325     144,295,701   123,360,951
                                                                      ------------    ------------  ------------

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share;
    authorized 1,000,000 shares; no shares issued or outstanding                 -               -             -
  Common stock of $.01 par value per share;
    authorized 3,000,000 shares; issued 1,396,000 shares in 1995,
    1,072,500 shares in 1996, and 1,138,329 shares (unaudited)
    in 1997                                                                 13,961          10,725        11,383
  Capital in excess of par value                                           107,051               -     1,748,547
  Retained earnings                                                     22,524,384      27,566,592    33,491,702
                                                                      ------------    ------------  ------------
                                                                        22,645,396      27,577,317    35,251,632
  Treasury stock, at cost, 62,918 shares in 1995                        (1,657,035)              -             -
                                                                      ------------    ------------  ------------
                                                                        20,988,361      27,577,317    35,251,632
                                                                      ------------    ------------  ------------
                                                                      $150,598,686    $171,873,018  $158,612,583
                                                                      ============    ============  ============

See Accompanying Notes to Consolidated Financial Statements.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                    (Unaudited)
                                                           Years Ended                           Nine Months Ended
                                          ---------------------------------------------  --------------------------------
                                          September 30,   September 29,  September 27,        June 28,         June 27,
                                               1994           1995            1996              1996             1997
                                          --------------  -------------  --------------  ------------------  ------------
REVENUES:
  Clearing fees                             $10,704,986     $17,173,632    $19,919,235         $15,672,955   $12,870,675
  Interest                                    4,821,544       9,068,454     12,012,084           9,062,184     8,244,289
  Underwriting profits                        6,913,908       5,278,926     10,021,513           8,464,286     6,433,923
  Trading:
    Commission on principal
      transactions                            4,097,766       3,458,913      3,929,069           3,267,701     2,874,100
    Trading profits                             965,527       1,201,687      1,578,519           1,217,434       571,995
  Commissions                                 3,146,182       3,965,309      3,944,879           3,080,326     4,485,471
  Financial and advisory fees                 3,509,889       3,216,524      2,932,625           1,746,023     3,155,894
  Customer fees                               1,335,798       2,243,986      2,200,247           1,576,703     1,579,114
  Other revenues                                830,206         149,180      1,800,145           1,639,164       707,414
                                            -----------     -----------    -----------         -----------   -----------
                                             36,325,806      45,756,611     58,338,316          45,726,776    40,922,875
                                            -----------     -----------    -----------         -----------   -----------

EXPENSES:
  Compensation and benefits                  19,202,248      19,582,510     24,925,626          19,513,222    17,468,043
  General, administrative and other
    Operating expenses                        6,303,307       5,548,793      6,174,220           3,847,714     7,085,357
  Interest                                    1,347,718       2,616,348      3,597,195           2,728,207     2,001,139
  Communications                              1,546,460       2,066,215      2,230,710           1,612,495     1,858,117
  Floor brokerage and clearing                1,480,523       1,581,266      1,614,995           1,169,113     1,344,123
  Occupancy and supplies                      1,610,410       1,195,343      1,254,263             933,796     1,215,746
  Depreciation and amortization                 351,157         396,123        571,014             362,083       508,690
                                            -----------     -----------    -----------         -----------   -----------
                                             31,841,823      32,986,598     40,368,023          30,166,630    31,481,215
                                            -----------     -----------    -----------         -----------   -----------

            Income before income taxes        4,483,983      12,770,013     17,970,293          15,560,146     9,441,660
                                            -----------     -----------    -----------         -----------   -----------

INCOME TAX EXPENSE (BENEFIT):
  Current                                     2,019,989       4,247,446      7,174,640           6,068,668     3,827,163
  Deferred                                     (372,053)        466,018       (362,299)           (143,708)     (310,613)
                                            -----------     -----------    -----------         -----------   -----------
                                              1,647,936       4,713,464      6,812,341           5,924,960     3,516,550
                                            -----------     -----------    -----------         -----------   -----------

            Net income                      $ 2,836,047     $ 8,056,549    $11,157,952         $ 9,635,186   $ 5,925,110
                                            ===========     ===========    ===========         ===========   ===========

NET INCOME PER SHARE                              $1.77           $5.55          $9.87               $8.77         $5.33
                                            ===========     ===========    ===========         ===========   ===========

WEIGHTED AVERAGE SHARES                       1,604,170       1,450,918      1,130,653           1,098,552     1,111,134
                                            ===========     ===========    ===========         ===========   ===========

See Accompanying Notes to Consolidated Financial Statements.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               Capital in
                                                    Common     Excess of      Retained      Treasury
                                                    Stock      Par Value      Earnings       Stock         Total
                                                  ----------  ------------  ------------  ------------  ------------
BALANCES, SEPTEMBER 24, 1993                      $ 941,890   $ 3,605,770   $13,000,058   $(3,263,728)  $14,283,990
Purchase of treasury stock                                -             -             -    (2,776,481)   (2,776,481)
Sale of treasury stock                                    -      (539,975)            -     1,442,165       902,190
Cash dividend                                             -             -      (770,616)            -      (770,616)
Net income                                                -             -     2,836,047             -     2,836,047
                                                  ---------   -----------   -----------   -----------   -----------
BALANCES, SEPTEMBER 30, 1994                        941,890     3,065,795    15,065,489    (4,598,044)   14,475,130

Common stock retired in reorganization,
  net of issuance of common stock                  (934,595)   (3,065,795)     (597,654)    4,598,044             -
Purchase of treasury stock                                -             -             -    (2,077,903)   (2,077,903)
Sale of treasury stock                                    -       113,717             -       420,868       534,585
Stock split effected in the form of a dividend        6,666        (6,666)            -             -             -
Net income                                                -             -     8,056,549             -     8,056,549
                                                  ---------   -----------   -----------   -----------   -----------
BALANCES, SEPTEMBER 29, 1995                         13,961       107,051    22,524,384    (1,657,035)   20,988,361

Purchase of treasury stock                                -             -             -    (8,180,789)   (8,180,789)
Sale of treasury stock                                    -        49,639             -     3,562,154     3,611,793
Retirement of treasury stock                         (3,236)     (156,690)   (6,115,744)    6,275,670             -
Net income                                                -             -    11,157,952             -    11,157,952
                                                  ---------   -----------   -----------   -----------   -----------
BALANCES, SEPTEMBER 27, 1996                         10,725             -    27,566,592             -    27,577,317

Common stock sold (unaudited)                         1,104     2,916,682             -             -     2,917,786
Common stock reacquired and retired
  (unaudited)                                          (446)   (1,168,135)            -             -    (1,168,581)
Net income (unaudited)                                    -             -     5,925,110             -     5,925,110
                                                  ---------   -----------   -----------   -----------   -----------
BALANCES, JUNE 27, 1997 (UNAUDITED)               $  11,383   $ 1,748,547   $33,491,702   $         -   $35,251,632
                                                  =========   ===========   ===========   ===========   ===========

See Accompanying Notes to Consolidated Financial Statements.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                              (Unaudited)
                                                                      Years Ended                          Nine Months Ended
                                                     ----------------------------------------------   ----------------------------
                                                     September 30,   September 29,   September 27,      June 28,         June 27,
                                                          1994            1995            1996            1996             1997
                                                     --------------  --------------  --------------   ---------------  -----------
CASH FLOWS FROM
  OPERATING ACTIVITIES
  Net income                                          $  2,836,047    $  8,056,549    $ 11,157,952    $  9,635,186   $ 5,925,110
  Adjustment to reconcile net income to net
    cash used in operating activities:
      Depreciation and amortization of furniture,
        equipment and leasehold improvements               351,157         396,123         571,014         362,083       508,690
      Realized and unrealized (gains) losses on
        investments                                        209,901               -        (780,113)       (780,113)            -
      Deferred taxes                                      (372,053)        466,018        (362,299)       (143,708)     (310,613)
      Write-down of fixed asset                                  -          17,700               -               -         3,641
  (Increase) decrease in assets:
    Receivables:
      Customers                                        (23,554,067)    (48,982,452)     (3,867,727)    (21,093,238)   16,257,359
      Clearing organizations                              (739,330)        739,330               -        (880,284)   (2,584,789)
      Correspondent broker and dealers                    (344,669)        999,081      (1,200,933)        (41,071)   (2,348,143)
      Brokers and dealers fails to deliver                 694,758        (178,290)     (1,509,704)        666,178     1,032,729
      Securities borrowed                               (4,148,650)      5,999,450     (12,989,600)     (9,743,050)   (1,087,300)
      Officers and directors                              (235,446)         62,634          81,276          55,972       (60,761)
      Trade date basis securities transactions          (3,147,912)      3,346,548               -         787,160      (709,715)
      Other                                             (1,339,933)        661,245         152,483         214,338       206,071
    Securities owned, at market value                      189,835      (1,064,747)     (1,097,549)     (1,766,192)    2,968,217
    Deposits                                               (70,084)     (1,077,431)       (491,894)        366,378      (465,675)
    Other assets                                          (408,390)        399,737      (2,462,381)     (1,312,614)    2,136,006
  Increase (decrease) in liabilities:
    Payables:
      Customers                                         12,861,582      20,095,436      11,386,543      15,864,985    (3,598,371)
      Clearing organizations                            (1,264,540)        155,763        (103,411)       (274,060)     (170,649)
      Correspondent brokers and dealers                  8,924,731       3,432,471       6,616,532      15,544,586     8,310,114
      Brokers and dealers fails to receive               2,727,182      (1,830,707)       (334,613)        479,368         3,113
      Income taxes                                        (394,102)        466,008        (787,446)       (787,446)            -
      Accounts payable and accrued liabilities          (2,079,397)       (295,154)      2,111,288       1,038,727    (1,926,634)
      Trade date basis securities transactions                   -               -         893,289         718,574      (106,129)
    Securities sold, but not yet purchased                 231,261        (159,682)        213,989         375,188        25,849
    Repurchase agreement                                         -         225,500        (225,500)       (225,500)            -
                                                      ------------    ------------    ------------    ------------   -----------
      Net cash provided by (used in)
        operating activities                          $ (9,072,119)   $ (8,068,870)   $  6,971,196    $  9,061,447   $24,008,120
                                                      ------------    ------------    ------------    ------------   -----------

See Accompanying Notes to Consolidated Financial Statements.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES


                                                                                                             (Unaudited)
                                                                  Years Ended                             Nine Months Ended
                                                 ----------------------------------------------  ---------------------------------
                                                 September 30,   September 29,   September 27,        June 28,         June 27,
                                                      1994            1995            1996              1996             1997
                                                 --------------  --------------  --------------  ------------------  -------------
CASH FLOWS FROM
  INVESTING ACTIVITIES
 Proceeds from sales of investments              $           -   $           -     $ 1,000,000        $  1,000,000   $          -
 Increase in investments                              (778,509)       (594,022)       (483,531)           (483,531)       (71,500)
 Purchase of furniture, equipment and
      leasehold improvements                          (497,594)       (547,403)     (1,309,281)         (1,191,581)      (717,452)
 Distributions from investments                         17,963               -         133,222             133,222          3,808
 Redemption of cash surrender value of
    officers' life insurance                                 -               -         697,421             587,378              -
                                                   -----------     -----------     -----------        ------------   ------------
 Net cash provided by (used in)
   investing activities                             (1,258,140)     (1,141,425)         37,831              45,488       (785,144)
                                                   -----------     -----------     -----------        ------------   ------------
CASH FLOWS FROM FINANCING
  ACTIVITIES
    Increase (decrease) in notes payable, net       15,626,700       9,875,000      (4,298,135)         (6,103,148)   (23,472,043)
    Purchase of treasury stock                      (2,776,481)     (2,077,903)     (8,180,789)         (6,936,675)    (1,168,581)
    Sale of stock                                      902,190         534,585       3,611,793           2,963,365      2,917,786
    Dividends paid                                    (770,616)              -               -                   -              -
                                                   -----------     -----------     -----------        ------------   ------------
 Net cash provided by (used in)
   Financing activities                             12,981,793       8,331,682      (8,867,131)        (10,076,458)   (21,722,838)
                                                   -----------     -----------     -----------        ------------   ------------
Increase (decrease) in cash and cash
 equivalents                                         2,651,534        (878,613)     (1,858,104)           (969,523)     1,500,138
Cash and cash equivalents, beginning
  of period                                            658,930       3,310,464       2,431,851           2,431,851        573,747
                                                   -----------     -----------     -----------        ------------   ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD           $ 3,310,464     $ 2,431,851     $   573,747        $  1,462,328   $  2,073,885
                                                   ===========     ===========     ===========        ============   ============

Supplemental Disclosures of Cash Flow
  Information:
    Interest paid during the period                $ 1,129,706     $ 2,438,014     $ 2,881,408        $  2,317,482   $  1,755,959
                                                   ===========     ===========     ===========        ============   ============
    Income tax payments                            $ 1,700,000     $ 3,460,000     $ 7,395,000        $  6,829,458   $  3,028,774
                                                   ===========     ===========     ===========        ============   ============

Supplemental Disclosures of Noncash
  Financing Activities:
    Stock split effected in the form of a
      dividend                                     $         -     $     6,666     $         -        $          -   $          -
                                                   ===========     ===========     ===========        ============   ============

See Accompanying Notes to Consolidated Financial Statements.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
--------------------

  Hanifen, Imhoff Holdings, Inc. ("Holdings") was formed on August 10, 1994, and was inactive until October 1, 1994. Through a reorganization as of that date, Holdings became the parent company and sole stockholder of Hanifen, Imhoff Inc. ("HII"), Hanifen, Imhoff Clearing Corp. ("Clearing") and Hanifen, Imhoff Investments, Inc. ("Investments"). Investments is the parent company of two wholly-owned subsidiaries, Hanifen, Imhoff Capital Partners, Inc. ("Capital Partners") and Hanifen, Imhoff Investment Management Co. ("Management"). Prior to the reorganization, HII was the parent company of Clearing and Investments.

  Holdings, through its subsidiaries (collectively referred to as the "Company"), offers a full spectrum of investment and brokerage services to corporations, institutions, municipalities, individuals, and other broker-dealers. The operations of HII, a New York Stock Exchange, Inc. member, consist of corporate and municipal finance, trading, institutional sales, and investment advisor for the Colorado Local Government Liquid Asset Trust (the "Trust"). Clearing, a New York Stock Exchange, Inc. electronic access member, serves as a clearing broker for customers of correspondent broker-dealers, including HII. A subsidiary of Capital Partners is the general partner of Hanifen, Imhoff Mezzanine Fund, L.P. ("Mezzanine"). Mezzanine is a small business investment company funded through investments by corporations and individuals and through the Small Business Administration's SBIC program. Management serves as the management company for Mezzanine.

PRINCIPLES OF CONSOLIDATION
---------------------------

  The consolidated statements of financial condition include the accounts of Holdings and its aforementioned wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR-END
---------------

  The Company's fiscal year ends on the last Friday of September and the years ended September 30, 1994, September 29, 1995, and September 27, 1996, each contained 52 weeks. The periods ended June 28, 1996, and June 27, 1997, each contained 39 weeks.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION AND TRADE DATE BASIS SECURITIES TRANSACTIONS
----------------------------------------------------------------

  Customers' securities transactions are recorded on a settlement-date basis with related commission revenue and expense recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Receivables or payables for trade-date basis securities transactions represent net amounts due to or due from customers and other broker-dealers for transactions executed but not yet settled. Securities owned and securities sold, but not yet purchased are valued at market.

SECURITIES BORROWED
-------------------

  Securities borrowed are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed with collateral refunded when necessary.

USE OF ESTIMATES
----------------

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

EXCHANGE MEMBERSHIPS
--------------------

  Exchange memberships are carried at cost. The market value of exchange memberships at September 29, 1995, September 27, 1996, and June 27, 1997 (unaudited), based on the average of bid and ask prices, was approximately $947,250, $1,342,800 and $1,226,000, respectively.

PROPERTY AND EQUIPMENT
----------------------

  The Company provides for depreciation and amortization of furniture, equipment and leasehold improvements utilizing the straight-line and accelerated methods to apportion costs over the estimated useful lives of three to ten years.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES
------------

  Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

CASH EQUIVALENTS
----------------

  For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments (other than those held for sale in the ordinary course of business) with a maturity date of 90 days or less from date of acquisition. Cash and securities segregated under Federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At September 29, 1995, September 27, 1996, and June 27, 1997, no amounts were required to be segregated pursuant to Federal and other regulations.

NET INCOME PER SHARE OF COMMON STOCK
------------------------------------

  Net income per share of common stock is based on the weighted average shares outstanding in each period, adjusted for the stock split which occurred in 1995. Common stock equivalents relating to common shares subject to stock options have been excluded, as the effect would be insignificant. Accordingly, primary and fully-diluted net income per share is the same for each period presented.

NOTE 2:   CUSTOMERS' RECEIVABLES AND PAYABLES

  The amounts receivable from and payable to customers represent balances resulting from normal cash and margin account transactions. Securities owned by customers and held by the Company as collateral for these customer accounts are not reflected in the consolidated financial statements.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 3:   SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned by the company are summarized as follows:


                                                 September 29,   September 27,    (Unaudited)
                                                     1995            1996        June 27, 1997
                                                 -------------   -------------   -------------

State and municipal obligations                     $5,515,490      $4,413,770      $3,803,032
Corporate stock and mutual funds                     1,044,152       3,243,421         885,942
                                                    ----------      ----------      ----------

                                                    $6,559,642      $7,657,191      $4,688,974
                                                    ==========      ==========      ==========

These securities have been, or are available to be, pledged as collateral on Company notes payable.

Securities sold but not yet purchased consist primarily of corporate stocks.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 4:    NOTES PAYABLE

The following is a summary of outstanding notes payable:


                                                                   September 29,     September 27,      (Unaudited)
                                                                       1995              1996          June 27, 1997
                                                                   -------------     -------------     -------------
Banks, collateralized by marketable securities held as
collateral for customer margin accounts, bearing interest at approximately the Banks' broker call rate (7.5% at
September 29, 1995, ranging from 6.2% to 7.25% at
September 27, 1996, and ranging from 6.52% to 6.69%
at June 27, 1997) due on demand.                                     $40,210,000       $32,750,000        $9,900,000

Bank, collateralized by marketable securities held as
collateral for correspondent broker accounts, bearing
interest at approximately the Bank's broker call rate
(7.5% at September 29, 1995, 7.0% at September
27, 1996, and 7.0% at June 27, 1997) due on demand.                    1,750,000         2,800,000         2,500,000

Bank, due September 27, 2001, pro rata monthly principal
and interest payments due at 8.75%, secured by all furniture
and equipment.                                                                 -         1,000,000           876,319

Bank, due September 27, 2002, bearing interest at 9.0%
payable monthly, secured by all furniture and equipment.                       -                 -           500,000

Promissory non-negotiable, non-recourse unsecured notes
due to individuals, due dates ranging from June 15, 1997
to October 15, 1997, bearing interest of 8.25%.                                -         1,111,865           413,503
                                                                   -------------     -------------     -------------

                                                                   $  41,960,000     $  37,661,865     $  14,189,822
                                                                   =============     =============     =============

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997

NOTE 4:   NOTES PAYABLE (continued)

Aggregate annual maturities of the notes payable are as follows:


                                                                  September 29,  September 27,    (Unaudited)
                                                                      1995           1996        June 27, 1997
                                                                  -------------  -------------   -------------

          1996                                                    $ 41,960,000
          1997                                                               -   $  36,811,234
          1998                                                               -         202,133   $ 13,054,236
          1999                                                               -         198,650        283,292
          2000                                                               -         215,674        308,288
          2001                                                               -         234,174        315,648
          2002                                                               -               -        228,358
                                                                 -------------   -------------   ------------

                                                                 $  41,960,000   $  37,661,865   $ 14,189,822
                                                                 =============   =============   ============

Additional information concerning the short-term borrowings, is as follows:


                                                                                         (Unaudited)
                                                    September                                June
                                 ---------------------------------------------   ----------------------------
                                      1994            1995           1996            1996            1997
                                 -------------   -------------   -------------   -------------   ------------
Maximum borrowings
  outstanding                    $  32,085,000   $  41,960,000   $  44,850,000   $  36,385,000   $ 38,775,000
Average borrowings
  outstanding                    $  22,927,417   $  34,149,708   $  30,091,250   $  32,132,778   $ 23,133,333
Average interest rate                     5.60%           7.14%           6.63%           6.66%          6.61%

  At September 29, 1995, September 27, 1996, and June 27, 1997 (unaudited), the Company had unused lines-of-credit available with banks providing for additional borrowings of up to $78,040,000, $54,450,000, and $102,600,000, respectively, on a collateralized basis bearing interest at the broker call rate.

               HANIFEN, IMHOFF, HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATES FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 5:   TRANSACTIONS WITH AFFILIATES

  Receivables from officers and directors represent amounts due on regular securities transactions.

  As of September 27, 1996, and June 27, 1997, HII has two unused revolving cash subordination agreements in the amount of $1,000,000 each, one with Holdings and one with Clearing. Borrowings by HII and Clearing, if any, are covered by an agreement approved by the NYSE and thus would be available in computing net capital of HII and Clearing. To the extent that any borrowings are required for HII and Clearing's continued compliance with net capital requirements the borrowings could not be repaid.


NOTE 6:   INCOME TAXES

  The approximate tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

                                                         September 29,  September 27,    (Unaudited)
                                                             1995            1996       June 27, 1997
                                                         -------------  -------------   -------------

Provision for uncollectible accounts and losses not
  deductible for tax purposes                               $1,021,000     $1,584,000      $1,851,000
Losses on investments not deductible for tax purposes           78,000         49,000          46,500
Depreciation                                                    53,000         68,000          68,000
Other                                                          140,018        (46,683)           (570)
                                                            ----------     ----------      ----------

Net deferred tax asset                                      $1,292,018     $1,654,317      $1,964,930
                                                            ==========     ==========      ==========

  No valuation allowance for deferred tax assets was considered necessary.

  For each period presented, total income tax expense differed from amounts computed by applying the federal income tax rate to income before income tax primarily as a result of state income taxes, net of federal income tax benefit.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 7:   EMPLOYEE PROFIT-SHARING PLAN

  The Company has a profit-sharing plan covering all eligible employees. The Company's contributions are made on a voluntary basis at the discretion of the Board of Directors. Contributions by the Company are limited to 15% of the aggregate compensation of all eligible participants in the Plan. Voluntary contributions by participants are vested immediately whereas contributions by the Company vest over a two to six year period of service.

  Plan expense included in the statement of operations is as follows:

          September 30, 1994           $1,500,000
          September 29, 1995           $1,300,000
          September 27, 1996           $1,010,000
          June 28, 1996 (unaudited)    $  435,000
          June 27, 1997 (unaudited)    $  300,000

  The amount of plan expense for each fiscal year-end is not determined by the Board of Directors until the results of operations have been determined at or near year-end. Accordingly, no amounts are accrued for periods prior to year-end. Thus, no amounts are reflected as profit sharing plan expense for the period ended June 28, 1996, and June 27, 1997. However, subsequent to June 28, 1996, and June 27, 1997, Management accrued contributions to the plan of $575,000 and $500,000, respectively. The amount accrued subsequent to June 27, 1997, is subject to final approval of the Board of Directors.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 8:   CAPITAL STOCK AND MINIMUM NET CAPITAL REQUIREMENTS

COMMON STOCK
------------

  In certain circumstances, the purchase, sale or encumbrance of presently outstanding common stock of HII and Clearing must be approved in writing by the NYSE.

  Except under certain specified conditions, the Holdings' articles or incorporation provide that Holdings shall purchase all shares offered by a selling shareholder, at a price specified by the articles, unless Holdings is prevented from doing so by state of Federal laws, by any national securities exchange or other self-regulating authority. Otherwise, a selling shareholder may sell shares to another shareholder of Holdings and may be prohibited from disposing of his or her shares to any person or entity who is not a shareholder.

  During the year ended September 27, 1996, Holdings retired all treasury stock.

PREFERRED STOCK
---------------

  The Company has not established preferences with respect to its authorized but unissued $.01 par value preferred stock.

STOCK OPTION PLAN
-----------------

  Options granted become exercisable at dates as determined by the Committee and if not exercised, existing outstanding options will expire in periods ranging from June of 1997 through March of 2000.

  The Company has a stock option plan (the 1994 Plan) pursuant to which 150,000 shares, after adjusting for a 100% stock dividend in September of 1995, of its common stock have been reserved for issuance under the 1994 Plan. The options are generally exercisable at a price equal to the fair value determined as of the grant date, and are exercisable over a 60 month period. Options are granted at the discretion of the Compensation Committee of the Board of Directors.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997


NOTE 8:   CAPITAL STOCK AND MINIMUM NET CAPITAL REQUIREMENTS
          (continued)

STOCK OPTION PLAN   (continued)
-----------------

  Under a previous plan (the 1991 Plan) 50,000 shares of the Company's common stock were reserved for issuance under the 1991 Plan. The options were exercisable at a price equal to the fair market value (110% for owners of more than 10% of the Company's common stock) determined at the date of grant and were exercisable over a two year period. Options were granted at the discretion of the Executive Committee of the Board of Directors.

  Information regarding the Company's stock option plans is as follows:

                                                                1991           1994
                                                            Stock Option   Stock Option
                                                                Plan           Plan
                                                            -------------  -------------
Outstanding, September 24, 1993                                   22,192
Granted at $18.93                                                  3,000
Exercised at $7.97 to $9.36                                      (15,192)
                                                            ------------
Outstanding, September 30, 1994                                   10,000
Granted at $14.08 to $19.10                                            -         25,500
Exercised at $12.67 to $19.10                                     (8,250)        (5,000)
Effect of Stock Dividend                                           1,750         12,500
                                                            ------------   ------------
Outstanding, September 29, 1995                                    3,500         33,000
Granted at $11.67 to $23.77                                            -         30,500
Exercised at $18.93 to $24.40                                          -        (14,000)
Canceled or expired                                               (1,000)        (1,000)
                                                            ------------   ------------
Outstanding, June 28, 1996                                         2,500         48,500
Granted at $14.76 to $17.19                                            -         25,500
Canceled or Expired                                               (2,500)       (11,000)
                                                            ------------   ------------
Outstanding, September 27, 1996                                        -         63,000
Granted at $25.25 to $25.71 (unaudited)                                -         51,027
Exercised at $12.60 (unaudited)                                        -        (12,000)
Canceled or Expired (unaudited)                                        -           (664)
                                                            ------------   ------------
Outstanding, June 27, 1997 (unaudited)                                 -        101,363
                                                            ------------   ------------

Options Available for Grant at June 27, 1997 (unaudited)               -          5,637
                                                            ============   ============

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997

NOTE 8:   CAPITAL STOCK AND MINIMUM NET CAPITAL REQUIREMENTS
          (continued)

Minimum Net Capital Requirement
-------------------------------

  Holdings' subsidiaries, HII and Clearing, are subject to the NYSE and Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital as defined by the Rule. The net capital rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital would be less than the minimum net capital required. At September 27, 1996, September 29, 1995, and June 27, 1997 (unaudited), the approximate net capital positions of HII and Clearing were as follows:

                                                                    (Unaudited)
                                             1995         1996         1997
                                         -----------   -----------  -----------
HII Net Capital                          $ 1,986,000   $ 4,054,000  $ 4,448,000
HII Minimum Net Capital required             250,000       250,000      250,000
Clearing Net Capital                      10,902,000    17,353,000   26,387,000
Clearing Minimum Net Capital required      2,629,000     3,018,000    2,655,000

  Operating lease rent totaled $932,354, $787,416, and $1,158,148 during 1996, 1995, and 1994, respectively.

NOTE 9:   COMMITMENTS

  At September 27, 1996, aggregate minimum rental commitments under operating leases having initial or remaining terms of more than one year are as follows:

                                      Office
        Fiscal year ending          Facilities   Equipment     Total
        ------------------          ----------   ---------     -----
          1997                      $   905,752   $153,598  $ 1,059,350
          1998                          972,370     26,637      999,007
          1999                          979,441     14,663      994,104
          2000                        1,011,902      6,508    1,018,410
          2001 (and later years)      6,940,812          -    6,940,812
                                    -----------   --------  -----------

                                    $10,810,277   $201,406  $11,011,683
                                    ===========   ========  ===========

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997

NOTE 9:   COMMITMENTS   (continued)

  Escalating rent payments are accounted for under a straight-line method in accordance with generally accepted accounting principles.

  The Company has letters of credit issued by a financial institution to clearing organizations. At September 27, 1996 and September 29, 1995, the letters of credit, in the amount of $4,750,000 and $3,700,000, respectively, were collateralized by marketable securities held as collateral for customer margin accounts ($6,000,000 as of June 27, 1997 (unaudited)). No amounts have been drawn against the letters of credit.


NOTE 10:  CONTINGENCIES

  There are a number of lawsuits and claims pending against the Company some of which involve claims for unspecified and potentially substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time and additional liabilities may or may not result from these actions, it is the opinion of management that the resolution of these lawsuits and claims will not have a material adverse effect on the financial condition of the Company.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997

NOTE 11:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

  In the normal course of business, the Company's customer and correspondent clearing activities involve the execution, settlement, and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customer is unable to fulfill its contracted obligations. Customer securities transactions are transacted on either a cash or margin basis and, in the case of the latter, credit is extended to customers subject to various regulatory and internal rules concerning the maintenance of adequate collateral by the customer. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Customers' securities transactions are recorded on a settlement date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers' and brokers' inability to meet the terms of their contracts.

  The Company seeks to control this risk by monitoring collateral value on a daily basis and requiring additional collateral or the reduction of securities positions when necessary, and establishing credit limits. Additionally, the risk of loss is mitigated through agreements with correspondent brokers wherein any such losses related to their customers are absorbed by the correspondent broker.

  Borrowings occur periodically wherein customer securities held as collateral for their margin account balances are pledged as collateral for such borrowings. Should the bank be unable to return the customers' securities when required, the Company may be required to purchase such securities in the open market.

  Included in payables to brokers and dealers, and clearing organizations are amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral when necessary.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                 MONTHS ENDED JUNE 28, 1996, AND JUNE 27, 1997

NOTE 11:  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
          (continued)

  A substantial majority of the state and municipal securities owned consist of obligations of the State of Colorado and political subdivisions thereof. Approximately 50% of corporate stocks owned are securities for which trading volume is limited.

  Securities sold but not purchased are a part of the Company's normal activities as a broker and dealer in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

  Securities borrowed are recorded at the amount of cash collateral advanced to the lender. The Company monitors the market value of securities borrowed and requests refunds of collateral when appropriate.


NOTE 12:  INDUSTRY AND SEGMENT INFORMATION

  Holding's major operations are in three areas as defined by the formation and operation of its subsidiaries, Clearing, HII, and Investments. In addition to operations of these three subsidiaries, Holdings operates as the holding company, provides administration services for its subsidiaries, and manages the capital assets of the group. Clearing's principal sources of revenues are derived from securities clearing services to broker-dealer firms located throughout the United States and interest charged on such broker-dealer's customers' margin account balances. HII's principal sources of revenues are derived from trading profits, corporate and municipal finance fees, commissions, and underwriting profits. Investment's principal source of revenues, through its subsidiary Management, are derived from fees earned on the management and investing of funds raised through Mezzanine.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                   MONTHS ENDED JUNE 28, 1996, AND JUNE 1997

NOTE 12:  INDUSTRY AND SEGMENT INFORMATION   (continued)

  Revenue, operating income, depreciation and amortization, identifiable assets, and capital expenditures pertaining to the industries in which Holding's operates are presented below:

                                                                                     (Unaudited)
                                                                              --------------------------
                              September 30,   September 29,   September 27,     June 28,      June 27,
                                   1994            1995            1996           1996          1997
                              --------------  --------------  --------------  ------------  ------------
REVENUE:
 Holdings                       $         -     $ 1,822,283     $ 2,712,470   $ 2,199,260   $ 2,236,842
 Clearing                        17,285,425      30,178,842      36,054,184    27,817,470    24,328,302
 HII                             18,984,204      15,723,306      21,257,268    17,087,290    16,277,332
 Investments                         56,177         662,110         897,771       727,395       788,735
 Intercompany eliminations                -      (2,629,930)     (2,583,377)   (2,104,639)   (2,708,336)
                                -----------     -----------     -----------   -----------   -----------

                                $36,325,806     $45,756,611     $58,338,316   $45,726,776   $40,922,875
                                ===========     ===========     ===========   ===========   ===========

OPERATING INCOME:
 Holdings                       $         -     $(1,588,548)    $(2,467,396)  $  (711,264)  $  (920,170)
 Clearing                         7,724,842      14,811,897      18,650,993    14,733,261     9,652,175
 HII                             (2,791,025)       (429,591)      1,809,836     1,622,825       606,756
 Investments                       (449,834)        (23,745)        (23,140)      (84,676)      102,899
                                -----------     -----------     -----------   -----------   -----------

                                $4,483,983      $12,770,013     $17,970,293   $15,560,146   $ 9,441,660
                                ===========     ===========     ===========   ===========   ===========

DEPRECIATION AND
 AMORTIZATION:
  Holdings                      $         -     $    34,022     $   212,946   $   113,089   $    82,189
  Clearing                          212,373         232,556         184,220       138,165       277,642
  HII                               138,784         122,885         162,863       101,740       143,186
  Investments                             -           6,660          10,985         9,089         5,673
                                -----------     -----------     -----------   -----------   -----------

                                $   351,157     $   396,123     $   571,014   $   362,083   $   508,690
                                ===========     ===========     ===========   ===========   ===========

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                   MONTHS ENDED JUNE 28, 1996, AND JUNE 1997

NOTE 12:  INDUSTRY AND SEGMENT INFORMATION   (continued)

                                                                       (Unaudited)
                                                              ---------------------------
                              September 29,   September 27,     June 28,       June 27,
                                   1995            1996           1996           1997
                              -------------   -------------   ------------   ------------

IDENTIFIABLE ASSETS:
 Holdings                      $  4,797,826    $  1,764,251   $  1,389,852   $  2,003,824
 Clearing                       138,234,622     161,242,034    171,449,133    149,075,287
 HII                             13,220,989      13,369,241     13,693,351     12,489,581
 Investments                        432,906         564,833        633,157        837,344
 Intercompany eliminations       (6,087,657)     (5,067,341)    (4,273,656)    (5,793,453)
                               ------------    ------------   ------------   ------------

                               $150,598,686    $171,873,018   $182,891,837   $158,612,583
                               ============    ============   ============   ============

CAPITAL EXPENDITURES:
 Holdings                      $     48,692    $     73,875   $     43,325   $    160,907
 Clearing                           280,378         889,969        830,984        205,110
 HII                                211,689         338,241        310,076        336,944
 Investments                          6,644           7,196          7,196         14,491
                               ------------    ------------   ------------   ------------

                               $    547,403    $  1,309,281   $  1,191,581   $    717,452
                               ============    ============   ============   ============

  Hanifen, Imhoff Holdings Corp. was formed on October 3, 1994, and therefore the amounts for September 30, 1994, do not include an allocation of corporate and general items. Intercompany revenues eliminated relate to the administrative fees earned by Holdings and charged to the subsidiaries in addition to the clearing revenue earned by Clearing on the services performed for HII. Effective October 3, 1994, depreciation on fixed assets were initially charged to Holdings and subsequently passed through to the subsidiary segments based on the utilization of such assets. The depreciation and capital expenditure for these fixed assets are reflected in the appropriate segment that benefits from their use, and additionally, while the asset is recorded on the books of Holdings, they are reflected in the appropriate segment in the schedule of identifiable assets. The intercompany eliminations regarding identifiable assets represent eliminations for intercompany receivables and payables and intercompany accounts between Clearing and HII relating to their relationship as Clearing agent and broker dealer. To provide a more accurate disclosure, the identifiable assets of holdings do not include its investment in the subsidiaries and therefore, the elimination for this investment is not necessary.

                HANIFEN, IMHOFF HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    UNAUDITED WITH RESPECT TO INFORMATION AS OF JUNE 27, 1997 AND THE NINE
                   MONTHS ENDED JUNE 28, 1996, AND JUNE 1997


NOTE 13:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The financial instruments of the Company are reported in the statements of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments or because they bear a market interest rate.


NOTE 14: PROPOSED DISCONTINUED OPERATIONS - UNAUDITED, SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORTS

  Subsequent to the periods presented, and as a condition of the proposed merger, management plans to discontinue operations of Hanifen, Imhoff Inc. and Hanifen, Imhoff Investments Inc. and sell certain assets, subject to certain liabilities, of the entities. The effect that the discontinuance of these operations would have had on the financial information presented is not determinable. However, the total revenues and expenses, exclusive of income tax, for the discontinued entities are as below. Included in the expenses below are those expenses incurred by Holdings' and charged to HII and Investments as general and administration expense. It is unknown what effect the discontinuance of these operations may have on these expenses.

           September 30,  September 29,  September 27,   June 28,     June 27,
               1994           1995           1996          1996         1997
           -------------  -------------  -------------  -----------  -----------

Revenue      $19,040,381    $16,385,416    $22,155,039  $17,814,685  $17,066,067

Expense      $22,281,240    $15,838,752    $20,368,343  $16,276,536  $16,446,412

  The sale of certain assets, subject to certain liabilities, will be made a fair value. The exact assets to be sold and liabilities to be assumed have not yet been determined, however it is expected that no loss will be recognized on the sale.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          In general, the Wisconsin Business Corporation Law provides that a corporation shall indemnify directors and officers for all reasonable expenses incurred in connection with the successful defense of actions arising in connection with their service as directors and officers of the corporation. In other cases, the Wisconsin statute provides that the corporation shall indemnify a director or officer against liability unless the director or officer breached or failed to perform a duty owed to the corporation and such breach or failure meets certain specified criteria constituting, in general, some act of misconduct. In addition, the corporation may reimburse a director or officer for his expenses in defending against actions as they are incurred upon the director's or officer's written request accompanied by a written affirmation of his good faith belief that he has not breached or failed to perform his duties to the corporation and a written undertaking to repay amounts advanced if it is ultimately determined that indemnification is not required under the Wisconsin Business Corporation Law. A court of law may order that the corporation provide indemnification to a director or officer if it finds that the director or officer is entitled thereto under the applicable statutory provision or is fairly and reasonably entitled thereto in view of all the relevant circumstances, whether or not such indemnification is required under the applicable statutory provision.

          The Wisconsin Business Corporation Law specifies various procedures pursuant to which a director or officer may establish his right to indemnification.

          Provided that it is not determined by or on behalf of the corporation that the director or officer breached or failed to perform a duty owed to the corporation and such breach or failure meets certain specified criteria constituting, in general, some act of misconduct, its articles of incorporation or bylaws, by written agreement, by resolution of its board of directors or by a vote of the holders of a majority of its outstanding shares.

          The Registrant's Bylaws provide for indemnification and advancement of expenses of directors and officers to the fullest extent provided by the Wisconsin Business Corporation Law. This provision is not exclusive of any other rights to indemnification or the advancement of expenses to which a director or officer may be entitled to under any written agreement, resolution of directors, vote of stockholders, by law or otherwise.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit   Description
--------------------------------------------------------------------------------
2. Agreement and Plan of Merger dated as of September 30, 1997 among Fiserv, Inc, Fiserv Clearing, Inc. and Hanifen, Imhoff Holdings, Inc. (Attached as Appendix A to the Proxy Statement/Prospectus included in this Registration Statement.)(Schedules to such agreement are not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 604(b)(2) of Regulation S-X.)

3.1 Restated Articles of Incorporation (filed as Exhibit 3.1 to Fiserv's Registration Statement on Form S-4, File No. 333-23349, and incorporated herein by reference).

3.2 By-laws, (filed as Exhibit 3.2 to Fiserv's Registration Statement on Form S-4, File No. 33-62870, and incorporated herein by reference).

4.1 Credit Agreement dated as of May 17, 1995 among Fiserv, Inc., the Lenders Party Thereto, First Bank National Association, as Co-Agent, and The Bank of New York, as Agent. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

4.2 Note Purchase Agreement dated as of March 15, 1991, as amended, among Fiserv, Inc., Aid Association for Lutherans, Northwestern National Life Insurance Company, Northern Life Insurance Company and the North Atlantic Life Insurance Company of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to
          Item 601(b) (4) (iii) (A) of Regulation S-K.)

4.3 Note Purchase Agreement dated as of April 30, 1990, as amended, among Fiserv, Inc. and Teachers Insurance and Annuity Association of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

4.4 Note Purchase Agreement dated as of May 17, 1995 among Fiserv, Inc., Teachers Insurance Annuity Association of America, Massachusetts Mutual Life Insurance Company and Aid Association for Lutherans. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

5.        Opinion of Charles W. Sprague.

23.1      Consent of Deloitte & Touche LLP.

23.2      Consent of McGladrey & Pullen LLP

23.3      Consent of Baird Kurtz and Dobson

23.4      Consent of Coopers & Lybrand LLC

23.5      Consent of Charles W. Sprague (included in Exhibit 5 hereto).

24.       Powers of Attorney.

99.       Proxy Card

Item 22.  Undertakings.

          The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represented a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provision, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration through the date of responding to the request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookfield, State of Wisconsin, on the 12th day of November, 1997.

                                 FISERV, INC.

                              By /s/ Kenneth R. Jensen                   x
                                 ----------------------------------------
                                 Kenneth R. Jensen,
                                 Senior Executive Vice President
                                 and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

          *                   Chairman of the Board and Director             November 12, 1997
-------------------------     (Principal Executive Officer)
(George D. Dalton)

          *                   Vice Chairman, President and Director          November 12, 1997
-------------------------
(Leslie M. Muma)

          *                   Senior Executive Vice President, Treasurer     November 12, 1997
-------------------------     and Director (Principal Financial and
(Kenneth R. Jensen)           Accounting Officer)


          *                   Vice Chairman, President -                     November 12, 1997
-------------------------     Information Technology, Inc. and
(Donald F. Dillon)            Director


          *                   Director                                       November 12, 1997
-------------------------
(Gerald J. Levy)

          *                   Director                                       November 12, 1997
-------------------------
(L. William Seidman)

          *                   Director                                       November 12 , 1997
-------------------------
(Thekla R. Shackelford)

          *                   Director                                       November 12  , 1997
-------------------------
(Roland D. Sullivan)

*By:/s/ Kenneth R. Jensen
    --------------------------
   (Kenneth R. Jensen, individually
   and as attorney-in-fact for the
   persons indicated)

                                 Exhibits Index



Exhibit   Description
 Number
 -----------------------------------

2. Agreement and Plan of Merger dated as of September 30, 1997 among Fiserv, Inc., Fiserv Clearing, Inc. and Hanifen, Imhoff Holdings, Inc. (Attached as Appendix A to the Proxy Statement/Prospectus included in this Registration Statement.)(Schedules to such agreement are not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 604(b)(2) of Regulation S-X.)

3.1 Restated Articles of Incorporation (filed as Exhibit 3.1 to Fiserv's Registration Statement on Form S-4, File No. 333-23349, and incorporated herein by reference).

3.2 By-laws, (filed as Exhibit 3.2 to Fiserv's Registration Statement on Form S-4, File No. 33-62870, and incorporated herein by reference).

4.1 Credit Agreement dated as of May 17, 1995 among Fiserv, Inc., the Lenders Party Thereto, First Bank National Association, as Co-Agent, and The Bank of New York, as Agent. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

4.2 Note Purchase Agreement dated as of March 15, 1991, as amended, among Fiserv, Inc., Aid Association for Lutherans, Northwestern National Life Insurance Company, Northern Life Insurance Company and the North Atlantic Life Insurance Company of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b)
       (4) (iii) (A) of Regulation S-K.)

4.3 Note Purchase Agreement dated as of April 30, 1990, as amended, among Fiserv, Inc. and Teachers Insurance and Annuity Association of America. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

4.4 Note Purchase Agreement dated as of May 17, 1995 among Fiserv, Inc., Teachers Insurance Annuity Association of America, Massachusetts Mutual Life Insurance Company and Aid Association for Lutherans. (Not being filed herewith, but will be provided to the Commission upon its request, pursuant to Item 601(b) (4) (iii) (A) of Regulation S-K.)

5.     Opinion of Charles W. Sprague.

23.1   Consent of Deloitte & Touche LLP.

23.2   Consent of McGladrey & Pullen, LLP

23.3   Consent of Baird Kurtz and Dobson

23.4   Consent of Coopers & Lybrand L.L.P.

23.5   Consent of Charles W. Sprague (included in Exhibit 5 hereto).

24.    Powers of Attorney.

99.    Proxy Card